UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 10, 2021 (March 9, 2021)

Lumentum Holdings Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-36861	47-3108385
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1001 Ridder Park Drive, San Jose, CA	95131
(Address of Principal Executive Offices)	(Zip Code)

(408) 546-5483

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value of $0.001 per share	LITE	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Amended and Restated Merger Agreement

On March 9, 2021, Lumentum Holdings Inc., a Delaware corporation (“Lumentum”), Coherent, Inc., a Delaware corporation (“Coherent”), Cheetah Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Lumentum (“Merger Sub I”), and Cheetah Acquisition Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Lumentum (“Merger Sub II”), entered into an Amended and Restated Agreement and Plan of Merger (the “Amended Merger Agreement”). The Amended Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger (the “Original Merger Agreement”), dated January 18, 2021, by and among Lumentum, Coherent, Merger Sub I and Merger Sub II.

Pursuant to the terms of the Amended Merger Agreement, the acquisition of Coherent will be accomplished through a merger of Merger Sub I with and into Coherent (the “Merger”), with Coherent surviving the Merger as the surviving corporation and a wholly owned subsidiary of Lumentum.

Pursuant to the terms of the Amended Merger Agreement, and subject to the terms and conditions set forth therein, at the effective time of the Merger (the “Effective Time”), each share of the common stock of Coherent (the “Coherent Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (x) shares of Coherent Common Stock owned by Lumentum, Coherent, or any direct or indirect wholly owned subsidiary of Lumentum or Coherent or (y) shares of Coherent Common Stock owned by stockholders who have properly exercised and perfected appraisal rights under Delaware law, in each case immediately prior to the Effective Time, will be cancelled and extinguished and automatically converted into the right to receive the following consideration (collectively, the “Merger Consideration”):

(A) $175.00 in cash, without interest (the “Cash Consideration”), plus

(B) 1.0109 validly issued, fully paid and nonassessable shares of the common stock of Lumentum, par value $0.001 per share (“Lumentum Common Stock”) (such ratio, the “Exchange Ratio”).

Pursuant to the terms of the Amended Merger Agreement, each Coherent restricted stock unit award (a “Coherent RSU”), other than Director RSUs (as defined below), outstanding immediately prior to the Effective Time will be automatically converted into time-based restricted stock units denominated in shares of Lumentum Common Stock entitling the holder to receive, upon settlement, a number of shares Lumentum Common Stock equal to the number of shares of Coherent Common Stock subject to the Coherent RSU multiplied by the sum of (A) the Exchange Ratio, and (B) the quotient obtained by dividing the Cash Consideration by the volume weighted average price of a share of Lumentum Common Stock for a 10 trading day period ending prior to the closing of the Merger (the “Closing”). For Coherent RSUs subject to performance-based vesting conditions and metrics, the number of shares of Lumentum Common Stock subject to the converted Coherent RSUs will be determined after giving effect to the Coherent Board of Director’s determination of the number of Coherent RSUs earned, based on the greater of the target or actual level of achievement of such goals or metrics immediately prior to the Effective Time.

The converted Coherent RSUs generally will be subject to the same terms and conditions that applied to the awards immediately prior to the Effective Time, provided that any Coherent RSUs subject to performance-based vesting conditions will be subject solely to time- and service-based vesting. Each Coherent RSU that is outstanding as of the date of the Original Merger Agreement that is outstanding as of immediately prior to the Effective Time will be entitled to the following vesting acceleration benefits:

(A) for any holder of Coherent RSUs who is a participant under Coherent’s Change of Control and Leadership Change Severance Plan (the “CIC Plan”), the acceleration benefits under the CIC Plan upon such participant’s involuntary termination of employment in accordance with the terms and conditions set forth therein and

(B) for any holder who is not a participant in the CIC Plan, the following vesting acceleration benefits upon his or her termination of employment by Coherent, Lumentum or their respective subsidiaries without “cause” within the period beginning immediately following the date of the Closing and ending on the date that is 12 months following the date of the Closing (or, if earlier, December 31, 2022) (the “Qualifying Termination”), (A) if such holder’s Qualifying Termination occurs during calendar year 2021, the sum of: (x) 100% of the total number of converted Coherent RSUs that otherwise would have vested during calendar year 2021 under the applicable vesting schedule in effect on the Closing had such holder remained employed with Coherent, Lumentum or their respective subsidiaries through the last applicable vesting date for such award in calendar year 2021 (and reduced by the total number of converted Coherent RSUs that vested in calendar year 2021 prior to such Qualifying Termination) plus (y) 50% of the total number of converted Coherent RSUs that otherwise would have vested during calendar year 2022 under the applicable vesting schedule in effect on the Closing had such holder remained employed with Coherent, Lumentum or their respective subsidiaries through the last applicable vesting date for such award in calendar year 2022, or (B) if such holder’s Qualifying Termination occurs during calendar year 2022, 50% of the total number of converted Coherent RSUs that otherwise would have vested during calendar year 2022 under the applicable vesting schedule in effect on the Closing had such holder remained employed with Coherent, Lumentum or their respective subsidiaries through the last applicable vesting date for such award in calendar year 2022 (and reduced by the total number of converted Coherent RSUs that vested in calendar year 2022 prior to such Qualifying Termination).

Each Coherent RSU granted to a non-employee member of Coherent’s Board of Directors (“Director RSUs”) (whether or not vested) that is outstanding immediately prior to the Effective Time will, automatically vest in full and be cancelled and converted into the right to receive the Merger Consideration as if such Director RSU had been settled in shares of Coherent Common Stock immediately prior to the Effective Time.

The Boards of Directors of Lumentum and Coherent have unanimously approved the Merger and the Amended Merger Agreement. The transaction is subject to customary closing conditions, including the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), antitrust approvals in other applicable jurisdictions, including China and South Korea, the effectiveness of a registration statement on Form S-4 registering the shares of Lumentum Common Stock to be issued in connection with the Merger, and approval by the holders of a majority of the outstanding shares of Lumentum Common Stock and Coherent Common Stock. The waiting period under the HSR Act expired on March 3, 2021 with respect to the Merger. The transaction is not subject to any financing condition.

The Amended Merger Agreement contains customary representations, warranties and covenants of Lumentum, Coherent, Merger Sub I and Merger Sub II, including, (i) covenants by Coherent concerning the conduct of its business in the ordinary course consistent with past practice during the interim period between the execution of the Original Merger Agreement and the Closing, (ii) covenants by Lumentum concerning the conduct of its business in the ordinary course consistent with past practice during the interim period between the execution of the Original Merger Agreement and the Closing, (iii) a covenant by Coherent and Lumentum that, subject to certain exceptions, the Board of Directors of Coherent will recommend to its stockholders the adoption of the Amended Merger Agreement, and the Board of Directors of Lumentum will recommend to its stockholders the approval of the issuance of shares of Lumentum Common Stock pursuant to the Amended Merger Agreement, and (iv) a covenant that Lumentum and Coherent will not solicit, initiate, or knowingly encourage, facilitate or induce the making of an inquiry, offer or proposal that would reasonably be expected to lead to any Company or Parent Takeover Proposal, as applicable (each, as defined in the Amended Merger Agreement).

The Amended Merger Agreement contains certain termination rights for both Lumentum and Coherent and provides that upon termination of the Amended Merger Agreement under specified circumstances (including termination by Coherent to accept a superior proposal), Coherent may be required to pay Lumentum a termination fee of $217.6 million. The Amended Merger Agreement further provides that upon termination of the Amended Merger Agreement under specified circumstances (including termination by Lumentum to accept a superior proposal), Lumentum may be required to pay Coherent a termination fee of $337.7 million, and if the Amended Merger Agreement is terminated for failure to obtain antitrust approval from a Chinese governmental entity, Lumentum may be required to pay Coherent a termination fee of $500 million.

Pursuant to the Amended Merger Agreement, Lumentum will add two members of Coherent’s Board of Directors, designated by Coherent and reasonably acceptable to Lumentum, to Lumentum’s Board of Directors at the Closing, each of whom must qualify as an “independent director” under applicable rules and regulations of the Nasdaq Global Select Market, and Lumentum has agreed to nominate them for reelection at Lumentum’s first annual stockholders’ meeting that occurs after the Closing.

The foregoing description of the Amended Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Amended Merger Agreement, which is attached hereto as Exhibit 2.1. We encourage you to read the Amended Merger Agreement for a more complete understanding of the transaction. The Amended Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. The Amended Merger Agreement is not intended to provide any factual information about Coherent, Lumentum, Merger Sub I or Merger Sub II.

Financing of the Merger

Lumentum plans to finance the Merger with approximately $2 billion of cash from the combined company balance sheets, approximately $2.2 billion in Lumentum common stock, and approximately $3 billion in new debt. In connection with entering into the Amended Merger Agreement, Lumentum entered into an Amended and Restated Commitment Letter (the “Amended Commitment Letter”), dated as of March 9, 2021, with Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch (the “Commitment Party”), pursuant to which, subject to the terms and conditions set forth therein, the Commitment Party has committed to provide a senior secured term loan facility in an aggregate principal amount of up to $3,000 million (the “Term Loan Facility”). The funding of the Term Loan Facility provided for in the Amended Commitment Letter is contingent on the satisfaction of customary conditions, including (i) the execution and delivery of definitive documentation with respect to credit facilities in accordance with the terms sets forth in the Amended Commitment Letter, and (ii) the consummation of the Merger in accordance with the Amended Merger Agreement.

The foregoing description of the Amended Commitment Letter and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the Amended Commitment Letter, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 and the terms of which are incorporated herein by reference.

Item 8.01.	Other Events.

On March 10, 2021, Lumentum issued a press release announcing the execution of the Amended Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and Lumentum’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Coherent and Lumentum, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Coherent’s and Lumentum’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Amended Merger Agreement, including the receipt by Coherent of an unsolicited proposal from a third party (including MKS Instruments, Inc. or II-VI Incorporated); (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Coherent and Lumentum; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Coherent’s and Lumentum’s ability to implement its business strategy; (vii) pricing trends, including Coherent’s and Lumentum’s ability to achieve economies of scale; (viii) potential litigation relating to the proposed transaction that could be instituted against Coherent, Lumentum or their respective directors; (ix) the risk that disruptions from the proposed transaction will harm Coherent’s or Lumentum’s business, including current plans and operations; (x) the ability of Coherent or Lumentum to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) uncertainty as to the long-term value of Lumentum common stock; (xiii) legislative, regulatory and economic developments affecting Coherent’s and Lumentum’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Coherent and Lumentum operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Coherent’s and/or Lumentum’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Coherent’s or Lumentum’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and Lumentum’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; (xx) Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xxi) failure to receive the approval of the stockholders of Lumentum and/or Coherent. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Coherent’s or Lumentum’s consolidated financial condition, results of operations, or liquidity. Neither Coherent nor Lumentum assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Lumentum and Coherent. In connection with the proposed transaction, Lumentum will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes the joint proxy statement of Lumentum and Coherent that will also constitute a prospectus of Lumentum. The information in the preliminary proxy statement/prospectus is not complete and may be changed. When the joint proxy statement/prospectus is finalized, it will be sent to the respective stockholders of Coherent and Lumentum seeking their approval of their respective transaction-related proposals.

Lumentum may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Lumentum securities, are not soliciting an offer to buy Lumentum securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

LUMENTUM AND COHERENT URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by contacting Lumentum’s Investor Relations Department at investor.relations@lumentum.com. Copies of documents filed with the SEC by Coherent (when they become available) may be obtained free of charge on Coherent’s website at https://investors.coherent.com by contacting Coherent’s Investor Relations Department at investor.relations@coherent.com.

Participants in the Merger Solicitation

Each of Lumentum, Coherent and directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the respective stockholders of Coherent and Lumentum in connection with the proposed transaction is set forth in the proxy statement/prospectus to be filed with the SEC. Additional information regarding Lumentum’s executive officers and directors is included in Lumentum’s definitive proxy statement, which was filed with the SEC on September 25, 2020. Additional information regarding Coherent’s executive officers and directors is included in Coherent’s definitive proxy statement, which was filed with the SEC on April 6, 2020, and in an amendment to its Annual Report on Form 10-K/A which was filed with the SEC on February 1, 2021. You can obtain free copies of these documents using the information in the paragraph immediately above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amended and Restated Agreement and Plan of Merger, dated as of March 9, 2021, by and among Lumentum Holdings Inc., Coherent, Inc., Cheetah Acquisition Sub, Inc. and Cheetah Acquisition Sub LLC*

10.1	Amended and Restated Commitment Letter, dated as of March 9, 2021, by and among Lumentum Holdings Inc., Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch.

99.1	Press Release of Lumentum Holdings Inc., dated March 10, 2021

104	Cover Page Interactive Data File (formatted as Inline XBRL)

*

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 10, 2021	Lumentum Holdings Inc.

	By:	/s/ Wajid Ali
Wajid Ali
Chief Financial Officer

Exhibit 2.1

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

COHERENT, INC.,

LUMENTUM HOLDINGS INC.,

CHEETAH ACQUISITION SUB, INC.,

and

CHEETAH ACQUISITION SUB LLC

Dated as of March 9, 2021

i

ii

EXHIBITS

Exhibit A-1	Form of Surviving Corporation Amended and Restated Certificate of Incorporation
Exhibit A-2	Form of Surviving Corporation Amended and Restated Bylaws

iii

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 9, 2021, is by and among Coherent, Inc., a Delaware corporation (the “Company”), Lumentum Holdings Inc., a Delaware corporation (“Parent”), Cheetah Acquisition Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub I”), and Cheetah Acquisition Sub LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”). Parent, the Merger Subs and the Company are each sometimes referred to herein as a “Party” and, collectively, as the “Parties, and is effective as of January 18, 2021 (the “Original Agreement Date”).”

WITNESSETH:

WHEREAS, the Parties made and entered into an Agreement and Plan of Merger on the Original Agreement Date (the “Original Agreement”) and desire to amend and restate the Original Agreement in its entirety;

WHEREAS, the Parties intend that Merger Sub I shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent in accordance with the applicable provisions of the DGCL;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that it is in the best interests of its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) on the terms and subject to the conditions set forth in this Agreement, resolved to recommend the adoption of this Agreement by the stockholders of the Company and to submit this Agreement to the stockholders of the Company for adoption;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (i) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the issuance of shares of Parent Common Stock (the “Share Issuance”) in connection with the transactions contemplated by this Agreement, and (iii) resolved to recommend the approval by its stockholders of the Share Issuance and to submit the Share Issuance to the stockholders of Parent for approval;

WHEREAS, the Board of Directors (or equivalent) of each of the Merger Subs has unanimously (i) determined that it is in each such entity’s and its sole stockholder’s or sole member’s best interests, as applicable, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by each such entity of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the adoption of this Agreement by each such entity’s sole stockholder or sole member, as applicable, and to submit this Agreement to such stockholder or member for adoption, and Parent, as such stockholder and sole member, has approved the execution, delivery and performance by the Merger Subs of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and has adopted this Agreement; and

WHEREAS, Parent, the Merger Subs and the Company desire to make certain representations, warranties, covenants and agreements set forth herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, and, in accordance with Section 8.11 of the Original Agreement, Parent, the Merger Subs and the Company hereby amend and restate the Original Agreement and agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), at the Closing, Merger Sub I shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub I shall cease, and the Company shall continue its existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

Section 1.2 Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place as soon as practicable (but in any event no later than the fifth Business Day) after the satisfaction or waiver (to the extent permitted by applicable Law) of the last of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the Company and Parent. The date on which the Closing actually occurs is referred to as the “Closing Date.” The Closing shall be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, or remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed upon in writing by the Company and Parent.

Section 1.3 Effective Time. Concurrently with the Closing, the Company and Merger Sub I shall cause to be filed with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed and filed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the Parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the Surviving Corporation, and all debts, claims, obligations, liabilities and duties of the Company and Merger Sub I shall become the debts, claims, obligations, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 1.5 Organizational Documents. At the Effective Time, the Company’s Restated and Amended Certificate of Incorporation (as amended, the “Company Certificate”) and Amended and Restated Bylaws (the “Company Bylaws”) shall be amended and restated, respectively, to be in substantially the forms attached hereto as Exhibit A-1 and Exhibit A-2, and as so amended and restated shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Directors and Officers.

(a) From and after the Effective Time, the directors of Merger Sub I immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(b) From and after the Effective Time, the officers of Merger Sub I immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.

Section 1.7 Parent Board. The parties hereto shall take all necessary actions such that, at the Effective Time, the Parent Board shall be comprised of nine directors, consisting of two directors designated by the Company (each, a “Company Designee”), and reasonably acceptable to Parent, from among the directors serving on the Company Board as of immediately prior to the Effective Time, each of whom must qualify as an “independent director” under applicable Nasdaq rules and regulations. Each Company Designee shall hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal as a member of the Parent Board. In the event that prior to the Effective Time any Company Designee is unwilling or unable to serve on the Parent Board, the Company shall select a replacement for such individual to serve in such person’s place. Parent agrees to nominate the Company Designees appointed to the Parent Board pursuant to this Section 1.7 for reelection at Parent’s first annual stockholders’ meeting that occurs after the Closing.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock in the Merger.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, the Merger Subs or the holder of any shares or securities of Parent, the Company or the Merger Subs:

(i) Conversion of Merger Sub I Common Stock. Each share of common stock, par value $0.001 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(ii) Cancellation of Certain Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company or any of its Subsidiaries and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent, its Subsidiaries or the Merger Subs shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor or in respect thereof.

(iii) Conversion of Company Common Stock. Subject to the other provisions of this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and any Dissenting Shares) shall, at the Effective Time, be converted automatically into and shall thereafter represent the right to receive (A) $175.00 in cash (the “Cash Consideration”) and (B) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (together with the cash in lieu of fractional shares of Parent Common Stock as specified in Section 2.1(d) and the Cash Consideration, the “Merger Consideration”). From and after the Effective Time, all of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1.

(b) Shares of Dissenting Stockholders. Anything in this Agreement to the contrary notwithstanding, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder of record who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“DGCL 262” and any such shares meeting the requirement of this sentence, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but instead at the Effective Time shall be converted into the right to receive payment of such amounts as are payable in accordance with DGCL 262 (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the fair value of such Dissenting Shares to the extent afforded by DGCL 262); provided that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under DGCL 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration. The Company shall give prompt written notice to Parent of any demands received by the Company for fair value of any shares of Company Common Stock pursuant to DGCL 262 and of any withdrawals of such demands, and Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time (and as permitted by Article V), the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(c) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger upon the surrender for exchange of Certificates or with respect to Book-Entry Shares or otherwise, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of Company Common Stock converted pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares evidenced by the Certificates and Book-Entry Shares delivered by such holder) shall receive from Parent, in lieu thereof and upon surrender thereof, a cash payment (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Common Stock VWAP (rounded down to the nearest penny).

Section 2.2 Appointment of Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company to act as exchange agent (the “Exchange Agent”), the identity and the terms of appointment of which shall be reasonably acceptable to the Company, for the payment of the Merger Consideration and shall enter into an agreement relating to the Exchange Agent’s responsibilities with respect thereto, in form and substance reasonably acceptable to the Company.

Section 2.3 Surrender and Exchange of Shares.

(a) Deposit of Merger Consideration. Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the full number of whole shares of Parent Common Stock sufficient to deliver the stock portion of the aggregate Merger Consideration and (ii) cash in an amount sufficient to pay the cash portion of the aggregate Merger Consideration, in each case payable in the Merger to all holders of Company Common Stock (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto and including any amounts to be paid in cash in lieu of fractional shares in accordance with Section 2.1(d), the “Exchange Fund”).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event within five Business Days of the Closing Date, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon, (A) with respect to shares evidenced by Certificates, delivery of the Certificates (or affidavits of loss in lieu thereof) and (B) with respect to Book-Entry Shares, upon proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Exchange Agent may reasonably request), as applicable, to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree upon prior to the Effective Time) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(d).

(c) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably and customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive, within two Business Days following the later to occur of (i) the Effective Time or (ii) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(d). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.3(c), each Certificate and Book-Entry Share (other than Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(d).

(d) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into cash and shares of Parent Common Stock pursuant to Section 2.1(a)(iii) until such holder shall surrender such share in accordance with this Section 2.3. After the surrender in accordance with this Section 2.3 of a share of Company Common Stock to be converted into cash and shares of Parent Common Stock pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the Merger Consideration payable to such holder pursuant to this Article II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the share of Parent Common Stock represented by such share of Company Common Stock.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with this Section 2.3 (together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(d)), without interest and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Company Common Stock pursuant to this Article II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund, and such investments shall only be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations of issuers organized under the Laws of a state of the United States of America, rated A-1 or P-1 or better by Standard & Poor’s Corporation or Moody’s Investors Service, Inc., respectively. Parent shall cause the Exchange Fund to be (i) held for the benefit of the holders of the Company Common Stock and (ii) applied promptly to making the payments pursuant to Section 2.1. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1, except as expressly provided for in this Agreement. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Corporation (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(h) No Liability. None of Parent, the Company, the Merger Subs or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(i) Withholding Rights. Each of the Surviving Corporation, Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold (or cause to be deducted or withheld) from the consideration otherwise payable to any holder of a Certificate or a Book-Entry Share pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted and withheld shall be paid over to the appropriate Taxing Authority and, to the extent such amounts are paid over to the appropriate Taxing Authority, shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate or Book-Entry Share in respect of which such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact, in form and substance reasonably satisfactory to Parent and the Exchange Agent, by the person claiming such Certificate to be lost, stolen, mutilated or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.3(g), Parent) shall deliver, in exchange for such lost, stolen, mutilated or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Section 2.4 Treatment of Company Equity Awards.

(a) Company RSUs. At the Effective Time, each award of Company RSUs that is outstanding immediately prior to the Effective Time other than awards of Director RSUs, shall be converted into an award covering that number of Parent restricted stock units of Parent Common Stock, rounded down to the nearest whole share, (“Converted RSUs”) equal to the product of (x) the number of shares of Company Common Stock subject to such award of Company RSUs (and, with respect to any Company RSUs that are subject to performance-vesting goals or metrics, the number of shares of Company Common Stock shall be determined based on the greater of the target or actual level of achievement of such goals or metrics immediately prior to the Effective Time, as determined by the Company Board or a committee thereof) and (y) the sum of (A) the Exchange Ratio, and (B) the quotient obtained by dividing (i) the Cash Consideration by (ii) the Parent Common Stock VWAP. Any Converted RSUs issued pursuant to this Section 2.4(a) shall be subject to the same terms and conditions as were applicable to such Company RSUs immediately prior to the Effective Time (including any applicable change of control or other accelerated vesting provisions, whether pursuant to an award agreement or any other agreement between the Company and any holder of any award of Company RSUs or pursuant to any other arrangement or plan applicable to any holder of an award of Company RSUs); provided that any Company RSUs, the vesting of which had been subject to performance goals or metrics prior to the Effective Time, shall cease to be subject to any such performance-vesting goals or metrics and shall, following the Effective Time, be subject solely to time- and service-based vesting.

(b) Director RSUs. At the Effective Time, each Director RSU (whether or not vested) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, vest (if unvested) and be cancelled and converted into the right to receive the Merger Consideration in accordance with Section 2.1 as if such Director RSU had been settled in shares of Company Common Stock immediately prior to the Effective Time (the “Director RSU Consideration”). Parent shall cause the Surviving Corporation to pay to each holder of a Director RSU the Director RSU Consideration, less any applicable Taxes and without interest, within two Business Days following the Effective Time, subject to any delay required by the next sentence; provided that any such withholding Taxes required to be paid by or collected on behalf of such holder shall be satisfied by retaining a number of shares of Parent Common Stock having a fair market value (determined by reference to the closing price of a share of Parent Common Stock on the Closing Date) equal to the minimum statutory amount required to be withheld. Notwithstanding anything herein to the contrary, with respect to any Director RSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that the Company determines prior to the Effective Time is not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Company Benefit Plan that will not trigger a Tax or penalty under Section 409A of the Code.

(c) Involuntary Termination. Notwithstanding the vesting schedule and any other vesting conditions applicable to any Company RSUs or Converted RSUs, in the event that the employment of a Continuing Employee (other than any Continuing Employee that is a participant under the Company’s Change in Control Severance Plan (as amended, the “CIC Plan”) as of immediately prior to the Effective Time) (each such Continuing Employee, a “Covered Continuing Employee”) is terminated by the Company, Parent or their respective Subsidiaries without Cause (as defined in Section 2.4(c) of the Company Disclosure Letter) within the period beginning immediately following the Closing Date and ending on the date that is 12 months following the Closing Date (or, if earlier, December 31, 2022) (such termination, a “Qualifying Termination”), the vesting of each award of Converted RSUs resulting solely from a Company RSU that was outstanding and held by such Covered Continuing Employee as of the Original Agreement Date (and not any other Converted RSUs) will accelerate as to: (A) if such Covered Continuing Employee’s Qualifying Termination occurs during calendar year 2021, the sum of: (x) 100% of the total number of Converted RSUs that otherwise would have vested during calendar year 2021 under the applicable vesting schedule in effect on the Closing had such Covered Continuing Employee remained employed with the Company, Parent or their respective Subsidiaries through the last applicable vesting date for such award in calendar year 2021 (and reduced by the total number of Converted RSUs that vested in calendar year 2021 prior to such Qualifying Termination plus (y) 50% of the total number of Converted RSUs that otherwise would have vested during calendar year 2022 under the applicable vesting schedule in effect on the Closing had such Covered Continuing Employee remained employed with the Company, Parent or their respective Subsidiaries through the last applicable vesting date for such award in calendar year 2022, or (B) if such Covered Continuing Employee’s Qualifying Termination occurs during calendar year 2022, 50% of the total number of Converted RSUs that otherwise would have vested during calendar year 2022 under the applicable vesting schedule in effect on the Closing had such Covered Continuing Employee remained employed with the Company, Parent or their respective Subsidiaries through the last applicable vesting date for such award in calendar year 2022 (and reduced by the total number of Converted RSUs that vested in calendar year 2022 prior to such Qualifying Termination). For the avoidance of doubt, this Section 2.4(c) shall not amend, modify, change or in any way limit any vesting acceleration provided for in any plan or arrangement maintained by the Company, Parent or any of their respective Subsidiaries or any agreement between the Company, Parent or any of their respective Subsidiaries, on the one hand, and any Continuing Employee, on the other hand.

(d) Company and Parent Actions. The Company shall take all actions reasonably necessary or advisable to effect the transactions contemplated by this Section 2.4 under all Company equity plans or any other plan or arrangement of the Company, including delivering all required notices, obtaining all necessary consents, and making any determinations and/or resolutions of the Company Board or a committee thereof. At or prior to the Effective Time, Parent shall take all actions necessary to reserve for issuance a number of shares of Parent Common Stock in respect of each Converted RSU. As soon as practicable on or following the Effective Time, but no later than three Business Days following the Effective Time, Parent shall file a registration statement on Form S-8, Form S-3 or Form S-1 (or any successor or other appropriate form), as applicable, with respect to the shares of Parent Common Stock subject to each such award of Converted RSUs and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

(e) ESPP. As soon as practicable following the Original Agreement Date, the Company Board or a committee thereof shall adopt resolutions to provide that each individual participating in an Offering (as defined in the ESPP) in progress on the Original Agreement Date shall not be permitted to (i) increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect as of the Original Agreement Date or (ii) make separate non-payroll contributions to the ESPP on or following the Original Agreement Date, except as may be required by applicable Law. Prior to the Effective Time, the Company shall take all actions that may be necessary to, effective upon the consummation of the Merger, (A) cause any Offering that would otherwise be outstanding at the Effective Time to terminate no later than five days prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the shortened Offering, but otherwise treat any shortened Offering as a fully effective and completed Offering for all purposes pursuant to the ESPP; and (C) cause the exercise (as of no later than one Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP. On such exercise date, the Company shall apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), the Company shall terminate the ESPP.

Section 2.5 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger and consistent with the terms and conditions of this Agreement, or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, the Merger Subs, the Company and the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as disclosed in the Company SEC Documents filed with or furnished to the SEC prior to the Original Agreement Date and after January 1, 2019 (excluding any risk factor or forward-looking disclosures contained in such documents under the heading “Risk Factors,” and any disclosure of risks included in any “forward-looking statements” disclaimer, or other statements that are similarly nonspecific or predictive, cautionary, or forward-looking) or (y) as set forth in the disclosure letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and the Merger Subs, as of the Original Agreement Date and as of the Closing Date (except to the extent expressly made as of a different date, in which case as of such date), as follows:

Section 3.1 Qualification, Organization, Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority or be in good standing would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary (to the extent the “qualification to do business” or “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has made available to Parent prior to the Original Agreement Date a true and complete copy of the Company Certificate and the Company Bylaws (collectively, the “Company Organizational Documents”), in each case, as amended through the Original Agreement Date.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $0.01 per share (the “Company Common Stock”), and no shares of preferred stock. As of January 14, 2021 (the “Company Capitalization Date”), (i) 24,447,453 shares of Company Common Stock were issued and outstanding and (ii) no shares of Company Common Stock were held in treasury. As of the Company Capitalization Date, 2,489,706 shares of Company Common Stock were reserved for issuance under Company equity plans (other than the ESPP), of which amount (A) 445,756 shares of Company Common Stock are issuable upon the settlement of outstanding Company RSUs (other than performance-based awards and Director RSUs), (B) 157,647 shares of Company Common Stock are issuable upon the settlement of outstanding Company RSUs that are performance-based awards (assuming performance is achieved at “target”), (C) 315,294 shares of Company Common Stock are issuable upon the settlement of outstanding Company RSUs that are performance-based awards (assuming performance is achieved at “maximum”), and (D) 15,786 shares of Company Common Stock are issuable upon the settlement of outstanding Director RSUs. As of the Company Capitalization Date, 87,192 shares of Company Common Stock were reserved for issuance under the ESPP, and an aggregate of $2,263,159 was contributed by participants in the ESPP during the Offering that is currently outstanding under the ESPP.

(b) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance with respect to Company RSUs, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. All outstanding equity securities of the Company and its Subsidiaries, where applicable, are duly authorized, validly issued, fully paid and, in the case of any such Subsidiary which is a corporation, nonassessable and free of preemptive rights.

(c) Except as set forth in Section 3.2(a) (and other than the shares of Company Common Stock issued since the Company Capitalization Date pursuant to the terms of outstanding Company RSUs or pursuant to purchases under the ESPP), there are no outstanding shares of capital stock or other equity interests in the Company or subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary, or (E) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company.

(d) The Company or one of its direct or indirect wholly owned Subsidiaries owns all of the outstanding shares of capital stock or other equity interests of all Subsidiaries of the Company.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), and, subject to receipt of approval of this Agreement by holders of at least a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), and the occurrence of the shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act, regardless of the outcome of such vote (the “Company Stockholder Advisory Vote”), to consummate the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement). The execution and delivery by the Company of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this

Agreement) and the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) have been or shall be duly and validly authorized by the Company Board and, except for the Company Stockholder Approval (and the occurrence of the Company Stockholder Advisory Vote) and the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of the Company or vote of the Company’s securityholders are necessary to authorize the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement). The Company Board has unanimously (i) resolved to recommend that the Company’s stockholders adopt the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) (the “Company Recommendation”), (ii) determined that the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the Merger are advisable to, and in the best interests of, the Company and its stockholders, (iii) approved the execution, delivery and performance of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the Merger, and (iv) resolved that the adoption of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) be submitted to a vote at a meeting of the Company’s stockholders. The Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) has been duly and validly executed and delivered by the Company and, assuming the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) constitutes the legal, valid and binding agreement of the counterparties thereto, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be subject to the limitation of such enforcement by (A) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”).

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, (iii) the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), (iv) applicable state securities, takeover and “blue sky” Laws, (v) the rules and regulations of Nasdaq, (vi) the HSR Act and each of the other Antitrust Laws set forth in Section 3.3(b)(vi) of the Company Disclosure Letter, and (vii) the Company Stockholder Approval (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent and the Merger Subs in Section 4.3(c), no other authorization, consent, order, license, Permit or approval (“Consent”) of, or registration, declaration, notice or filing (“Filing”) with, any United States, state of the United States or local, foreign or multi-national governmental or regulatory agency, commission, court or authority (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), except for such Consents or Filings as are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution and delivery by the Company of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) does not, and (assuming the Company Approvals are obtained and the Company Credit Agreement is terminated and repaid in full prior to the Effective Time) the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and compliance with the provisions thereof and hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, Company Real Property Lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (excluding, in each case, transfer restrictions of general applicability pursuant to any securities Laws) (each, a “Lien”) other than Permitted Liens (provided that no Lien shall be deemed created by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement)), in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, except for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, accelerations or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case, as amended or restated, of the Company or any of its Subsidiaries, (iii) subject to obtaining the Consents set forth in Section 3.3(c)(iii) of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the loss of any material benefit or the imposition of any material liability under, any Company Material Contract, or (iv) conflict with or violate any applicable Laws, except for such conflict or violation as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the Original Agreement Date by it with the U.S. Securities and Exchange Commission (the “SEC” and all such forms, documents and reports, the “Company SEC Documents”) since January 1, 2018. As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time they were filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading. None of the Company’s Subsidiaries are, or at any time since January 1, 2018 have been, required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (the “Company Financial Statements”) at the time they were filed or furnished (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except, in the case of unaudited statements, subject to normal year-end audit adjustments, the absence of notes and to any other adjustments described therein, including in any notes thereto, or with respect to pro forma financial information, subject to the qualifications stated therein), (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) As of the Original Agreement Date, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. As of the Original Agreement Date, none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Financial Statements or other Company SEC Documents.

Section 3.5 Absence of Certain Changes or Events.

(a) From January 1, 2020, through the Original Agreement Date, except for the Original Agreement and the transactions contemplated thereby, the businesses of each of the Company and its Subsidiaries, as applicable, have been conducted in all material respects in the Ordinary Course of Business, and none of the Company or any Subsidiary of the Company has undertaken any action that, if taken, during the period from the Original Agreement Date to the Effective Time, would constitute a breach of clauses (i) through (vi), (ix), (x) or (xv) (solely as it relates to clauses (i) through (vi), (ix), or (x)) of Section 5.1(b).

(b) Since January 1, 2020, through the Original Agreement Date, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended October 3, 2020, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the Original Agreement Date, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, in each case, that was disclosed to the Company’s auditors or the audit committee of the Company Board in connection with its most recent evaluation of internal controls over financial reporting prior to the Original Agreement Date. The Company maintains a system of internal accounting controls designed to provide reasonable assurances regarding transactions being executed in accordance with management’s general or specific authorization, the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and the prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

Section 3.7 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed, reflected or reserved against in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the Original Agreement Date, (ii) liabilities or obligations arising under or in accordance with the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), (iii) liabilities or obligations incurred in the Ordinary Course of Business since October 4, 2020, and (iv) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2018, neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except where such violation or failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to possess or file the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in all respects valid and in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof. The Company and each of its Subsidiaries is in material compliance with the terms and requirements of all Company Permits, except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries are in compliance, and have since January 1, 2018 complied, with all applicable Laws relating to privacy, data protection or information security regarding Personal Data (collectively, “Data Privacy Laws”); (ii) neither the Company nor any of its Subsidiaries has, since January 1, 2018, received any written notice from any applicable Governmental Entity alleging any violation of applicable Data Privacy Laws by the Company, any of its Subsidiaries or, to the knowledge of the Company, any third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of the Company or any of its Subsidiaries (“Company Data Processors”), nor has the Company or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) the Company and each of its Subsidiaries have, since January 1, 2018, taken commercially reasonable steps (including, as appropriate, implementing reasonable technical, physical or administrative safeguards) designed to protect Personal Data in their possession or under their control against loss and unauthorized access, use, modification or disclosure, and, to the knowledge of the Company, since January 1, 2018, there has been no incident of the same, or of the same with respect to any Personal Data maintained or otherwise processed for or on behalf of the Company or its Subsidiaries; (iv) the Company and each of its Subsidiaries have, since January 1, 2018, taken commercially reasonable steps with respect to all Company Data Processors to obligate such persons to comply in material respects with applicable Data Privacy Laws and to take reasonable steps to protect and secure Personal Data from loss or unauthorized use, access, modification or disclosure; and (v) the execution, delivery and performance of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) complies with all Laws relating to privacy, data protection or information security regarding Personal Data (including the General Data Protection Regulation (EU) 2016/679, the Data Protection Act 2018 (UK), and the California Consumer Protection Act) and the Company’s and each of its Subsidiaries’ applicable published policies, statements, and notices relating to privacy, data protection or information security regarding Personal Data.

Section 3.9 Environmental Matters. The Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Entity that alleges that the Company or any of its Subsidiaries is violating, or has or may have, violated any Environmental Law, or may have any liability or obligation arising under, retained or assumed by contract or by operation of law, except for such violations, liabilities and obligations that would not have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, there has been no release of any Hazardous Materials by the Company or any of its Subsidiaries at, to or from any facilities currently or formerly owned or leased by the Company or any of its Subsidiaries or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by the Company or any of its Subsidiaries and, in each case, for which the Company or any of its Subsidiaries would reasonably be expected to be subject to any material liability. Neither the Company nor any of its Subsidiaries has, either through Contract or by operation of law, assumed or agreed to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other person with respect to any liabilities arising under Environmental Laws except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent all material environmental assessment reports, investigations and audits in its possession or control, which relate to environmental matters for which the Company may reasonably be expected to have any material liability with respect to the Company and its Subsidiaries’ business and operations, including any such documents relating to the Company Owned Real Property and the Company Leased Real Property. The representations and warranties set forth in this Section 3.9, Section 3.3(b), Section 3.4, Section 3.5, Section 3.7 and Section 3.19 are the Company’s sole and exclusive representations and warranties relating to Environmental Laws or liabilities relating to the release or disposal of Hazardous Materials.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Letter lists each material Company Benefit Plan. With respect to each material Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) the Company Benefit Plan, if written (including all material amendments thereto), (ii) a written summary, if the Company Benefit Plan is not in writing, (iii) all related trust documents, (iv) all insurance contracts or other funding arrangements, (v) the most recent annual reports (Form 5500) filed with the IRS, (vi) the most recent determination, opinion or advisory letter from the IRS, (vii) the most recent summary plan description and any summary of material modifications thereto, and (viii) the most recent audited financial statement and/or actuarial valuation.

(b) Except as would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company and its Subsidiaries, (i) each Company Benefit Plan has been established, operated and administered in all respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and (ii) all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid or, to the extent not required to be made or paid on or before the Original Agreement Date, have been reflected on the books and records of the Company in accordance with GAAP. As of the Original Agreement Date, there are no pending claims or claims threatened in writing (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Each Company Benefit Plan and related trust that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and, to the knowledge of the Company, there is no reason why any such determination letter should be revoked or not be issued or reissued.

(d) With respect to any Company Benefit Plan subject to Title IV of ERISA to which the Company, its Subsidiaries or any of their respective ERISA Affiliates has any liability or contributes: (i) since January 1, 2016, no such Company Benefit Plan has been terminated so as to result or reasonably be likely to result, directly or indirectly, in a material liability to the Company or any of its ERISA Affiliates under Title IV of ERISA; (ii) no proceeding has been initiated by the Pension Benefit Guaranty Corporation to terminate any such Company Benefit Plan or to appoint a trustee for any such Company Benefit Plan; (iii) if any such Company Benefit Plan were to be terminated as of the Closing Date or if any person were to withdraw from such Company Benefit Plan, none of the Company or any of its ERISA Affiliates would incur, directly or indirectly, any material liabilities under Title IV of ERISA; (iv) no “reportable event” (as defined in Section 4043 of ERISA) for which notice has not been waived has occurred with respect to any such Company Benefit Plan within the past 12 months that, individually or in the aggregate, would result in material liabilities to the Company and any of its Subsidiaries, taken as a whole; and (v) satisfies the minimum funding standards of Section 302 of ERISA and Section 412 of the Code, whether or not waived, and none of the Company or any of its ERISA Affiliates has provided, or is required to provide, security to any Company Benefit Plan pursuant to Section 401(a)(29) of the Code.

(e) Neither the Company, nor its Subsidiaries nor any of their respective ERISA Affiliates has, at any time since January 1, 2016, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or Multiple Employer Plan.

(f) The execution of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the consummation of the Merger will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries to severance pay or any other similar payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant or officer, (iii) trigger any funding obligation under any Company Benefit Plan, or (iv) result in any payment to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) No Company Benefit Plan provides for, and neither the Company nor any of its Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code, Section 409A(a)(1)(B) of the Code, or otherwise.

(h) Except as would not, either individually or in the aggregate, reasonably be expected to result in material liability to the Company or its Subsidiaries, each Company Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

Section 3.11 Labor and Employment Matters.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a list of all local collective bargaining agreements, excluding any national, industry or sector-level collective bargaining agreements, to which the Company or any of its Subsidiaries is a party. No strike, material work slowdown, work stoppage, or unfair labor practice against the Company or any of its Subsidiaries is pending, or to knowledge of the Company, threatened. To the knowledge of the Company, no activities or proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries are pending or threatened. No labor union or works council currently represents any employees of the Company or any of its Subsidiaries in connection with their employment with the Company or any of its Subsidiaries.

(b) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all applicable Laws respecting hiring, employment and employment practices, terms and conditions of employment, harassment, retaliation, reasonable accommodations, leaves of absence, occupational safety and health, workers’ compensation, employee classification, wages and hours, engagement of independent contractors (including the appropriate classification of the same), payroll taxes, redundancy, “mass layoffs,” “plant closings” and immigration with respect to all employees, independent contractors, and other service providers of the Company and its Subsidiaries.

(c) As of the Original Agreement Date, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) there are no charges, complaints, audits or investigations pending or scheduled by any Governmental Entity pertaining to the employment practices or actions of the Company or any of its Subsidiaries or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries and (ii) to the Company’s knowledge, no complaints or charges relating to employment practices or actions of the Company or any of its Subsidiaries have been made since January 1, 2018 to any Governmental Entity or submitted to the Company or any of its Subsidiaries.

(d) To the knowledge of the Company, neither the Company nor any of its Subsidiaries is party to a settlement agreement with any employee of the Company or any of its Subsidiaries that involves material allegations of sexual harassment by any employee of the Company or any of its Subsidiaries at the level of Senior Vice President or above. To the knowledge of the Company, no material allegations of sexual harassment are pending against any employee of the Company or any of its Subsidiaries at the level of Senior Vice President or above in his or her capacity as such.

Section 3.12 Investigations; Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (b) there are no Orders of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.13 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the registration statement on Form S-4 to be filed by Parent in connection with the Share Issuance (the “Form S-4”) shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or its Representatives in writing expressly for inclusion therein. The information supplied or to be supplied by the Company for inclusion in the joint proxy statement/prospectus included in the Form S-4 (the “Joint Proxy Statement/Prospectus”) will not, at the time the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or its Representatives in writing expressly for inclusion therein.

Section 3.14 Anti-Bribery.

(a) Other than as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2016, neither the Company nor its Subsidiaries or controlled Affiliates (including their respective officers, directors, employees and, to the knowledge of the Company, agents or other persons acting on behalf of the Company or any of its Subsidiaries or controlled Affiliates), has taken any action in violation of the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder, the U.K. Bribery Act 2010, or any other applicable Laws regarding anti-corruption or anti-bribery (collectively, “Anti-Corruption Laws”).

(b) Other than as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2016, neither the Company nor its Subsidiaries or its controlled Affiliates has been subject to any actual, pending or, to the knowledge of the Company, threatened, civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company, its Subsidiaries or controlled Affiliates, in each case in any way relating to Anti-Corruption Laws, nor is there any basis therefor. The Company and each of its Subsidiaries and controlled Affiliates have established and maintain compliance programs and reasonable internal controls and procedures reasonably designed to ensure the Company, its Subsidiaries and its controlled Affiliates (including any of their officers, directors, employees, agents or other persons acting on their behalf) do not violate the Anti-Corruption Laws. For purposes of this Section 3.14, the term “Governmental Entity” shall also include any supra-national or public international organization (e.g., the World Bank, the Red Cross, etc.), or any legislative body or committee, division, political party, royal family, or government-owned or controlled enterprise.

Section 3.15 Exports & Sanctions. Other than as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2016, the Company and its Subsidiaries have conducted all transactions in compliance with all applicable U.S. import, export, and trade sanctions Laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department, and all comparable applicable import and export laws and regulations outside the United States in each country where the Company and its Subsidiaries conduct business.

Section 3.16 Tax Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), (iii) there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries, (vi) no claim has been made in writing or, to the Company’s knowledge, otherwise, by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns of a certain type that the Company or any of its Subsidiaries is or may be subject to taxation of such type or required to file Tax Returns of such type in that jurisdiction, (vii) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable, (viii) neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company or commercial agreements or arrangements not primarily related to Taxes and entered into in the ordinary course of business) or has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as transferee, successor, by Contract (other than commercial Contracts not primarily related to Taxes and entered into in the ordinary course of business) or otherwise, and (ix) neither the Company nor any of its Subsidiaries is bound with respect to any current or any future taxable period by any closing agreement (within the meaning of Section 7121 of the Code), private letter ruling, technical advice or other ruling or written agreement with a Governmental Entity, in each case, that could reasonably be expected to affect the liability for Taxes of the Company or any of its Subsidiaries following the Closing.

(b) None of the Company or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(c) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the Original Agreement Date or that otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Merger.

(d) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.16, Section 3.4, Section 3.5 (to the extent relating to Taxes), and Section 3.10 (to the extent relating to Taxes) are the sole and exclusive representations and warranties of the Company with respect to Taxes.

Section 3.17 Real Property.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) either the Company or a Subsidiary of the Company has good and valid title, subject to Permitted Liens, to each material Real Property owned by the Company or any Subsidiary of the Company (such owned property collectively, the “Company Owned Real Property”); and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material lease, material sublease and other material agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any Real Property (such property, the “Company Leased Real Property” and such leases, subleases and other agreements, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens and any Lien encumbering the interest of the landlord thereunder. Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Real Property Lease and each Company Sublease (defined below) is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions. Except as would not reasonably be expected to have a Company Material Adverse Effect, no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord, sublandlord or subtenant thereunder (as applicable), exists under any Company Real Property Lease or Company Sublease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease or Company Sublease.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property (collectively, the “Company Subleases,” and the Real Property subject to a Company Sublease, the “Company Subleased Real Property”) that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon; and (ii) there are no outstanding (A) options or (B) rights of first refusal in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein.

(c) Section 3.17(c) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) each Company Owned Real Property, including the address thereof and the identity of the Company or its Subsidiary that owns such property, and (ii) each Company Leased Real Property and Company Subleased Real Property, including the address thereof and the identity of the Company or its Subsidiary that is a party to the applicable Company Real Property Lease or Company Sublease with respect to such property.

Section 3.18 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the Original Agreement Date, to the Company’s knowledge (a) all insurance policies held by the Company or any of its Subsidiaries for the benefit of the Company or any of its Subsidiaries as of the Original Agreement Date (each, a “Company Insurance Policy”) are in full force and effect and provide insurance in such amounts and against such risks as the Company has determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate, (b) all premiums due and payable in respect of such insurance policies have been timely paid, (c) neither the Company nor any of its Subsidiaries has reached or exceeded its policy limits for any such insurance policies, (d) neither the Company nor any of its Subsidiaries has received any written notice of cancellation of any Company Insurance Policy, (e) neither the Company nor any of its Subsidiaries is in breach or default under any Company Insurance Policy, and (f) there is no claim by the Company or any of its Subsidiaries pending under any Company Insurance Policy as to which coverage has been denied.

Section 3.19 Material Contracts.

(a) Except for the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), the Company Benefit Plans, the Company Real Property Leases, the Company Subleases and agreements filed as exhibits to the Company SEC Documents (including those that are filed with the SEC at any time prior to the Original Agreement Date and incorporated by reference thereto), as of the Original Agreement Date, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract with any Top Company Customer or Top Company Vendor pursuant to which material payments are to be made or received by the Company or any of its Subsidiaries or material obligations of the Company or any of its Subsidiaries will remain outstanding after the Original Agreement Date, other than with respect to commercial product Warranties on customary terms;

(iii) any Contract under which the Company or any of its Subsidiaries has continuing indemnification, earnout or similar obligations to or by any third person which are material to the Company and its Subsidiaries, taken as a whole, other than those entered into on customary terms in connection with the distribution, sale or license of the Company’s products in the Ordinary Course of Business and other than any such Contracts that may be cancelled without liability to the Company or its Subsidiaries upon notice of 90 days or less;

(iv) any Contract concerning the acquisition or divestiture of any entity or any business (or all or substantially all of the assets of any entity or any business), or any investment in, or acquisition or divestiture of any security of, any entity, by the Company or any of its Subsidiaries under which the Company or any of its Subsidiaries has any material continuing obligations;

(v) any Contract for capital expenditures involving payments of more than $4,000,000 individually or $8,000,000 in the aggregate, by or on behalf of the Company or any of its Subsidiaries, for which reserves have not already been established in the financial statements of the Company and its Subsidiaries;

(vi) any Contract which is material to the operations of the Company and its Subsidiaries, taken as a whole, involving a joint venture or strategic alliance or partnership agreement or other sharing of profits or losses with any person;

(vii) any Contract relating to indebtedness for borrowed money in an amount in excess of $5,000,000 individually;

(viii) any Contract with any Top Company Customer or Top Company Vendor containing any, or, to the knowledge of the Company, any other material Contract containing any material, covenants, commitments, or other obligations by the Company or any of its Subsidiaries (A) not to compete with any person in a line of business or activity, (B) not to engage in any line of business or activity in any geographic location in a line of business, activity or geographic location, (C) granting any exclusive rights to any third party, (D) including “take or pay,” “sole source” or “requirements” obligations, (E) granting any “most favored pricing” or similar terms to any third party, or (F) otherwise prohibiting or limiting the right of the Company or its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or subassemblies, in each case, other than any such Contracts (x) that may be cancelled without material liability to the Company or any of its Subsidiaries upon notice of 180 days or less, or (y) which are not material to the Company and its Subsidiaries, taken as a whole;

(ix) any Contract disclosed or required to be disclosed on Section 3.20(g) of the Company Disclosure Letter;

(x) any Order or settlement or conciliation agreement entered into since January 1, 2018, other than (A) releases immaterial in nature and amount entered into with former employees or independent contractors of the Company in the Ordinary Course of Business or (B) settlement agreements which would not require the Company to pay consideration in excess of $2,000,000;

(xi) any Contract evidencing an outstanding loan, advance or investment by the Company or any of its Subsidiaries to or in, any person (other than the Company or any other Subsidiary of the Company) of more than $5,000,000 in the aggregate (excluding trade receivables and advances to employees for normally incurred business expenses, each arising in the Ordinary Course of Business);

(xii) each Material Government Contract (excluding any Government Contracts with universities or similar institutions on customary and reasonable terms); and

(xiii) any Contract not described above and pursuant to which the Company or any of its Subsidiaries has paid or received payments in excess of $5,000,000 in the most recent fiscal year, or is obligated to pay or entitled to receive payments in excess of $5,000,000 in the 12-month period following the Original Agreement Date, in each case, other than (A) Contracts solely between the Company and a wholly owned (direct or indirect) Subsidiary of the Company or solely between wholly owned (direct or indirect) Subsidiaries of the Company, (B) Contracts with customers, suppliers, vendors, or third-party service providers entered into in the Ordinary Course of Business on reasonable terms or (C) Government Contracts.

Each contract of any of the types referred to in clauses (i) through (xiii) above in existence as of the Original Agreement Date is referred to herein as a “Company Material Contract.”

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract, and (ii) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.20 Intellectual Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries solely and exclusively own the Intellectual Property owned (or purported to be owned) by the Company and its Subsidiaries (“Company Owned IP”), free and clear of all Liens other than Permitted Liens. All material issued patents, all registered copyrights and all registered trademarks that are registered or filed in the name of the Company or any of its Subsidiaries are subsisting and, to the knowledge of the Company, valid and enforceable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Owned IP is not subject to any outstanding consent, settlement, Lien (other than Permitted Liens), decree, order, injunction, judgment or ruling restricting the use thereof in a manner that would reasonably be expected to impair the continued operation of the businesses of the Company and its Subsidiaries as currently conducted.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the Original Agreement Date (i) the conduct of the business of the Company and its Subsidiaries as conducted since January 1, 2018 and as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and (ii) since January 1, 2018 through the Original Agreement Date, the Company has not received any written claim alleging any such infringement, misappropriation or other violation. Since January 1, 2018 through the Original Agreement Date, there is no and has not been any legal proceeding brought by a third party against the Company or any of its Subsidiaries (or against another person who has sought indemnification from the Company or any of its Subsidiaries in connection with such legal proceeding) with respect to any material alleged infringement or other material violation by the Company, its Subsidiaries, any of its or their current products or services, or other operation of the Company’s or any of its Subsidiaries’ businesses, of the Intellectual Property of such third party, that is outstanding and unresolved as of the Original Agreement Date, or which, if resolved, has resulted in any material liability or obligation (including ongoing payment), or the resolution of which required granting any license under any Company Owned IP.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the Original Agreement Date, to the knowledge of the Company, no person or entity is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries have, since January 1, 2018 through the Original Agreement Date, brought (or asserted or threatened in writing) any claim against any person alleging that such person is infringing or misappropriating any material Company Owned IP, that is outstanding and unresolved as of the Original Agreement Date.

(d) The Company and its Subsidiaries have taken commercially reasonable steps to protect all material trade secrets of the Company or its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, there have been no unauthorized uses or disclosures of any such trade secrets, and (ii) none of the Company or its Subsidiaries have published, provided or disclosed, nor are the Company or its Subsidiaries under any present or contingent obligation to so publish, provide or disclose, any software source code for Company Owned IP, including through or in connection with any agreement requiring the Company or any of its Subsidiaries to place any software source code in escrow.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or its Subsidiaries have received any support, funding, resources or assistance from any Governmental Entity, or from any university, college, other academic institutions, or non-profit research centers in the development of any Intellectual Property owned by the Company or its Subsidiaries, that resulted in, or is reasonably expected to result in, such third-parties being granted any rights or licenses to, or ownership interest in, any such Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no rights have been granted to any Governmental Entity with respect to any Company Owned IP other than substantially the same standard commercial rights as are granted by the Company to commercial end users in the Ordinary Course of Business.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or its Subsidiaries is a member or promoter of, or a contributor to, or made any commitments or agreements regarding, any patent pool, industry standards body, standard-setting organization or other similar organization, in each case that requires or obligates the Company or any of its Subsidiaries to grant or offer to any other person any license or other right to any Company Owned IP.

(g) Section 3.20(g)(i) of the Company Disclosure Letter sets forth a complete list of all Contracts pursuant to which a third person has licensed to the Company or its Subsidiary any material Intellectual Property, excluding any Immaterial License or licenses for open source software, licenses to commercially available off-the-shelf software or commercially available technology (including IP blocks) used in the general operation of the business and granted for an annual aggregate fee of less than $5,000,000. Section 3.20(g)(ii) of the Company Disclosure Letter sets forth a complete list of all Contracts pursuant to which the Company or its Subsidiaries have licensed to any third party any material Company Owned IP, excluding Immaterial Licenses.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or as set forth in Section 3.20(h) of the Company Disclosure Letter, neither the execution, delivery and performance of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and such other agreements, documents and instruments to be executed and delivered after the Original Agreement Date, nor the consummation of the transactions contemplated hereby or thereby will: (i) violate or result in the breach, cancellation, termination or suspension of, or acceleration of any payments under any Contract set forth in Section 3.20(g) of the Company Disclosure Letter; (ii) result in the Company or its Subsidiaries transferring any material Company Owned IP to any third party or granting to any third party any rights or licenses to any material Company Owned IP; or (iii) the imposition of any Lien (other than Permitted Liens) on any Company Owned IP. None of the Company or its Subsidiaries is a party to any Contract pursuant to which, as a result of the execution, delivery and performance of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and such other agreements, documents and instruments as are to be executed and delivered after the Original Agreement Date in connection with the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), or the consummation of the transactions contemplated hereby or thereby, will result in Parent or any of its Subsidiaries being (A) required to grant any Top Company Customer or any Top Company Vendor any rights to, licenses to or under, or immunities to (including any covenant not to sue relating to) any of Parent’s or any of its Subsidiaries’ material Intellectual Property, (B) bound by, or subject to, any material noncompetition, non-solicitation, exclusivity or other material restriction on the operation or scope of their respective business, or (C) obligated to pay any material incremental royalties or other material amounts, offer any material incremental discounts or being bound by any “most favored pricing” terms to any third party.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have not taken any action with respect to open source software that has required the Company or any of its Subsidiaries under any applicable open source license, to (i) grant to any other person any license under any patent included in the Company Owned IP, or (ii) license, disclose, or distribute any material software included in the Company Owned IP in source code form, for the purpose of preparing derivative works, or for little or no fee.

(j) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the information technology systems (“IT Systems”) used by the Company and its Subsidiaries are designed, implemented, operated and maintained in accordance with reasonable and customary industry standards and practices for entities operating businesses similar to the business of the Company and its Subsidiaries, including with the respect to redundancy, reliability, scalability and security, and constitute all the information and communications technology and other systems infrastructure reasonably necessary to carry on the business of the Company and its Subsidiaries as conducted in the 12 months prior to the

Original Agreement Date. Without limiting the foregoing, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken reasonable steps and implemented reasonable procedures to ensure that their IT Systems are free from viruses, contaminants and other harmful code, (ii) the Company and its Subsidiaries have in effect industry standard disaster recovery plans, procedures and facilities for their businesses and have taken all reasonable steps to safeguard the security and the integrity of their IT Systems, and (iii) there has been no failure, breakdown, loss or impairment of, or any unauthorized intrusions or breaches of the security with respect to the IT Systems used by the Company or any of its Subsidiaries that (A) has resulted in a disruption or interruption in the operation of the business of the Company or its Subsidiaries or (B) to the knowledge of the Company, has resulted in loss, unauthorized access to, or unauthorized modification or disclosure of any confidential information of or maintained by, for or on behalf of the Company or its Subsidiaries.

(k) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there exist no facts, and no events have occurred, that would reasonably be expected to form the basis of any present or future claim against the Company or its Subsidiaries, whether or not fully covered by insurance, for liability on account of negligence or product liability or on account of any breach of Warranties of the Company. “Warranties” shall mean all obligations to service, repair (including to provide fixes to program errors), replace, credit, refund and other obligations based upon or arising out of express or implied warranties made or deemed made in connection with the provision, license or sale of products.

Section 3.21 Customers; Vendors.

(a) Section 3.21(a) of the Company Disclosure Letter sets forth a list of the Top Company Customers. As of the Original Agreement Date, neither the Company nor any of its Subsidiaries has received any written notice from any Top Company Customer that such Top Company Customer shall not continue as a customer of the Company and its Subsidiaries or that such Top Company Customer intends to terminate, not renew or materially amend existing Contracts with the Company or any of its Subsidiaries or otherwise materially modify its business relationship with the Company and its Subsidiaries, except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole.

(b) Section 3.21(b) of the Company Disclosure Letter sets forth a list of the Top Company Vendors. As of the Original Agreement Date, neither the Company nor any of its Subsidiaries has received any written notice from any Top Company Vendor that such Top Company Vendor shall not continue as a supplier, vendor, or third-party service provider to the Company and its Subsidiaries or that such Top Company Vendor intends to terminate, not renew, or materially amend existing Contracts with the Company or any of its Subsidiaries or otherwise materially modify its business relationship with the Company and its Subsidiaries, except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole.

Section 3.22 Government Contracts.

(a) The Company has delivered or made available to Parent prior to the Original Agreement Date complete and correct copies of each Material Government Contract.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) None of the Company or any of its Subsidiaries is in breach of or default under the terms of any Material Government Contract;

(ii) To the knowledge of the Company, each Material Government Contract was legally awarded and is binding on the parties thereto;

(iii) To the knowledge of the Company, no Material Government Contract is subject to termination solely based on the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) due to any change in status or prohibition on any change of control provision set forth in such Material Government Contract;

(iv) The representations, certifications and warranties made by the Company and its Subsidiaries with respect to Material Government Contracts were accurate as of their effective dates;

(v) None of the Company or any of its Subsidiaries has received any written show cause, cure, deficiency, default, termination for convenience, bid protest, offset, disallowed, disputes or similar notice relating to any current Material Government Contract; and

(vi) To the knowledge of the Company, no event, condition or omission has occurred or currently exists including any prohibitions on contracting with debarred, suspended or ineligible persons that would constitute grounds for termination of any Material Government Contract.

(c) The Company and its Subsidiaries possess all facility security clearances and personnel security clearances necessary to conduct the business as it is currently being conducted as of the Original Agreement Date in all material respects and the Company and its Subsidiaries are in compliance in all material respects with the requirements applicable to the facility security clearances, including those set forth in the National Industrial Security Program Operating Manual and the provisions of all applicable DD254 forms. The Company has no knowledge of any pending revocation of any facility clearance of the Company or any Subsidiary of the Company or any pending revocation of any personnel security clearance of any employee of the Company or any Subsidiary.

(d) (i) None of the Company or its Subsidiaries, nor, to the knowledge of the Company, any of their current respective directors, officers or employees in connection with the performance of the duties for, or on behalf of, the Company or any of its Subsidiaries, is currently debarred, suspended or otherwise excluded from bidding on or participating in the award of any U.S. Government Contract. (ii) To the knowledge of the Company, none of the Company or its Subsidiaries, nor any of their current respective directors, officers or employees in connection with the performance of the duties for, or on behalf of, the Company or any of its Subsidiaries, is currently debarred, suspended or otherwise excluded from bidding on or participating in the award of any non-U.S. Government Contract (except where such exclusion is related to the application of local bidding rules applicable to all bidders similarly situated to the Company or its Subsidiaries).

(e) Since January 1, 2018, none of the Company or its Subsidiaries has undergone or is currently undergoing any internal or external regulatory audit, review, inspection, investigation, survey, or examination of records relating to any Government Contracts, other than in the ordinary course of business.

Section 3.23 Finders or Brokers. Except for BofA Securities, Inc. (“BofA”) and Credit Suisse Securities (USA) LLC (“Credit Suisse” and, together with BofA, the “Company Financial Advisors”), neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) who would be entitled to any fee or any commission in connection with or upon consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement).

Section 3.24 Opinion of Financial Advisors. The Company Board has received, as of the date of this Agreement, the opinion of each of the Company Financial Advisors to the effect that, as of the date thereof and on the basis of and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof as set forth in such opinion, the Merger Consideration to be received by the holders of Company Common Stock (other than the holders of any Cancelled Shares or Dissenting Shares) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of each said written opinion to

Parent solely for informational purposes. The Company and Parent have been authorized by each of the Company Financial Advisors to permit the inclusion of such written opinion of the applicable Company Financial Advisor in its entirety and references thereto in the Form S-4 and the Joint Proxy Statement/Prospectus, subject to prior review and consent by the applicable Company Financial Advisor.

Section 3.25 Takeover Laws. Assuming the accuracy of the representation contained in Section 4.19, the Company Board has taken all action necessary to render inapplicable to the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the transactions contemplated thereby and hereby all applicable Takeover Laws (including Section 203 of the DGCL (“DGCL 203”)) and any similar provisions in the Company Certificate or the Company Bylaws. Assuming the accuracy of the representations and warranties contained in Section 4.19, as of the Original Agreement Date, no “fair price,” “business combination,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar statute or regulation enacted by any state will prohibit or impair the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 3.26 Affiliate Transactions. To the knowledge of the Company, no officer, director or Affiliate of the Company or its Subsidiaries or any individual in such officer’s or director’s immediate family (a) owns any property or right, tangible or intangible, that is material to the conduct of the business of the Company or its Subsidiaries, (b) with the exception of liabilities incurred in the Ordinary Course of Business, owes money to, or is owed money by, the Company or its Subsidiaries, or (c) is a party to or the beneficiary of any Contract with the Company or its Subsidiaries, except in each case for compensation and benefits payable under any Company Benefit Plans to officers and employees in their capacity as officers and employees. Except as disclosed in the Company SEC Documents, there are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate of the Company or its Subsidiaries or any individual in such officer’s or director’s immediate family, on the other hand.

Section 3.27 No Additional Representations. Except for the representations and warranties contained in Article IV or in any certificates delivered by Parent in connection with the Merger, the Company acknowledges that neither Parent nor the Merger Subs nor any person on behalf of Parent or the Merger Subs makes, and none of the Company or any person acting on behalf of the Company, has relied or is relying upon, any other express or implied representation or warranty with respect to Parent or the Merger Subs or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in Article IV, neither Parent, the Merger Subs nor any other person will have or be subject to any liability or obligation to the Company or any other person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material, made available to the Company or any other person for purposes of, or in expectation of, the Merger and the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS

Except (x) as disclosed in the Parent SEC Documents filed with or furnished to the SEC prior to the Original Agreement Date and after January 1, 2019 (excluding any risk factor or forward-looking disclosures contained in such documents under the heading “Risk Factors,” and any disclosure of risks included in any “forward-looking statements” disclaimer, or other statements that are similarly nonspecific or predictive, cautionary, or forward-looking) or (y) as set forth in the disclosure letter delivered by Parent to the Company on the Original Agreement Date (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), Parent and the Merger Subs represent and warrant to the Company, as of the Original Agreement Date and as of the Closing Date (except to the extent expressly made as of a different date, in which case as of such date), as follows:

Section 4.1 Qualification, Organization, Subsidiaries.

(a) Each of Parent and the Merger Subs (i) is a corporation duly incorporated or limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and (ii) has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority or be in good standing would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary (to the extent the “qualification to do business” or “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Parent has made available to the Company, prior to the Original Agreement Date, a true and complete copy of its certificate of incorporation and bylaws (collectively, the “Parent Organizational Documents”), in each case, as amended through the Original Agreement Date.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 990,000,000 shares of common stock, par value $0.001 per share (the “Parent Common Stock”), and 10,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”). As of January 14, 2021 (the “Parent Capitalization Date”), (i) 75,717,608 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Common Stock were held in treasury, and (iii) no shares of Parent Preferred Stock were issued or outstanding. As of the Parent Capitalization Date, 11,500,000 shares of Parent Common Stock were reserved for issuance under Parent equity plans, of which amount (A) 3,039 shares of Parent Common Stock are issuable upon the exercise of options to purchase or acquire shares of Parent Common Stock (each a “Parent Option”), (B) $0 is payable upon settlement of cash-settled Parent stock appreciation rights, (C) 2,524,063 shares of Parent Common Stock are issuable upon the settlement of outstanding Parent RSUs (with respect to performance-based awards, assuming performance is achieved at “target”), and (D) no shares of Parent Common Stock are subject to restricted share awards (with respect to performance-based awards, assuming performance is achieved at “target”).

(b) All outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock to be issued or reserved for issuance in connection with the Merger, when issued in accordance with the terms of this Agreement, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(c) Except as set forth in Section 4.2(a) (and other than shares of Parent Common Stock issued since the Parent Capitalization Date pursuant to the terms of outstanding Parent stock awards), as of the Original Agreement Date, there are no outstanding shares of capital stock or other equity interests in Parent or subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary, or (E) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Stock or Parent Preferred Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and the Merger Subs has the requisite corporate power and authority to enter into the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and, subject to receipt of approval of the Share Issuance by the affirmative vote of a majority of votes cast by holders of Parent Common Stock (the “Parent Stockholder Approval”) present at a meeting of Parent’s stockholders (the “Parent Stockholders’ Meeting”), to consummate the transactions contemplated hereby and thereby, including the Merger. The execution and delivery by Parent and the Merger Subs of this Agreement and the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) have been duly and validly authorized by the boards of directors (or equivalent) of each of Parent and the Merger Subs, and except for the Parent Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of either Parent or the Merger Subs or vote of Parent’s securityholders are necessary to authorize the consummation of the Merger and the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement). The Parent Board has unanimously (i) determined that the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the Merger are in the best interests of Parent and its stockholders, (ii) approved the execution, delivery and performance by Parent of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), and the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) (including the Share Issuance), and (iii) resolved to recommend the approval by its stockholders of the Share Issuance and submit the Share Issuance to the stockholders of Parent for approval (the “Parent Recommendation”). The Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) has been duly and validly executed and delivered by each of Parent and the Merger Subs, and assuming the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement)constitutes the legal, valid and binding agreement of the Company, constitutes the legal, valid and binding agreement of Parent or the Merger Subs, as the case may be, enforceable against each of them, in accordance with their terms, except as such enforcement may be subject to the Remedies Exceptions.

(b) The board of directors (or equivalent) of each of the Merger Subs has unanimously (i) determined that the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the Merger are in its and its sole stockholder’s or sole member’s, as applicable, best interests, (ii) approved the execution, delivery and performance by it of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and (iii) recommended the adoption of this Agreement by its sole stockholder or sole member. Parent, as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, has approved the execution, delivery and performance by the Merger Subs of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), including the Merger, upon the terms and subject to the conditions contained therein and herein, and has adopted the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement).

(c) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, and the rules promulgated thereunder, (iii) the Securities Act, and the rules promulgated thereunder, (iv) applicable state securities, takeover and “blue sky” Laws, (v) the rules and regulations of Nasdaq, (vi) the HSR Act and each of the other Antitrust

Laws set forth in Section 3.3(b)(vi) of the Company Disclosure Letter and (vii) the Parent Stockholder Approval (collectively, the “Parent Approvals”), and subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no other Consent of, or Filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or the Merger Subs of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), except for such Consents or Filings as are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) The execution and delivery by Parent and the Merger Subs of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) does not, and (assuming the Parent Approvals are obtained) the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, Parent Real Property Lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens (provided that no Lien shall be deemed created by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement)), in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, except for such losses, impairments, suspensions, limitations, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case, as amended or restated, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except for such conflict or violation as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Merger Subs. Merger Sub I is a wholly owned direct or indirect subsidiary of Parent. Since its date of incorporation, Merger Sub I has not carried on any business nor conducted any operations other than the execution of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), the performance of its obligations hereunder and matters ancillary thereto. Merger Sub II is a wholly owned direct or indirect subsidiary of Parent. Since its date of formation, Merger Sub II has not carried on any business nor conducted any operations other than the execution of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), the performance of its obligations hereunder and matters ancillary thereto.

Section 4.5 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries have filed or furnished all forms, documents and reports required to be filed or furnished prior to the Original Agreement Date by it with the SEC since January 1, 2018 (all such forms, documents and reports, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents at the time they were filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading. None of Parent’s Subsidiaries is, or at any time since January 1, 2018 has been, required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) at the time they were filed or furnished (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except, in the case of unaudited statements, subject to normal year-end audit adjustments, the absence of notes and to any other adjustments described therein, including in any notes thereto or with respect to pro forma financial information, subject to the qualifications stated therein), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) As of the Original Agreement Date, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents. As of the Original Agreement Date, none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review.

(d) Neither Parent nor any of its Subsidiaries is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in the Parent Financial Statements or other Parent SEC Documents.

Section 4.6 Absence of Certain Changes or Events.

(a) From January 1, 2020, through the Original Agreement Date, except for the Original Agreement and the transactions contemplated thereby, the businesses of each of Parent and its Subsidiaries, as applicable, have been conducted in all material respects in the Ordinary Course of Business, and none of Parent or any Subsidiary of Parent has undertaken any action that, if taken during the period from the Original Agreement Date to the Effective Time, would constitute a breach of clauses (i) through (v) or (ix) (solely as it relates to clauses (i) through (v)) of Section 5.2(b).

(b) Since January 1, 2020, through the Original Agreement Date, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2019, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the Original Agreement Date, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting, in each case, that was disclosed to Parent’s auditors or the audit committee of the Parent Board in connection with its most recent evaluation of internal controls over financial reporting prior to the Original Agreement Date. Parent maintains a system of internal accounting controls designed to provide reasonable assurances regarding transactions being executed in accordance with management’s general or specific authorization, the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and the prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements.

Section 4.8 No Undisclosed Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed, reflected or reserved against in the balance sheets included in the Parent Financial Statements (or in the notes thereto) filed and publicly available prior to the Original Agreement Date, (ii) liabilities or obligations arising under or in accordance with the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), (iii) liabilities or obligations incurred in the Ordinary Course of Business since December 31, 2019, and (iv) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9 Compliance with Laws; Permits.

(a) Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of any Laws, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2018, neither Parent nor any of its Subsidiaries has received any written notice or, to the knowledge of Parent, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except where such violation or failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Parent material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to possess or file the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Permits are in all respects valid and in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof. Parent and each of its Subsidiaries are in material compliance with the terms and requirements of all Parent Permits, except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and each of its Subsidiaries are in compliance, and have since January 1, 2018 complied, with all applicable Data Privacy Laws; (ii) neither Parent nor any of its Subsidiaries has, since January 1, 2018, received any written notice from any applicable Governmental Entity alleging any violation of applicable Data Privacy Laws by Parent, any of its Subsidiaries or, to the knowledge of Parent, any third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of Parent or any of its Subsidiaries (“Parent Data Processors”), nor has Parent or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) Parent and each of its Subsidiaries have, since January 1, 2018, taken commercially reasonable steps (including, as appropriate, implementing reasonable technical, physical or administrative safeguards) designed to protect Personal Data in their possession or under their control against loss and unauthorized access, use, modification or disclosure, and, to the knowledge of Parent, since January 1, 2018, there has been no incident of the same, or of the same with respect to any Personal Data maintained or otherwise processed for or on behalf of Parent or its Subsidiaries; (iv) Parent and each of its Subsidiaries have, since January 1, 2018, taken commercially reasonable steps with respect to Parent Data Processors to obligate such persons to comply in all material respects with applicable Data Privacy Laws and to take reasonable steps to protect and secure Personal Data from loss or unauthorized use, access, modification or disclosure; and (v) the execution, delivery and performance of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) complies with all applicable Data Privacy Laws (including the General Data Protection Regulation (EU) 2016/679, the Data Protection Act 2018 (UK), and the California Consumer Protection Act) and Parent’s and each of its Subsidiaries’ applicable published policies, statements, and notices relating to privacy, data protection or information security regarding Personal Data.

Section 4.10 Environmental Matters. Parent and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by Parent and each of its Subsidiaries of all Parent Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, in each case, except as, individually or in the aggregate, has not had a would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written notice from a Governmental Entity that alleges that Parent or any of its Subsidiaries is violating, or has or may have, violated any Environmental Law, or may have any liability or obligation arising under, retained or assumed by contract or by operation of law, except for such violations, liabilities and obligations that would not have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, there has been no release of any Hazardous Materials by Parent or any of its Subsidiaries at, to or from any facilities currently or formerly owned or leased by Parent or any of its Subsidiaries or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by Parent or any of its Subsidiaries and, in each case, for which Parent or any of its Subsidiaries would reasonably be expected to be subject to any material liability. Neither Parent nor any of its Subsidiaries has, either through Contract or by operation of law, assumed or agreed to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other person with respect to any liabilities arising under Environmental Laws except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company all material environmental assessment reports, investigations and audits in its possession or control, which relate to environmental matters for which Parent may reasonably be expected to have any material liability with respect to Parent and its Subsidiaries’ business and operations. The representations and warranties set forth in this Section 4.10, Section 4.3(b), Section 4.5, Section 4.6 and Section 4.8 are Parent’s and the Merger Subs’ sole and exclusive representations and warranties relating to Environmental Laws or liabilities relating to the release or disposal of Hazardous Materials.

Section 4.11 Employee Benefit Plans.

(a) Except as would not reasonably be expected to result in, individually or in the aggregate, a material liability to Parent and its Subsidiaries, (i) each Parent Benefit Plan has been established, operated and administered in all respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and (ii) all contributions required to be made to any Parent Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, have been timely made or paid or, to the extent not required to be made or paid on or before the Original Agreement Date, have been reflected on the books and records of Parent in accordance with GAAP. As of the Original Agreement Date, there are no pending or threatened material claims (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since January 1, 2016, no Parent Benefit Plan has been an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. None of Parent or any of its ERISA Affiliates has incurred or is reasonably expected to incur any Controlled Group Liability that has not been satisfied in full.

(c) Neither Parent, nor its Subsidiaries nor any of their respective ERISA Affiliates has, at any time since January 1, 2016, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or Multiple Employer Plan.

(d) The execution of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the consummation of the Merger will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Parent or any of its Subsidiaries to any severance pay or any other similar payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant or officer or (iii) trigger any funding obligation under any Parent Benefit Plan.

(e) No Parent Benefit Plan provides for, and neither Parent nor any of its Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code, Section 409A(a)(1)(B) of the Code, or otherwise.

(f) Except as would not, either individually or in the aggregate, reasonably be expected to result in material liability to Parent or its Subsidiaries, each Parent Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

Section 4.12 Labor and Employment Matters.

(a) Neither Parent nor any of its Subsidiaries is party to or bound by any collective bargaining agreement, works council agreement or similar labor-related agreement or arrangement. No strike, material work slowdown, work stoppage, or unfair labor practice against Parent or any of its Subsidiaries is pending, or to knowledge of Parent, threatened. To the knowledge of Parent, no activities or proceedings of any labor union to organize any employees of Parent or any of its Subsidiaries are pending or threatened. No labor union or works council currently represents any employees of Parent or any of its Subsidiaries in connection with their employment with Parent or any of its Subsidiaries.

(b) Except as has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, Parent and each of its Subsidiaries is in compliance with all applicable Laws respecting hiring, employment and employment practices, terms and conditions of employment, harassment, retaliation, reasonable accommodations, leaves of absence, occupational safety and health, workers’ compensation, employee classification, wages and hours, engagement of independent contractors (including the appropriate classification of the same), payroll taxes, redundancy, “mass layoffs,” “plant closings” and immigration with respect to all employees, independent contractors, and other service providers of Parent and its Subsidiaries.

(c) As of the Original Agreement Date, except as has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, (i) there are no charges, complaints, audits or investigations pending or scheduled by any Governmental Entity pertaining to the employment practices or actions of Parent or any of its Subsidiaries or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries and (ii) to Parent’s knowledge, no complaints or charges relating to employment practices or actions of Parent or any of its Subsidiaries have been made since January 1, 2018 to any Governmental Entity or submitted to Parent or any of its Subsidiaries.

(d) To the knowledge of Parent, neither Parent nor any of its Subsidiaries is party to a settlement agreement with any employee of Parent or any of its Subsidiaries that involves material allegations of sexual harassment by any employee of Parent or any of its Subsidiaries at the level of Senior Vice President or above. To the knowledge of Parent, no material allegations of sexual harassment are pending against any employee of Parent or any of its Subsidiaries at the level of Senior Vice President or above in his or her capacity as such.

Section 4.13 Investigations; Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties and (b) there are no Orders of, or before, any Governmental Entity against Parent or any of its Subsidiaries.

Section 4.14 Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Form S-4 shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or its Representatives in writing expressly for inclusion therein. The information supplied or to be supplied by Parent or its Representatives for inclusion in the Joint Proxy Statement/Prospectus shall not, at the time the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion therein.

Section 4.15 Anti-Bribery.

(a) Other than as would not be material to Parent and its Subsidiaries, taken as a whole, since January 1, 2016, neither Parent nor its Subsidiaries or controlled Affiliates (including their respective officers, directors, employees and, to the knowledge of Parent, agents or other persons acting on behalf of Parent or any of its Subsidiaries or controlled Affiliates) has taken any action in violation of the Anti-Corruption Laws.

(b) Other than as would not be material to Parent and its Subsidiaries, taken as a whole, since January 1, 2016, neither Parent nor its Subsidiaries or its controlled Affiliates has been subject to any actual, pending or, to the knowledge of Parent, threatened, civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving Parent, its Subsidiaries or controlled Affiliates, in each case in any way relating to Anti-Corruption Laws nor is there any basis therefor. Parent and each of its Subsidiaries and controlled Affiliates have established and maintain compliance programs and reasonable internal controls and procedures reasonably designed to ensure Parent, its Subsidiaries and its controlled Affiliates (including any of their officers, directors, employees, agents or other persons acting on their behalf) do not violate the Anti-Corruption Laws. For purposes of this Section 4.15, the term “Governmental Entity” shall also include any supra-national or public international organization (e.g., the World Bank, the Red Cross, etc.), or any legislative body or committee, division, political party, royal family, or government-owned or controlled enterprise.

Section 4.16 Exports & Sanctions. Other than as would not be material to Parent and its Subsidiaries, taken as a whole, since January 1, 2016, Parent and its Subsidiaries have conducted all transactions in compliance with all applicable U.S. import, export, and trade sanctions Laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department, and all comparable applicable import and export laws and regulations outside the United States in each country where Parent and its Subsidiaries conduct business.

Section 4.17 Tax Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) Parent and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that Parent or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), (iii) there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries, (vi) no claim has been made in writing or, to Parent’s knowledge, otherwise, by a Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns of a certain type that Parent or any of its Subsidiaries is or may be subject to taxation of such type or required to file Tax Returns of such type in that jurisdiction, (vii) there are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable, (viii) neither Parent nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is Parent or commercial agreements or arrangements not primarily related to Taxes and entered into in the ordinary course of business) or has any liability for Taxes of any person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as transferee, successor, by Contract (other than commercial Contracts not primarily related to Taxes and entered into in the ordinary course of business) or otherwise, and (ix) neither Parent nor any of its Subsidiaries is bound with respect to any current or any future taxable period by any closing agreement (within the meaning of Section 7121 of the Code), private letter ruling, technical advice or other ruling or written agreement with a Governmental Entity, in each case, that could reasonably be expected to affect the liability for Taxes of Parent or any of its Subsidiaries following the Closing.

(b) None of Parent or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(c) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 4.17, Section 4.5, Section 4.6 (to the extent relating to Taxes) and Section 4.11 (to the extent relating to Taxes) are the sole and exclusive representations and warranties of Parent and the Merger Subs with respect to Taxes.

Section 4.18 Real Property.

(a) Except as would not reasonably be expected to have a Parent Material Adverse Effect: (i) either Parent or a Subsidiary of Parent has good and valid title, subject to Permitted Liens, to each material Real Property owned by Parent or any Subsidiary of Parent (such owned property collectively, the “Parent Owned Real Property”) and (ii) either Parent or a Subsidiary of Parent has a good and valid leasehold interest in each material lease, material sublease and other material agreement under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy any Real Property (such property, the “Parent Leased Real Property” and such leases, subleases and other agreements, collectively, the “Parent Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens and any Lien encumbering the interest of the landlord thereunder. Except as would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Real Property Lease and each Parent Sublease (defined below) is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions. Except as would not reasonably be expected to have a Parent Material Adverse Effect, no uncured default of a material nature on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord, sublandlord or subtenant thereunder (as applicable), exists under any Parent Real Property Lease or Parent Sublease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Parent Real Property Lease or Parent Sublease.

(b) Except as would not reasonably be expected to have a Parent Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Parent Owned Real Property or the Parent Leased Real Property (each, a “Parent Sublease”) that would reasonably be expected to adversely affect the existing use of such Parent Owned Real Property or Parent Leased Real Property by Parent or its Subsidiaries in the operation of its business thereon; and (ii) there are no outstanding (A) options or (B) rights of first refusal in favor of any other party to purchase any Parent Owned Real Property or any portion thereof or interest therein.

Section 4.19 Ownership of Company Common Stock. None of Parent nor the Merger Subs (i) beneficially owns, as of the Original Agreement Date, any shares of Company Common Stock, or (ii) has beneficially owned during the immediately preceding three years a number of shares of Company Common Stock that would make it an “interested stockholder” (as such term is defined DGCL 203) of the Company.

Section 4.20 Vote Required. Except for the Parent Stockholder Approval, no vote is required by the holders of any class or series of Parent’s capital stock to approve and adopt this Agreement or the transactions contemplated hereby under applicable Law or pursuant to the rules of Nasdaq as a result of this Agreement or the transactions contemplated hereby.

Section 4.21 Intellectual Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries solely and exclusively own the Intellectual Property owned (or purported to be owned) by Parent and its Subsidiaries (“Parent Owned IP”), free and clear of all Liens other than Permitted Liens. All material issued patents, all registered copyrights and all registered trademarks that are registered or filed in the name of Parent or any of its Subsidiaries are subsisting and, to the knowledge of Parent, valid and enforceable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent Owned IP is not subject to any outstanding consent, settlement, Lien (other than Permitted Liens), decree, order, injunction, judgment or ruling restricting the use thereof in a manner that would reasonably be expected to impair the continued operation of the businesses of Parent and its Subsidiaries as currently conducted.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the Original Agreement Date, (i) the conduct of the business of Parent and its Subsidiaries as conducted since January 1, 2018 and as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and (ii) since January 1, 2018 through the Original Agreement Date, Parent has not received any written claim alleging any such infringement, misappropriation or other violation. Since January 1, 2018 through the Original Agreement Date, there is no and has not been any legal proceeding brought by a third party against Parent or any of its Subsidiaries (or against another person who has sought indemnification from Parent or any of its Subsidiaries in connection with such legal proceeding) with respect to any material alleged infringement or other material violation by Parent, its Subsidiaries, its or their current products or services, or other operation of Parent’s or any of its Subsidiaries’ businesses, of the Intellectual Property of such third party, that is outstanding and unresolved as of the Original Agreement Date, or which, if resolved, has resulted in any material liability or obligation (including ongoing payment), or the resolution of which required granting any license under any Parent Owned IP.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the Original Agreement Date, to the knowledge of Parent, no person or entity is infringing, misappropriating or otherwise violating any Intellectual Property owned by Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries have, since January 1, 2018 through the Original Agreement Date, brought (or asserted or threatened in writing) any claim against any person alleging that such person is infringing or misappropriating any material Parent Owned IP, that is outstanding and unresolved as of the Original Agreement Date.

(d) Parent and its Subsidiaries have taken commercially reasonable steps to protect all material trade secrets of Parent or its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) to the knowledge of Parent, there have been no unauthorized uses or disclosures of any such trade secrets, and (ii) none of Parent or its Subsidiaries has published, provided or disclosed, nor are Parent or its Subsidiaries under any present or contingent obligation to so publish, provide or disclose, any software source code for Parent Owned IP, including through or in connection with any agreement requiring Parent or any of its Subsidiaries to place any software source code in escrow.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or its Subsidiaries has received any support, funding, resources or assistance from any Governmental Entity, or from any university, college, other academic institutions, or non-profit research centers in the development of any Intellectual Property owned by Parent or its Subsidiaries, that resulted in, or is reasonably expected to result in, such third-parties being granted any rights or licenses to, or ownership interest in, any such Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no rights have been granted to any Governmental Entity with respect to any Parent Owned IP other than substantially the same standard commercial rights as are granted by Parent to commercial end users in the Ordinary Course of Business.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or its Subsidiaries is a member or promoter of, or a contributor to, or made any commitments or agreements regarding, any patent pool, industry standards body, standard-setting organization or other similar organization, in each case that requires or obligates Parent or any of its Subsidiaries to grant or offer to any other person any license or other right to any Parent Owned IP.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the IT Systems used by Parent and its Subsidiaries are designed, implemented, operated and maintained in accordance with reasonable and customary industry standards and practices for entities operating businesses similar to the business of Parent and its Subsidiaries, including with the respect to redundancy, reliability, scalability and security, and constitute all the information and communications technology and other systems infrastructure reasonably necessary to carry on the business of Parent and its Subsidiaries as conducted in the 12 months prior to the Original Agreement Date. Without limiting the foregoing, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have taken reasonable steps and implemented reasonable procedures to ensure that their IT Systems are free from viruses, contaminants and other harmful code, (ii) Parent and its Subsidiaries have in effect industry standard disaster recovery plans, procedures and facilities for their businesses and have taken all reasonable steps to safeguard the security and the integrity of their IT Systems, and (iii) there has been no failure, breakdown, loss or impairment of, or any unauthorized intrusions or breaches of the security with respect to the IT Systems used by Parent or any of its Subsidiaries that (A) has resulted in a disruption or interruption in the operation of the business of Parent or its Subsidiaries or (B) to the knowledge of Parent, has resulted in loss, unauthorized access to, or unauthorized modification or disclosure of any confidential information of or maintained by, for or on behalf of Parent or its Subsidiaries.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there exist no facts, and no events have occurred, that would reasonably be expected to form the basis of any present or future claim against Parent or its Subsidiaries, whether or not fully covered by insurance, for liability on account of negligence or product liability or on account of any breach of Warranties of Parent.

Section 4.22 Customers. Section 4.22 of the Parent Disclosure Letter sets forth a list of the Top Parent Customers. As of the Original Agreement Date, neither Parent nor any of its Subsidiaries has received any written notice from any Top Parent Customer that such Top Parent Customer shall not continue as a customer of Parent and its Subsidiaries or that such Top Parent Customer intends to terminate, not renew or materially amend existing Contracts with Parent or any of its Subsidiaries or otherwise materially modify its business relationship with Parent and its Subsidiaries, except as would not be material and adverse to Parent and its Subsidiaries, taken as a whole.

Section 4.23 Finders or Brokers. Except for Deutsche Bank Securities Inc. (“Parent Financial Advisor”), neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.24 Opinion of Financial Advisor. The Parent Board has received, as of the date of this Agreement, the opinion of the Parent Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Merger Consideration to be paid by Parent pursuant to this Agreement was fair from a financial point of view to Parent. The Company and Parent have been authorized by Parent Financial Advisor to permit the inclusion of such opinion of the Parent Financial Advisor in its entirety and references thereto in the Form S-4 and the Joint Proxy Statement/Prospectus, subject to prior review and consent by the Parent Financial Advisor.

Section 4.25 Takeover Laws. The Parent Board has taken all action necessary to render inapplicable to the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the transactions contemplated thereby and hereby all applicable state Takeover Laws (including DGCL 203) and any similar provisions in Parent’s certificate of incorporation or bylaws. As of the Original Agreement Date, no “fair price,” “business combination,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar statute or regulation enacted by any state will prohibit or impair the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 4.26 Affiliate Transactions. To the knowledge of Parent, no officer, director or Affiliate of Parent or its Subsidiaries or any individual in such officer’s or director’s immediate family (a) owns any property or right, tangible or intangible, that is material to the conduct of the business of Parent or its Subsidiaries, (b) with the exception of liabilities incurred in the Ordinary Course of Business, owes money to, or is owed money by, Parent or its Subsidiaries, or (c) is a party to or the beneficiary of any Contract with Parent or its Subsidiaries, except in each case for compensation and benefits payable under any Parent Benefit Plans to officers and employees in their capacity as officers and employees. Except as disclosed in the Parent SEC Documents, there are no Contracts between Parent or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate of Parent or its Subsidiaries or any individual in such officer’s or director’s immediate family, on the other hand.

Section 4.27 Financing.

(a) As of the date of this Agreement, Parent has delivered to the Company a true, complete and correct copy of a fully executed debt commitment letter, dated as of the date of this Agreement (together with all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with the terms of this Agreement, the “Debt Commitment Letter”) and fully executed fee letters (together with all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with the terms of this Agreement, the “Fee Letters”) relating thereto (except that the fee amounts, pricing caps and other economic terms in the Fee Letters may be redacted so long as no such redaction covers terms that would adversely affect the amount, conditionality, or availability of the Debt Financing) (such Debt Commitment Letter and Fee Letters are referred to collectively herein as the “Debt Financing Commitment”), among Parent, Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch (together with Deutsche Bank Securities Inc., the “Commitment Parties”), pursuant to which the Commitment Parties have agreed, subject to the terms and conditions of the Debt Financing Commitment, to provide or cause to be provided, on a several and not joint basis, the financing commitments described therein. The debt financing contemplated under the Debt Financing Commitment is referred to herein as the “Debt Financing.”

(b) The Debt Financing Commitment is, as of the date hereof, in full force and effect. The Debt Financing Commitment is the legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, the other parties thereto (except to the extent enforcement may be limited by the Remedies Exceptions). The Debt Financing Commitment has not been or will not be amended, modified, supplemented, extended or replaced, except as permitted under Section 5.17(f). As of the date hereof, (i) neither Parent nor, to the knowledge of Parent, any other counterparty to the Debt Financing Commitment is in breach of any of its covenants or other obligations set forth in, or is in default under, the Debt Financing Commitment and (ii) assuming the accuracy of the representations and warranties in Article III (to the extent that a breach of such representation or warranty would adversely affect the satisfaction by Parent of the conditions set forth in the Debt Financing Commitment), no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute or result in a breach or default on the part of Parent (or, to the knowledge of Parent, any of the Commitment Parties) under the Debt Financing Commitment, (B) constitute or result in a failure to satisfy a condition or other contingency set forth in the Debt Financing Commitment, or (C) otherwise result in any portion of the Debt Financing not being available on the Closing Date. As of the date hereof, Parent has not received any notice or other communication from any party to the Debt Financing Commitment with respect to (i) any actual or potential breach or default on the part of Parent or any other party to the Debt Financing Commitment or (ii) any intention of such party to terminate the Debt Financing Commitment or to not provide all or any portion of the Debt Financing. Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 hereof and assuming the accuracy of the representations and warranties in Article III (to the extent that a breach of such representation or warranty would adversely affect the satisfaction by Parent of the conditions set forth in the Debt Financing Commitment), as of the date hereof, Parent and the Merger Subs: (i) have no reason to believe (both before and after giving effect to any “flex” provisions contained in the Debt Financing Commitment) that they will be unable to satisfy on a timely basis each term and condition relating to the closing or funding of the Debt Financing and (ii) know of no fact, occurrence, circumstance or condition that would reasonably be expected to (A) cause the Debt Financing Commitment to be terminated, withdrawn, modified, repudiated or rescinded or to be or become unenforceable (except to the extent enforcement may be limited by the Remedies Exceptions) or (B) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Debt Financing Commitment to not be available to Parent and the Merger Subs on the Closing Date. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Debt Financing Commitment. There are no side letters or other agreements, contracts or arrangements, whether written or oral, related to the funding of the full amount of the Debt Financing other than as expressly set forth in or expressly contemplated by the Debt Financing Commitment. All commitment fees or other fees or deposits required to be paid under the Debt Financing Commitment on or prior to the date of this Agreement have been paid in full.

Section 4.28 Available Funds. Subject to the terms and conditions of the Debt Financing Commitment, and subject to the terms and conditions of this Agreement, the net proceeds contemplated by the Debt Financing, together with cash on hand at Parent, will, in the aggregate, be sufficient for Parent to (i) pay the Cash Consideration payable pursuant to this Agreement, any cash in lieu of fractional shares of Parent Common Stock and any funds to be provided by Parent to the Company to enable the Company to fund payments (if any) required to be made in connection with the transactions contemplated by this Agreement in accordance with Section 2.4 hereof, (ii) repay any indebtedness required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged pursuant to this Agreement (including the Company Indebtedness Payoff), and (iii) pay all fees, costs and expenses required to be paid by Parent, the Merger Subs or the Surviving Corporation or any of their respective Affiliates pursuant to this Agreement.

Section 4.29 No Additional Representations. Except for the representations and warranties contained in Article III or in any certificates delivered by the Company in connection with the Merger, each of Parent and the Merger Subs acknowledges that neither the Company nor any person on behalf of the Company makes, and none of Parent, the Merger Subs or any person acting on behalf of Parent or the Merger Subs, has relied or is relying upon, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries, or with respect to any other information provided or made available to Parent or the Merger Subs in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in Article III, neither the Company nor any other person will have or be subject to any liability or obligation to Parent, the Merger Subs or any other person resulting from the distribution or failure to distribute to Parent or the Merger Subs, or Parent’s or each Merger Sub’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material, made available to Parent or the Merger Subs in any electronic data room maintained by the Company for purposes of, or in expectation of, the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of the Company.

(a) From and after the Original Agreement Date until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) with the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated or required by this Agreement, (iv) in connection with a Company COVID Action or (v) as set forth in Section 5.1 of the Company Disclosure Letter, the Company covenants and agrees that it shall use commercially reasonable efforts to conduct the business of the Company and its Subsidiaries in all material respects in the Ordinary Course of Business, and shall use commercially reasonable efforts to preserve intact their present lines of business, and to maintain their rights, franchises and Company Permits; provided that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Notwithstanding the foregoing, the Company and its Subsidiaries shall be permitted to take, and nothing in this Agreement shall prohibit the Company or its Subsidiaries from taking, any Company COVID Action.

(b) The Company agrees with Parent, on behalf of itself and its Subsidiaries, that, from the Original Agreement Date and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries or Company Benefit Plan, (ii) with the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated or required by this Agreement, (iv) in connection with a Company COVID Action or (v) as set forth in Section 5.1 of the Company Disclosure Letter, the Company:

(i) shall not amend or restate any Company Organizational Document, and shall not permit any of such Subsidiaries to amend or restate their respective certificate of incorporation, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents, except, in each case, for any immaterial or ministerial amendments thereto;

(ii) shall not, and shall not permit any of such Subsidiaries to split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares of its capital stock, except for any such transaction by a wholly owned (direct or indirect) Subsidiary of the Company which remains a wholly owned (direct or indirect) Subsidiary following the consummation of such transaction;

(iii) shall not, and shall not permit any of such Subsidiaries that is not wholly owned (directly or indirectly) by the Company or is not a wholly owned (direct or indirect) Subsidiary of any of such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends or distributions by any Subsidiaries only to the Company or to any other wholly owned (direct or indirect) Subsidiary of the Company;

(iv) shall not, and shall not permit any of such Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or take any action with respect to any securities owned by such person;

(v) shall not, and shall not permit any of such Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person, except as made in connection with any transaction among the Company and its wholly owned (direct or indirect) Subsidiaries or among the Company’s wholly owned (direct or indirect) Subsidiaries;

(vi) shall not, and shall not permit any of such Subsidiaries to, sell, lease, license, transfer, exchange or swap or otherwise dispose of or encumber (other than Permitted Liens) (or enter into, amend, modify, or terminate any Contract to do any of the foregoing with respect to) any Intellectual Property, any Real Property, or any tangible properties or assets, except in connection with (A) sales, transfers and dispositions of inventory and products, (B) non-exclusive licenses of Intellectual Property to customers and suppliers, or (C) leases of Real Property under which the Company or any of its Subsidiaries is a tenant, in the case of each of clauses (A) through (C), in the Ordinary Course of Business or encumbrances under the Company Credit Agreement (provided that prior to entering into any lease of Real Property in the Ordinary Course of Business with an annual rent amount exceeding $250,000, the Company will provide advance notice to, and reasonably consult with, Parent with respect thereto);

(vii) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures except for capital expenditures (A) to maintain, replace or repair damaged assets or (B) otherwise provided for in the Company’s capital expenditure budget set forth in Section 5.1(b)(vii) of the Company Disclosure Letter;

(viii) except as permitted under Section 5.1(b)(xi) with respect to Company Material Contracts relating to indebtedness, or pursuant to Section 5.15, or in connection with any repayment, redemption or discharge of any Company indebtedness, shall not, and shall not permit any of its Subsidiaries to enter into, modify, amend or terminate, or waive any material rights under any Company Material Contract or under any Company Permit, or enter into any new Contract which would be a Company Material Contract if it were in effect on the Original Agreement Date, in each case, other than in the Ordinary Course of Business (provided that (a) this Ordinary Course of Business exception shall not apply with respect to any Contract of the nature described in Section 3.19(a)(iv), Section 3.19(a)(vi) or Section 3.19(a)(viii) and (b) promptly following entering into, modifying, amending or terminating any Company Material Contract of the nature described in Section 3.19(a)(xii), the Company will provide notice to Parent of such action to the extent permitted under the terms of the relevant Company Material Contract);

(ix) shall not, and shall not permit any of its Subsidiaries to, materially change any material accounting policies or procedures or any of its methods of reporting income, deductions or other material items, except as required by GAAP, SEC rule or policy or applicable Law;

(x) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber (other than Permitted Liens), or authorize the issuance, sale, pledge, disposition or encumbrance of (other than Permitted Liens), any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised warrants outstanding on the Original Agreement Date), other than (A) issuances of shares of Company Common Stock in respect of the settlement of any Company RSUs or the exercise of rights under the ESPP, (B) the sale of shares of Company Common Stock pursuant to the vesting and settlement of Company RSUs for withholding of Taxes, (C) grants of service-based vesting Company RSUs (without performance-vesting goals or metrics) in the Ordinary Course of Business on terms consistent with past practices (including vesting), which grants shall, in the aggregate with respect to all grants made to each group of employees having the same employment level, not exceed the aggregate grant date value of the Company RSUs granted during calendar year 2020 to each such group of employees as set forth on Section 5.1(b)(x)(C) of the Company Disclosure Letter; provided that grants to CIC Plan participants following the Original Agreement Date shall not provide for accelerated vesting upon a qualifying termination or upon consummation of the Merger or any other transaction contemplate hereby, in each case, under the CIC Plan, Section 2.4(c) of this Agreement, or any other Contract, and (D) pledges under the Company Credit Agreement;

(xi) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any additional indebtedness for borrowed money or any guarantee of such indebtedness, except for (A) additional indebtedness not to exceed $5,000,000 (provided that prompt written notice of any such indebtedness in excess of $1,000,000 is provided to Parent), (B) any indebtedness among the Company and its wholly owned (direct or indirect) Subsidiaries or among the Company’s wholly owned (direct or indirect) Subsidiaries and (C) any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is under the Company Credit Agreement or incurred in compliance with this Section 5.1(b)(xi);

(xii) shall not, and shall not permit any of its Subsidiaries to, commence or threaten (other than to protect a material right), or waive, release, assign, settle or compromise any pending or threatened action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not (A) exceed $2,000,000 individually and $6,000,000 in the aggregate and (B) involve any admission of wrongdoing or equitable relief;

(xiii) shall not, and shall not permit any of its Subsidiaries to, change or revoke any material Tax election, change any material tax accounting method, file any material amended Tax Return, enter into any closing agreement, request any material Tax ruling, settle or compromise any material Tax proceeding or surrender any claim for a material refund of Taxes;

(xiv) except as permitted by Section 5.1(b)(x), shall not, and shall not permit any of its Subsidiaries to:

(A) grant or provide any severance or termination payments or benefits to any current or former employee, officer, non-employee director, individual independent contractor or consultant of the Company or any of its Subsidiaries (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), except for severance or termination payments or benefits granted or provided in the Ordinary Course of Business in connection with retention, new hires, or promotions of employees of the Company or any of its Subsidiaries with a title of Vice President or below;

(B) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any current or former employee, officer, non-employee director, individual independent contractor or consultant of the Company or any of its Subsidiaries;

(C) increase the compensation payable to any current or former employee, officer, non-employee director, individual independent contractor or consultant of the Company or any of its Subsidiaries, other than in the Ordinary Course of Business (including in connection with promotions in the Ordinary Course of Business) for employees with a title of Vice President or below;

(D) establish, adopt, terminate or amend any material Company Benefit Plan or any plan, program, arrangement, policy or agreement that would be a Company Benefit Plan if it were in existence on the Original Agreement Date;

(E) hire or retain any person to be an officer, employee, or individual independent contractor or consultant of the Company or any of its Subsidiaries, other than the hiring or retention of: (i) employees with a title of Vice President or below, (ii) non-employee directors or (iii) independent contractors and consultants having annual compensation of less than $200,000 (excluding, for the avoidance of doubt, non-employee directors), in each case, in the Ordinary Course of Business; provided that, for purposes of clause (iii), any such contractor or consultant shall enter into a service agreement on substantially a form made available to Parent prior to the Original Agreement Date and any variation which has the net effect of a material negative or detrimental impact on the Company shall be subject to review and approval by Parent;

(F) terminate the employment of any current employee with a title of Vice President or above other than for cause; or

(G) enter into, adopt, materially amend, terminate or extend any local collective bargaining agreement or other similar labor-related agreement, except, in each case, as required by Law and expressly required pursuant to the terms of such agreement; and

(xv) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (xiv) of this Section 5.1(b).

Section 5.2 Conduct of Parent and the Merger Subs.

(a) From and after the Original Agreement Date until the earlier of the Effective Time or the Termination Date, and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) with the prior written consent of the Company (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated or required by this Agreement, (iv) in connection with a Parent COVID Action or (v) as set forth in Section 5.2 of the Parent Disclosure Letter, Parent covenants and agrees that it shall use commercially reasonable efforts to conduct the business of Parent and its Subsidiaries in all material respects in the Ordinary Course of Business, and shall use commercially reasonable efforts to preserve intact their present lines of business, and to maintain their rights, franchises and permits; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Notwithstanding the foregoing, Parent and its Subsidiaries shall be permitted to take, and nothing in this Agreement shall prohibit Parent or its Subsidiaries from taking, any Parent COVID Action.

(b) Parent agrees with the Company, on behalf of itself and its Subsidiaries, that, from the Original Agreement Date and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries or Parent Benefit Plan (ii) with the prior written consent of the Company (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly required by this Agreement, (iv) in connection with a Parent COVID Action or (v) as set forth in Section 5.2 of the Parent Disclosure Letter, Parent:

(i) shall not amend or restate any Parent Organizational Document or any certificate of incorporation or bylaws (or equivalent documents) of Merger Sub I, and shall not permit any of its other Subsidiaries to materially amend or restate their respective certificate of incorporation, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents, except, in each case, for any immaterial or ministerial amendments thereto;

(ii) shall not, and shall not permit any of such Subsidiaries to split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares of its capital stock, except for any such transaction by a wholly owned (direct or indirect) Subsidiary of Parent which remains a wholly owned (direct or indirect) Subsidiary following the consummation of such transaction;

(iii) shall not, and shall not permit any of such Subsidiaries that is not wholly owned (directly or indirectly) by Parent or is not a wholly owned (direct or indirect) Subsidiary of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Parent or its Subsidiaries), except dividends or distributions by any Subsidiaries only to Parent or to any other wholly owned (direct or indirect) Subsidiary of Parent;

(iv) shall not, and shall not permit any of such Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or take any action with respect to any securities owned by such person, in each case, that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(v) shall not, and shall not permit any of such Subsidiaries to, acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets from any other person except for such acquisitions for an amount not to exceed $100 million in value in the aggregate (for all such transactions), in each case that would not reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, (C) materially increase the risk of not being able to remove any such Order on appeal or otherwise, or (D) prevent, materially delay or materially impair the ability of Parent or the Merger Subs to consummate the transactions contemplated by this Agreement, including the Merger and the Debt Financing;

(vi) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in Parent or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Parent Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the Original Agreement Date), other than (A) issuances of shares of Parent Common Stock in respect of the exercise or settlement of any Parent stock awards outstanding on the Original Agreement Date, (B) the sale of shares of Parent Common Stock pursuant to the exercise of Parent Options or the settlement of any Parent stock awards, if necessary to effectuate an option direction upon exercise or for withholding of Taxes in accordance with their terms on the Original Agreement Date, (C) grants of equity awards in the Ordinary Course of Business, in amounts consistent with past practice, pursuant to any Parent Benefit Plan, and (D) the issuance of shares of Parent Common Stock or the grant of equity awards in connection with the acquisition of any business or material amount of assets from any other person that is permitted by the terms of this Agreement;

(vii) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness (other than the Debt Financing) except any such incurrence, assumption, guarantee or other liability which would not be reasonably expected to prevent, materially delay or materially impair the ability of Parent or the Merger Subs to consummate the transactions contemplated by this Agreement, including the Merger and the Debt Financing;

(viii) shall not and shall not permit any of its Subsidiaries to directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of Parent or any of its Subsidiaries or any rights, warrants or options to acquire any such shares, except for transactions among Parent and its wholly owned (direct or indirect) Subsidiaries or among Parent’s wholly owned (direct or indirect) Subsidiaries or in connection with the exercise of any options, or the vesting or settlement of any Parent equity awards issued in the Ordinary Course of Business; or

(ix) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (viii) of this Section 5.2(b).

Section 5.3 Access.

(a) For purposes of facilitating the transactions contemplated hereby, each of the Company and Parent shall afford (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives of the other Party such reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Company and its Subsidiaries, as Company and Parent may reasonably request. Notwithstanding the foregoing, neither Parent nor the Company shall be required to provide access to or make available to any person any document or information that, in the reasonable judgment of such Party, (A) violates any of its obligations with respect to confidentiality, (B) is subject to any attorney-client, work-product or other legal privilege, (C) the disclosure of which would violate any Law or legal duty (provided that the withholding Party will use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including entering into appropriate common interest or similar agreements), or (D) will interfere with applicable operations of such Party’s (or its Subsidiaries’) business; provided, further, that nothing herein shall authorize Parent or its Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by the Company or its Subsidiaries and nothing herein shall authorize the Company or its respective Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by Parent or its Subsidiaries. Each of Parent and the Company agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 5.3 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement (which transactions shall include, with respect to Parent, the Debt Financing). Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from requests for access.

(b) The Parties hereby agree that all information provided to them or their respective officers, directors, employees, agents and/or representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the amended and restated confidential disclosure agreement, dated as of November 17, 2020, by and between the Company and Parent (the “Confidentiality Agreement”).

Section 5.4 Company No Solicitation.

(a) Except as expressly permitted by this Section 5.4, the Company shall, and shall cause each of its Subsidiaries to, and instruct its and their respective officers, directors, employees, agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively, “Representatives”) to: (i) immediately cease any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Company Takeover Proposal (including any solicitation, knowing encouragement, discussions, or negotiations that may be ongoing as of the date of this Agreement, including with II-VI Incorporated and MKS Instruments, Inc. and their respective Affiliates and any Representatives of the foregoing), and (ii) from and after the Original Agreement Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle providing for a Company Takeover Proposal (including, in each case of clauses (A), (B), and (C), from, with, or otherwise with respect to II-VI Incorporated and MKS Instruments, Inc. and their respective Affiliates or any Representatives of the foregoing).

(b) Except as expressly provided by this Agreement, the Company shall not take any action to exempt any person from the restrictions on “business combinations” contained in DGCL 203 or the Company Organizational Documents or otherwise cause such restrictions not to apply. Except (i) as necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 5.4 (and in such case only in accordance with the terms hereof) or (ii) if the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that any such action or forbearance would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (A) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under any (1) standstill provision in any agreement to which the Company or any of its Subsidiaries is a party or (2) confidentiality provision in any agreement to which the Company or any of its Subsidiaries is a party (excluding any waiver under a confidentiality provision that does not, and would not reasonably be likely to, facilitate or encourage a Company Takeover Proposal) and (B) the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement.

(c) Notwithstanding anything to the contrary contained in this Section 5.4, if at any time from and after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company, directly or indirectly receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a material breach (or a deemed material breach) of this Section 5.4 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.4 of the Original Agreement) and if the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, and failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, then the Company and its Representatives may, directly or indirectly, (i) furnish, pursuant to a Company Acceptable Confidentiality Agreement, information

(including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the person that has made such Company Takeover Proposal and its Representatives and potential sources of funding; provided that the Company shall substantially concurrently with the delivery to such person provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Parent and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal (including as a part thereof, making counterproposals) and its Representatives and potential sources of financing regarding such Company Takeover Proposal. “Company Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those applicable to Parent that are contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 5.4. Notwithstanding anything to the contrary in this Agreement, (A) the Company may grant a waiver, amendment or release under any confidentiality agreement, standstill agreement or similar agreement to the extent necessary to allow a Company Takeover Proposal to be made to the Company or the Company Board (or any committee thereof), and (B) the Parties agree that, by execution of this Agreement, the Company shall be deemed to have waived, as of immediately prior to the execution and delivery of this Agreement, any provision in any such agreement to the extent necessary to allow the applicable counterparty to convey a Company Takeover Proposal to the Company or the Company Board (or any committee thereof).

(d) The Company shall promptly (and in no event later than 24 hours after receipt) notify, orally and in writing, Parent of any Company Takeover Proposal received by the Company or any of its Representatives, which notice shall include the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof (including copies of any written proposal relating thereto provided to the Company or any of its Representatives) and indicate whether the Company has furnished non-public information to, or entered into discussions or negotiations with, such third party. The Company shall keep Parent reasonably informed on a reasonably current basis as to the status of (including changes to any material terms of, and any other material developments with respect to) such Company Takeover Proposal. The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the Original Agreement Date which prohibits the Company from providing any information to Parent in accordance with this Section 5.4.

(e) Except as expressly permitted by this Section 5.4(e), the Company Board shall not:

(i) (A) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer (it being understood that the Company Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the 10th Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change so long as the Company reaffirms the Company Recommendation during such period), or (D) other than with respect to the period of up to 10 Business Days applicable to formal tender or exchange offers that are the subject of the preceding clause (C), fail to recommend against a Company Takeover Proposal or fail to reaffirm the Company Recommendation, in either case within five Business Days after a request by Parent to do so; provided, however, that (1) such five Business Day period shall be extended for an additional five Business Days following any material modification to any Company Takeover Proposal occurring after the receipt of Parent’s written request and (2) Parent shall be entitled to make such a written request for reaffirmation only once for each Company Takeover Proposal and once for each material amendment to such Company Takeover Proposal; (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”); or

(ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Company Takeover Proposal (other than a Company Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(c)).

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, after receiving a bona fide unsolicited written Company Takeover Proposal after the date of this Agreement that did not result from a material breach (or a deemed material breach) of Section 5.4 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.4 of the Original Agreement), (x) the Company Board may make a Company Adverse Recommendation Change if the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Company Takeover Proposal constitutes a Company Superior Proposal and (ii) in light of such Company Takeover Proposal, the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law and/or (y) the Company may terminate this Agreement in order to enter into a binding written agreement with respect to a Company Superior Proposal in accordance with Section 7.1(k); provided that the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that, prior to making any Company Adverse Recommendation Change or terminating this Agreement as described in clauses (x) and (y) of this sentence, (A) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal) and has contemporaneously provided to Parent a copy of the Company Superior Proposal and a copy of any written proposed transaction documents with the person making such Company Superior Proposal, (B) the Company has negotiated in good faith with Parent during such notice period, to the extent Parent wishes to negotiate in good faith, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Company Superior Proposal continues to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect, and (D) in the event of any change to any material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four Business Day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (i) three Business Days and (ii) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the Company shall be required to comply with the requirements of this Section 5.4(e) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

(f) Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.4(e) and shall not be subject to this Section 5.4(f)), nothing in this Agreement shall prohibit or restrict the Company Board from making a Company Adverse Recommendation Change in response to a Company Intervening Event if the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Company Board to make a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that, prior to making such Company Adverse Recommendation Change, (i) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (ii) the Company has negotiated, and directed its Representatives to negotiate, in good faith with Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would not permit the Company Board to make a Company Adverse Recommendation Change pursuant to this Section 5.4(f) and (iii) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that failure to make a Company Adverse Recommendation Change in response to such Company Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(g) Nothing contained in this Section 5.4 shall prohibit the Company or the Company Board from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act if, in the determination in good faith of the Company Board, after consultation with outside counsel, the failure so to disclose would reasonably be expected to be inconsistent with the fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Company Board so long as such communication re-affirms the Company Recommendation.

(h) Any action taken or omission made by any Representative of the Company or any of its Affiliates that, if taken or made by the Company would be a breach of this Section 5.4 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.4 of the Original Agreement), shall be deemed to be a breach of this Section 5.4 by the Company.

Section 5.5 Parent No Solicitation.

(a) Except as expressly permitted by this Section 5.5, Parent shall, and shall cause each of its Subsidiaries to, and instruct its and their respective Representatives to: (i) immediately cease any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Parent Takeover Proposal and (ii) from and after the Original Agreement Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Takeover Proposal, (B) engage in, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Parent Takeover Proposal or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle providing for a Parent Takeover Proposal.

(b) Except as expressly provided by this Agreement, Parent shall not take any action to exempt any person from the restrictions on “business combinations” contained in DGCL 203 or the Parent Organizational Documents or otherwise cause such restrictions not to apply. Except (i) as necessary to take any actions that Parent or any third party would otherwise be permitted to take pursuant to this Section 5.5 (and in such case only in accordance with the terms hereof) or (ii) if the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that any such action or forbearance would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (A) Parent and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under any (1) standstill provision in any agreement to which Parent or any of its Subsidiaries is a party or (2) confidentiality provision in any agreement to which Parent or any of its Subsidiaries is a party (excluding any waiver under a confidentiality provision that does not, and would not reasonably be likely to, facilitate or encourage a Parent Takeover Proposal) and (B) Parent shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement.

(c) Notwithstanding anything to the contrary contained in this Section 5.5, if at any time from and after the Original Agreement Date and prior to obtaining the Parent Stockholder Approval, Parent, directly or indirectly receives a bona fide, unsolicited written Parent Takeover Proposal from any person that did not result from a material breach (or a deemed material breach) of this Section 5.5 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.5 of the Original Agreement) and if the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Parent Takeover Proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal, and failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, then Parent and its Representatives may, directly or indirectly, (i) furnish, pursuant to a Parent Acceptable Confidentiality Agreement, information (including non-public information) with respect to Parent and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of Parent and its Subsidiaries, to the person that has made such Parent Takeover Proposal and its Representatives and potential sources of funding; provided that Parent shall substantially concurrently with the delivery to such person provide to the Company any non-public information concerning Parent or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to the Company and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Parent Takeover Proposal (including as a part thereof, making counterproposals) and its Representatives and potential sources of financing regarding such Parent Takeover Proposal. “Parent Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to Parent than those applicable to the Company that are contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not prohibit compliance by Parent with any of the provisions of this Section 5.5. Notwithstanding anything to the contrary in this Agreement, (A) Parent may grant a waiver, amendment or release under any confidentiality agreement, standstill agreement or similar agreement to the extent necessary to allow a Parent Takeover Proposal to be made to Parent or the Parent Board (or any committee thereof), and (B) the Parties agree that, by execution of this Agreement, Parent shall be deemed to have waived, as of immediately prior to the execution and delivery of this Agreement, any provision in any such agreement to the extent necessary to allow the applicable counterparty to convey a Parent Takeover Proposal to Parent or the Parent Board (or any committee thereof).

(d) Parent shall promptly (and in no event later than 24 hours after receipt) notify, orally and in writing, the Company of any Parent Takeover Proposal received by Parent or any of its Representatives, which notice shall include the identity of the person making the Parent Takeover Proposal and the material terms and conditions thereof (including copies of any written proposal relating thereto provided to Parent or any of its Representatives) and indicate whether Parent has furnished non-public information to, or entered into discussions or negotiations with, such third party. Parent shall keep the Company reasonably informed on a reasonably current basis as to the status of (including changes to any material terms of, and any other material developments with respect to) such Parent Takeover Proposal. Parent agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the Original Agreement Date which prohibits Parent from providing any information to the Company in accordance with this Section 5.5.

(e) Except as expressly permitted by this Section 5.5(e), the Parent Board shall not:

(i) (A) fail to include the Parent Recommendation in the Joint Proxy Statement/Prospectus, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to the Company, the Parent Recommendation, (C) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer (it being understood that the Parent Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the 10th Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Parent Adverse Recommendation Change so long as Parent reaffirms the Parent Recommendation during such period), or (D) other than with respect to the period of up to 10 Business Days applicable to formal tender or exchange offers that are the subject of the preceding clause (C), fail to recommend against a Parent Takeover Proposal or fail to reaffirm the Parent

Recommendation, in either case within five Business Days after a request by the Company to do so; provided, however, that (1) such five Business Day period shall be extended for an additional five Business Days following any material modification to any Parent Takeover Proposal occurring after the receipt of the Company’s written request and (2) the Company shall be entitled to make such a written request for reaffirmation only once for each Parent Takeover Proposal and once for each material amendment to such Parent Takeover Proposal (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”); or

(ii) authorize, cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Parent Takeover Proposal (other than a Parent Acceptable Confidentiality Agreement entered into in accordance with Section 5.5(c)).

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Parent Stockholder Approval is obtained, after receiving a bona fide unsolicited written Parent Takeover Proposal that did not result from a material breach (or a deemed material breach) of this Section 5.5 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.5 of the Original Agreement), (x) the Parent Board may make a Parent Adverse Recommendation Change if the Parent Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Parent Takeover Proposal constitutes a Parent Superior Proposal and (ii) in light of such Parent Takeover Proposal, the failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law and/or (y) the Parent may terminate this Agreement in order to enter into a binding written agreement with respect to a Parent Superior Proposal in accordance with Section 7.1(j); provided that the Parent Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law; provided, however, that, prior to making any Parent Adverse Recommendation Change or terminating this Agreement as described in clauses (x) and (y) of this sentence, (A) Parent has given the Company at least four Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Parent Superior Proposal) and has contemporaneously provided to the Company a copy of the Parent Superior Proposal and a copy of any written proposed transaction documents with the person making such Parent Superior Proposal, (B) Parent has negotiated in good faith with the Company during such notice period, to the extent the Company wishes to negotiate in good faith, to enable the Company to propose revisions to the terms of this Agreement such that it would cause such Parent Superior Proposal to no longer constitute a Parent Superior Proposal, (C) following the end of such notice period, the Parent Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by the Company, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Parent Superior Proposal continues to constitute a Parent Superior Proposal if the revisions proposed by the Company were to be given effect, and (D) in the event of any change to any material terms of such Parent Superior Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four Business Day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (i) three Business Days and (ii) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time Parent shall be required to comply with the requirements of this Section 5.5(e) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

(f) Other than in connection with a Parent Superior Proposal (which shall be subject to Section 5.5(e) and shall not be subject to this Section 5.5(f)), nothing in this Agreement shall prohibit or restrict the Parent Board from making a Parent Adverse Recommendation Change in response to a Parent Intervening Event if the Parent Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Parent Board to make a Parent Adverse Recommendation Change would be inconsistent with the Parent Board’s fiduciary duties under applicable Law; provided, however, that, prior to making such Parent Adverse Recommendation Change, (i) Parent has given the Company at least four Business Days’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (ii) Parent has negotiated, and directed its Representatives to negotiate, in good faith with the Company during such notice period after giving any such notice, to the extent the Company wishes to negotiate, to enable the Company to propose revisions to the terms of this Agreement such that it would not permit the Parent Board to make a Parent Adverse Recommendation Change pursuant to this Section 5.5(f) and (iii) following the end of such notice period, the Parent Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by the Company, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that failure to make a Parent Adverse Recommendation Change in response to such Parent Intervening Event would be inconsistent with the Parent Board’s fiduciary duties under applicable Law.

(g) Nothing contained in this Section 5.5 shall prohibit Parent or the Parent Board from taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the stockholders of Parent pursuant to Rule 14d-9(f) under the Exchange Act if, in the determination in good faith of the Parent Board, after consultation with outside counsel, the failure so to disclose would reasonably be expected to be inconsistent with the fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Parent Board so long as such communication re-affirms the Parent Recommendation.

(h) Any action taken or omission made by any Representative of Parent or any of its Affiliates that, if taken or made by Parent would be a breach of this Section 5.5 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.5 of the Original Agreement), shall be deemed to be a breach of this Section 5.5 by Parent.

Section 5.6 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement and in any event within 10 Business Days after the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Form S-4, which will include the Joint Proxy Statement/Prospectus. Each of Parent and the Company shall use its respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby in accordance herewith. Parent and the Company shall each use their respective reasonable best efforts to cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and other applicable Laws. Each of Parent and the Company will cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders, as applicable, as soon as reasonably practicable after the Form S-4 is declared effective by the SEC under the Securities Act. Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent, to keep the Form S-4 effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement, including the Merger and the Share Issuance. Parent shall also take any action required to be taken under any applicable state securities Laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested by Parent in connection with any such action. No filing or mailing of, or amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other Party a reasonable opportunity to review and comment thereon (which comments shall be considered by the other Party in good faith); provided, however, that the Company, in connection with a Company Adverse Recommendation Change, a Company Takeover Proposal or a Company Superior Proposal may amend or supplement the Joint Proxy Statement/Prospectus and/or the Form S-4 (including by incorporation by reference) pursuant to a Company Qualifying Amendment, and in such event, this right of approval shall apply only with respect to information relating to Parent or its business, financial condition or results of operations; provided, further, however, that Parent, in connection with a Parent Adverse Recommendation Change, a Parent Takeover Proposal or a Parent Superior Proposal may amend or supplement the Joint Proxy Statement/Prospectus and/or the Form S-4 (including by incorporation by reference) pursuant to a Parent Qualifying Amendment, and in such event, this right of approval shall apply only with respect to information relating to the Company or its business, financial condition or results of operations. A “Company Qualifying Amendment” means an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus (including by incorporation by reference) to the extent it contains (i) a Company Adverse Recommendation Change, (ii) a statement of the reason of the Board of Directors of the Company for making such Company Adverse Recommendation Change, (iii) a factually accurate statement by the Company that describes the Company’s receipt of a Company Takeover Proposal or Company Superior Proposal, the terms of such proposal and the operation of this Agreement with respect thereto, and (iv) additional information reasonably related to the foregoing. A “Parent Qualifying Amendment” means an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus (including by incorporation by reference) to the extent it contains (A) a Parent Adverse Recommendation Change, (B) a statement of the reason of the Parent Board for making such Parent Adverse Recommendation Change, (C) a factually accurate statement by Parent that describes Parent’s receipt of a Parent Takeover Proposal or Parent Superior Proposal, the terms of such proposal and the operation of this Agreement with respect thereto, and (D) additional information reasonably related to the foregoing.

(b) Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all written correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 and advise the other Party of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the threat or issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. None of the Parties or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Form S-4 or the Joint Proxy Statement/Prospectus unless it consults with the other Party in advance and, to the extent permitted by the SEC, allows the other Party to participate. Each of the Parties shall use its respective reasonable best efforts to take any other action required to be taken by it under the Securities Act, the Exchange Act, the DGCL and the rules of Nasdaq in connection with the filing and distribution of the Joint Proxy Statement/Prospectus and the Form S-4, and the solicitation of proxies from the stockholders of each of the Company and Parent thereunder. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein (in light of the circumstances under which they were made), not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. At the Company’s request, Parent shall reasonably cooperate in amending or supplementing the Joint Proxy Statement/Prospectus pursuant to a Company Qualifying Amendment made in compliance with this Agreement. At Parent’s request, the Company shall reasonably cooperate in amending or supplementing the Joint Proxy Statement/Prospectus pursuant to a Parent Qualifying Amendment made in compliance with this Agreement.

(c) As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC and in any event within 45 days thereafter, the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval and holding the Company Stockholder Advisory Vote (the “Company Stockholders’ Meeting”) and not postpone or adjourn the Company Stockholders’ Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned, or delayed) except (i) to the extent required by applicable Law, or (ii) to solicit additional proxies or votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Stockholder Approval have not been obtained; provided that unless otherwise agreed by the parties, the Company Stockholders’ Meeting may not be postponed or adjourned to a date that is more than 10 days after the date for which the then most-recent Company Stockholders’ Meeting was scheduled (excluding any adjournments or postponements required by applicable Law). The Company will, except in the case of a Company Adverse Recommendation Change, through the Company Board, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or applicable Laws to obtain such approvals.

(d) As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC and in any event within 45 days thereafter, Parent shall take all action necessary in accordance with applicable Laws and Parent’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws to duly give notice of, convene and hold the Parent Stockholders’ Meeting for the purpose of obtaining the Parent Stockholder Approval and not postpone or adjourn the Parent Stockholders’ Meeting without the prior written consent of the Company (not to be unreasonably withheld, conditioned, or delayed) except (i) to the extent required by applicable Law, or (ii) to solicit additional proxies and votes in favor of the Share Issuance if sufficient votes to constitute the Parent Stockholder Approval have not been obtained; provided that unless otherwise agreed by the parties, the Parent Stockholders’ Meeting may not be postponed or adjourned to a date that is more than 10 days after the date for which the then most-recent Parent Stockholders’ Meeting was scheduled (excluding any adjournments or postponements required by applicable Law). Parent will, except in the case of a Parent Adverse Recommendation Change, through the Parent Board, recommend that its stockholders approve the Share Issuance and will use reasonable best efforts to solicit from its stockholders proxies in favor of the Share Issuance and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or applicable Laws to obtain such approvals.

(e) The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting on the same date and at the same time.

(f) Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date. Parent shall cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(g) Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable Party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement, including the Form S-4 and the Joint Proxy Statement/Prospectus. In addition, each of the Company and Parent shall use its reasonable best efforts to provide information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Form S-4 and/or the Joint Proxy Statement/Prospectus.

Section 5.7 Regulatory Approvals; Efforts; Third-Party Consents.

(a) Subject to the terms and conditions of this Agreement, prior to the Closing, Parent, the Merger Subs and the Company shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under this Agreement and any applicable Antitrust Laws, including the HSR Act, to consummate and make effective, as promptly as practicable after the Original Agreement Date and in any event prior to the End Date, the Merger, including (A) preparing and filing all documentation to effect all necessary and advisable filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, (B) satisfying the conditions to consummating the Merger, (C) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (D) taking all actions necessary to obtain (and cooperating with each other in obtaining) as promptly as practicable any consent, authorization, Order or approval of, or any exemption by, or to avoid an investigation, action, proceeding or other challenge of the legality of the transactions contemplated by this Agreement by, any Governmental Entity required to be obtained or made by Parent, the Merger Subs, the Company or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement (collectively, “Regulatory Approvals”), and (E) executing and delivering any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Additionally, each of Parent, the Merger Subs and the Company and any of their respective Affiliates shall not take any action after the Original Agreement Date that would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, the expiration, termination or waiver of any applicable waiting period pursuant to the HSR Act, or any other Regulatory Approval necessary to consummate the transactions contemplated hereby, (ii) materially increase the risk of any Governmental Entity entering an injunction or Order prohibiting the consummation of the transactions contemplated hereby or (iii) materially increase the risk of not being able to remove any such injunction or Order on appeal or otherwise.

(b) In furtherance and not in limitation of, and in addition to, the provisions of Section 5.7(a), each Party shall file, as soon as practicable and advisable after the Original Agreement Date, all notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, and shall submit as promptly as reasonably practicable any additional information requested by any such Governmental Entity. Without limiting the generality of the foregoing, each of Parent and the Company shall, in consultation and cooperation with the other: (i) within 10 Business Days after the Original Agreement Date (or such other date as may be mutually agreed to by Parent and the Company), prepare and file the notifications required under the HSR Act; (ii) within 10 Business Days after the date of this Agreement (or such other date as may be mutually agreed to by Parent and the Company), prepare and file the antitrust filing for review (including the pre-acceptance review) by the State Market Administration and Regulation of China that is required under Chinese Anti-Monopoly Law; and (iii) as promptly as practicable and advisable after the Original Agreement Date, but in no event later than as required by applicable Antitrust Laws, prepare and file, or pre-file with regard to any Governmental Entity that requires such pre-filing prior to any formal filing of, all other notifications required under any other Antitrust Laws. Parent and the Company shall respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any state attorney general, antitrust authority or other Governmental Entity in connection with antitrust or related matters. Neither Party shall extend any waiting period under the HSR Act or other Antitrust Laws without, or enter into any agreement with the Federal Trade Commission or the United States Department of Justice or any other Governmental Entity that would restrain, delay or prevent the consummation of the transactions contemplated by this Agreement except with, the prior written consent of the other Parties (which shall not be unreasonably withheld, conditioned or delayed).

(c) Without limiting the generality of Parent’s and the Company’s undertakings pursuant to Section 5.7(a), Parent and its Affiliates shall take any and all steps and agree to any and all regulatory remedies or commitments necessary to avoid or eliminate each and every impediment under any applicable Antitrust Laws that may be asserted by any Governmental Entity so as to enable the Parties to close the Merger as promptly as practicable, and in any event prior to the End Date. Notwithstanding the foregoing or anything else herein to the contrary, none of Parent and its Affiliates shall be required to take any steps or agree to any regulatory remedies or commitments that may be necessary to avoid or eliminate any impediment under any applicable Antitrust Law that may be asserted by the People’s Republic of China or any of its related Governmental Entities (a “Chinese Governmental Entity”) other than (i) a regulatory remedy or commitment to sell, divest, license, enter or alter contracts relating to, otherwise dispose of, or agree to any behavioral commitments relating to, all or a portion of the business and operations of Parent and its Subsidiaries that is described as the “Lasers” business segment in Parent’s Form 10-K for the fiscal year ended June 27, 2020 (“Parent’s Lasers Business”) (it being understood that, for the avoidance of doubt, if there are any assets or personnel or other element of any business or operations that are used in, servicing, or otherwise facilitating both Parent’s Lasers Business and any other business or operations of Parent or any of its Subsidiaries (a “Mixed Use Element”), then Parent and its Subsidiaries shall not be required to sell or divest any such Mixed Use Element if such sale or divestiture would materially impair any other business or operations of Parent or any of its Subsidiaries outside of Parent’s Lasers Business, and (ii) any other actions with respect to the combined businesses of Parent and the Company and their respective Subsidiaries’ businesses and operations, taken as a whole, in China that are unrelated to lasers (the “Combined Non-Laser China Business”) that are necessary or advisable, including any other regulatory remedy or commitment, or commitments with third parties, including divestitures or behavioral commitments, that would not materially impair the Combined Non-Laser China Business, but excluding any sale, divestiture or license of any material Intellectual Property that is used in, or otherwise an element of, the Combined Non-Laser China Business.

(d) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required Regulatory Approvals undertaken or in the defending of any lawsuits or legal proceedings challenging the consummation of the Merger pursuant to the provisions of this Section 5.7. In that regard, prior to the Closing, each Party shall (i) consult with the other in good faith prior to taking a position with respect to any filing required or advisable under Section 5.7(a) and Section 5.7(b); (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, letters, responses to requests, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party in connection with any such filing or any lawsuits or legal proceedings in connection with this Agreement or the transactions contemplated hereby; (iii) coordinate with the other in preparing and exchanging such information; (iv) promptly provide the other party’s counsel with copies of all filings, notices, analyses, presentations, memoranda, letters, responses to requests, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Entity in connection with any filing required by Section 5.7(a) and Section 5.7(b) in connection with this Agreement or the transactions contemplated hereby; and (v) consult with the other Party in advance of any meeting, video conference or teleconference with any Governmental Entity or, in connection with any proceeding by a private party seeking to delay or prevent the consummation of the Merger, with respect to such party, and to the extent not prohibited by the Governmental Entity or applicable Law, give the other Party the opportunity to attend and participate in such meetings, video conferences and teleconferences. Each Party shall furnish the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity or third party with respect to this Agreement and the Merger and furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 5.7 may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns, and the Parties may reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 5.7(d) as “counsel only” or, as appropriate, as “outside counsel only.”

(e) Notwithstanding anything herein to the contrary, Parent and the Company shall cooperate in good faith to jointly develop a strategy for obtaining all necessary Regulatory Approvals; provided that each Party shall, in good faith, take into consideration the other Party’s view regarding the strategies including, to the extent practicable and permitted by applicable Law, advance notice, discussion and consideration of any suggestions or comments of the other Party, prior to any material interaction with any Governmental Entity in connection with a Regulatory Approval; provided, further, that, in the event of any disagreement between Parent and the Company with respect to the strategy for obtaining all necessary Regulatory Approvals, the decisions and strategies of Parent shall control and the Company shall cooperate in good faith to implement Parent’s chosen strategy.

(f) Each of Parent and the Company shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to obtain, and the other Party shall use its reasonable best efforts to cooperate with the requesting Party to obtain, any third-party consent or approval (other than the Regulatory Approvals) (collectively, “Third-Party Consents”) that are necessary or desirable for consummation of the transactions contemplated by this Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, (i) none of the Company and its Subsidiaries nor Parent and its Subsidiaries shall be obligated to obtain any Third-Party Consents, or pay any fees in connection therewith, pursuant to this Agreement and (ii) the conditions to the obligations of Parent and the Merger Subs, on the one hand, and the Company, on the other hand, to consummate the Merger set forth in Section 6.3 and Section 6.2, respectively, shall not be deemed to include the obtaining of any Third-Party Consents.

(g) In the event Parent or the Company obtains knowledge of the other party having breached any covenant or agreement contained in this Section 5.7, or becomes aware of any actions of failure to act on the part of the other party that they believe could constitute a breach of any covenant or agreement contained in this Section 5.7, then Parent or the Company, as applicable, shall promptly send written notice to the other party of such breach or such action or failure to act.

Section 5.8 Takeover Statutes. If any Takeover Laws may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Parties and the members of their respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate or minimize the effects of any Takeover Law on the transactions contemplated hereby.

Section 5.9 Public Announcements. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each Party shall consult with the other before issuing any press release or public statement with respect to the Merger or the transactions contemplated thereby and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to obtaining the consent of the other Party. Parent and the Company agree to issue a materially acceptable initial joint press release announcing this Agreement.

Section 5.10 Indemnification and Insurance.

(a) Parent and the Merger Subs agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time (including any matters arising in connection with the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees (or their functional equivalent), as the case may be, of the Company or its Subsidiaries as provided in their respective certificate of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect (to the fullest extent permitted under applicable Law) any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificate of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time (to the extent and for so long as such entities remain in existence following the Effective Time) or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees (or their functional equivalent) in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation’s organizational documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees (or their functional equivalent) of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification and exculpation in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee (or their functional equivalent) of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with the Company Organizational Documents and applicable Law to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened written claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether commenced before, at or after the Effective Time (including any matters arising in connection with the transactions contemplated hereby and including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the Surviving Corporation shall reasonably cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect, and the Surviving Corporation shall maintain in effect, the coverage provided by the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by or for the benefit of the Company and its Subsidiaries as of the Effective Time (the “D&O Insurance”) or provide substitute policies for the Company, its Subsidiaries and the persons who are covered by the D&O Insurance, in either case, with terms, conditions, retentions and limits of liability that are not less favorable than the D&O Insurance with respect to acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, including the transactions contemplated hereby; provided, however, that Parent shall not be required to pay annual premiums in excess of 350% of the last aggregate annual premium paid by the Company for the D&O Insurance (the “Maximum Amount”); provided, further, that if such insurance is not available or the aggregate annual premium for such insurance exceeds the Maximum Amount, Parent shall cause the Surviving Corporation to obtain, and the Surviving Corporation shall obtain, the best coverage available for a cost not exceeding the Maximum Amount. In lieu thereof, at or prior to the Effective Time, (i) the Company may, in its sole discretion, or (ii) Parent may, in each case, at Parent’s cost, purchase directors’ and officers’ liability and fiduciary liability “tail” insurance with terms, conditions, retentions and limits of liability that are not less favorable than the D&O Insurance, and that is otherwise reasonably satisfactory to the Company, with respect to acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, including the transactions contemplated hereby; provided that in no event shall the cost of such “tail” insurance, if purchased by the Company, exceed the Maximum Amount and, if such “tail” insurance is purchased, Parent shall have no further obligations under this Section 5.10(c).

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.10.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other applicable rights such Indemnified Party may have under the certificate of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise.

(f) The obligations of Parent and the Surviving Corporation under this Section 5.10 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.10 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.10 applies shall be third-party beneficiaries of this Section 5.10 and (ii) this Section 5.10 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Corporation and their respective successors and assigns.

(g) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume, succeed to and are bound by the obligations set forth in this Section 5.10.

Section 5.11 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 5.12 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Transaction Litigation. The Company shall promptly notify Parent of any stockholder litigation or other Action arising from this Agreement or the Merger that is brought against the Company or members of the Company Board or any officer of the Company (“Transaction Litigation”) and shall keep Parent reasonably informed regarding any Transaction Litigation. Without limiting the preceding sentence, the Company shall give Parent (a) the opportunity to review and comment on all Filings or responses to be made by the Company in connection with any Transaction Litigation, and the Company shall consider any such comments in good faith, and (b) the opportunity to consult on any settlement, understanding or other agreement with respect to any Transaction Litigation. In no event shall any settlement with respect to Transaction Litigation be agreed, or offered, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed).

Section 5.14 Nasdaq Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date.

Section 5.15 Company Indebtedness.

(a) The Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent and the Merger Subs no later than three Business Days prior to the Closing Date a payoff letter (i) with respect to that certain Credit Agreement, dated as of November 7, 2016 (as amended, restated, supplemented, refinanced, renewed, replaced, extended or otherwise modified from time to time, the “Company Credit Agreement”), by and among the Company, as borrower, the financial institutions and other parties thereto from time to time, and Barclays Bank PLC, as administrative agent, to the extent requested by Parent, and (ii) with respect to any other third-party indebtedness for borrowed money of the Company or any of its Subsidiaries, individually, in excess of $10,000,000 (in terms of aggregate facility-size), to the extent requested by Parent in a written notice delivered to the Company no later than 30 days prior to the Closing Date (any such indebtedness specified in writing pursuant to this clause (ii), the “Additional Indebtedness” and the date the Company receives any such specified written notice with respect to any Additional Indebtedness, the “Additional Indebtedness Date”) ((i) and (ii), collectively, the “Closing Date Indebtedness”) providing for (A) the satisfaction and release of all of the Company and its Subsidiaries’ liabilities and obligations (including all indebtedness for borrowed money of the Company and its Subsidiaries outstanding as of the Closing Date, but excluding any obligations that are expressly provided to survive termination) under the definitive documentation governing the Closing Date Indebtedness (the “Company Credit Documents”), (B) the termination of the Company Credit Documents, and (C) the release of all Liens, if applicable, held pursuant to the Company Credit Documents (collectively, the “Company Indebtedness Payoff”), in form and substance customary for transactions of the type contemplated by this Agreement; provided that (A) in no event shall this Section 5.15(a) (x) require the Company or any of its Subsidiaries to cause the Company Indebtedness Payoff unless the Closing has occurred or (y) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or otherwise provide any funds required to effect any or all of the Company Indebtedness Payoff, (B) the definition of “Closing Date Indebtedness” shall not include Additional Indebtedness (and such indebtedness shall not be required to be repaid and/or terminated, none of the related Liens and/or guarantees shall be required to be released or terminated and no notices of prepayment submitted) or subject to this Section 5.15 to the extent such Additional Indebtedness requires prior notice of prepayment or termination to be delivered and the time between the Additional Indebtedness Date and the Closing Date does not allow for such notice to be practically delivered or any such notice is irrevocable and the prepayment or termination contemplated thereby cannot be made subject to the occurrence of the Closing, (C) any payoff letter with respect to any Additional Indebtedness shall be in form and substance customary for such type of Additional Indebtedness and (D) notwithstanding anything to the contrary contained in this Section 5.15, the Company and its Subsidiaries shall not be required to take any action with respect to any Additional Indebtedness that, in the good faith determination of the Company, is not administratively feasible or would be unreasonably administratively burdensome to the Company and its Subsidiaries or would unreasonably interfere with the conduct of the Company’s business in any material respect.

(b) Subject to the limitations set forth in Section 5.15(a), to the extent requested by Parent and to the extent applicable, the Company and its Subsidiaries shall use reasonable best efforts to deliver notices of prepayment within the time periods required by the relevant Company Credit Documents governing any Closing Date Indebtedness and obtain customary Lien terminations and instruments of discharge to be delivered at the Closing with respect to any such Closing Date Indebtedness; provided that in no event shall this Section 5.15(b) (i) require the Company or any of its Subsidiaries to cause the Company Indebtedness Payoff unless the Closing has occurred or (ii) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or otherwise provide any funds required to effect any or all of the Company Indebtedness Payoff.

(c) Parent shall cause the Company Indebtedness Payoff to occur on the Closing Date, subject to the occurrence of the Closing.

Section 5.16 Employee Matters.

(a) For a period commencing on the Closing Date and ending on the first anniversary of the Closing Date (the “Continuation Period”), each employee of the Company or its Subsidiaries who remains employed by Parent or its Affiliates (each, a “Continuing Employee”) shall receive from Parent (or its applicable Affiliate) (i) at least the same base salary that was provided to such Continuing Employee immediately prior to the Closing Date; (ii) target total direct compensation (i.e., base salary, target annual bonus opportunity, and long-term equity incentive opportunity) that is at least as favorable in the aggregate as the target total direct compensation in effect for such Continuing Employee immediately prior to the Closing Date; and (iii) other compensation and employee benefits (excluding those contemplated by clauses (i) and (ii), defined benefit pension, nonqualified deferred compensation, post-termination or retiree health or welfare, and severance (which is covered in Section 5.16(b))) that are substantially as favorable in the aggregate as the compensation and benefits provided to similarly situated employees of Parent or its Affiliates or, if more favorable, provided to such Continuing Employee by the Company under the Company Benefit Plans or otherwise under any applicable collective bargaining agreement or other labor-related agreement or arrangement applicable to such Continuing Employee immediately prior to the Closing Date.

(b) Any Continuing Employee whose employment is terminated other than for cause during the Continuation Period shall be entitled to receive the severance payments and benefits that Parent provides to similarly situated employees of Parent or its Affiliates or, if more favorable, such Continuing Employee would have been entitled to receive from the Company and its Affiliates under its applicable written severance plans and policies as in effect immediately prior to the Closing and that are scheduled on Section 5.16(b) of the Company Disclosure Letter, subject to the limitation for CIC Plan participants in Section 5.1(b)(x)(C); provided that, to the extent such Continuing Employee holds Converted RSUs, such Converted RSUs shall vest in accordance with the terms of Section 2.4(c) or, if more favorable, and subject to the limitation for CIC Plan participants in Section 5.1(b)(x)(C), the terms of any vesting acceleration provided for in any plan or arrangement maintained by the Company, Parent or any of their respective Subsidiaries or any agreement between the Company, Parent or any of their respective Subsidiaries, on the one hand, and any Continuing Employee, on the other hand.

(c) Each individual who is employed by the Company or any of its Affiliates as of immediately prior to the Closing and is a participant in a cash bonus or short-term incentive program maintained by the Company or any of its Affiliates for the year in which the Closing occurs shall be eligible to receive a cash bonus based on the higher of the target level achievement and actual level of achievement of the applicable performance criteria in effect immediately prior to the Closing, determined immediately prior to the Closing by the Compensation Committee of the Company Board in its reasonable discretion based on its assessment of such performance criteria, which bonus shall be pro-rated based on the number of days in the applicable performance period that have elapsed as of the Closing. Any such bonus shall be paid to the applicable employee no later than the next payroll of the Company or the applicable Affiliate employing such employee that occurs following the Closing Date and, in any event, no later than 20 days following the Closing Date (in each case, unless prohibited by Section 409A of the Code, in which case, it shall be paid on the earliest date permitted by Section 409A of the Code). Following the Closing, Continuing Employees will be eligible to participate in Parent’s cash bonus or short-term incentive programs on a pro-rated basis for the remainder of Parent’s fiscal year in which the Closing occurs.

(d) Parent shall, and shall cause any of its applicable Affiliates to (i) waive all limitations as to any preexisting condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans that such Continuing Employee may be eligible to participate in after the Closing and (ii) credit each Continuing Employee for any copayments, deductibles, offsets or similar payments made under a Company Benefit Plan during the plan year that includes the Closing for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable plans of Parent or any of its Affiliates. As of the Closing, Parent shall, or shall cause its applicable Affiliates to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company Benefit Plan as of the Closing, in each case, insofar as not prohibited by applicable Law. In addition, as of the Closing, Parent shall, and shall cause its applicable Affiliates to give Continuing Employees full credit for purposes of eligibility, vesting and determination of level of benefits under any employee benefit and compensation plans or arrangements (including for purposes of vacation and severance but excluding for any purpose benefits under defined benefit plans, nonqualified deferred compensation, post-termination or retiree medical plans or frozen or grandfathered benefit plans) maintained by Parent or its applicable Affiliates that such Continuing Employees may be eligible to participate in after the Closing for such Continuing Employees’ service with the Company or any of its Subsidiaries to the same extent that such service was credited for purposes of any comparable Company Benefit Plan immediately prior to the Closing, except, in each case, to the extent such treatment would result in duplicative benefits.

(e) Notwithstanding anything to the contrary contained herein, from and after the Closing Date, Parent shall cause the Company to honor, in accordance with their terms without giving effect to any amendments thereto after the Closing Date, all payments, benefits and obligations under any employment, change in control and severance plans, agreements and arrangements of the Company and its Affiliates that are set forth on Section 5.16(e) of the Company Disclosure Letter.

(f) The occurrence of the Closing shall be deemed to be a change in control (or a similar term) under all Company Benefit Plans.

(g) The Company shall terminate, effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent, any and all 401(k) plans maintained by the Company or any of its Subsidiaries (the “Company Qualified Plans”) and any Company Benefit Plan listed on Section 5.16(g) of the Company Disclosure Letter, unless Parent provides written notice to the Company that such Company Benefit Plan(s) shall not be terminated at least 10 Business Days prior to the Closing Date. In such event, prior to the Closing Date and thereafter (as applicable), the Company and Parent shall take any and all action as may be required, including amendments to a U.S. tax-qualified defined contribution plan maintained by Parent or one of its Subsidiaries (each, a “Parent Qualified Plan”), to vest all account balances in the terminated Company Qualified Plans and permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash or notes (representing plan loans from the Company Qualified Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from such Company Qualified Plan to the corresponding Parent Qualified Plan. If the Company Qualified Plan is terminated as described herein, (i) the Continuing Employees shall be eligible to participate in a Parent Qualified Plan as soon as practicable following the Closing Date and (ii) the Company shall provide Parent evidence that the Company Qualified Plans have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable. The form and substance of such resolutions shall be subject to the reasonable review and approval of Parent, which shall not be unreasonably withheld or delayed. The Company and Parent shall use their respective reasonable best efforts to take whatever actions are needed to cause each Continuing Employee to be immediately eligible, as of the Closing Date, to receive matching contributions consistent with the plan terms under the tax-qualified defined contribution plan in which such Continuing Employee is eligible to participate from and after the Closing, and provided that, and subject to compliance with applicable Law, the total matching contributions payable to a Continuing Employee for the calendar year in which the Closing Date occurs shall not exceed the maximum amount of matching contributions that such Continuing Employee otherwise could have received from the Company had such Continuing Employee been participating in such tax-qualified deferred contribution plan for the full calendar year.

(h) Effective as of the Closing, the Company shall pay to each “exempt” employee (within the meaning of the Fair Labor Standards Act, as amended) located in North America an amount equal to such employee’s accrued or credited but unused vacation time. To the extent not paid at the Closing, Parent shall cause such amounts to be paid to the applicable employee no later than the next payroll of the Company or the applicable Affiliate employing such employee that occurs following the Closing Date and, in any event, no later than 20 days following the Closing Date.

(i) Notwithstanding anything to the contrary set forth in this Agreement, this Section 5.16 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Company or any of their respective Subsidiaries to terminate any Continuing Employee; (ii) subject to the limitations and requirements specifically set forth in this Section 5.16, require Parent, the Company or any of their respective Subsidiaries to continue any Company Benefit Plan or prevent the amendment, modification or termination thereof after the Effective Time; (iii) create any third-party beneficiary rights in any person, including any Continuing Employee of the Company or its Subsidiaries; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.

(j) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, comply with any notice or consultation requirement under any collective bargaining agreement, works council agreement or similar labor-related agreement with respect to the Merger.

Section 5.17 Financing.

(a) Debt Financing. Parent shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and complete the Debt Financing on or before the Closing Date on the terms and conditions described in the Debt Financing Commitment (as amended, supplemented, modified, replaced, terminated, reduced or waived in accordance with Section 5.17(f)), including by:

(i) complying with, maintaining in effect and enforcing the Debt Financing Commitment, and, once entered into, the Financing Agreements with respect thereto;

(ii) negotiating Financing Agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Financing Commitment (including any “flex” provisions) or on other terms reasonably acceptable to Parent and not in violation of Section 5.17(f);

(iii) satisfying on a timely basis (or obtaining the waiver of) all conditions applicable to the Debt Financing in the Debt Financing Commitment and any Financing Agreements with respect thereto, in each case, that are within the control of Parent or any of its Subsidiaries; and

(iv) in the event of a failure to fund (or threatened failure to fund) by the Commitment Parties in accordance with the Debt Financing Commitment that prevents, impedes or delays the Closing, enforcing its rights under the Debt Financing Commitment and any Financing Agreements with respect thereto.

(b) Company Support.

(i) Prior to the Closing Date, the Company will, and will cause its Subsidiaries to, use reasonable best efforts, and will use reasonable best efforts to cause its and their respective Representatives to use reasonable best efforts, in each case, to provide Parent and its Subsidiaries with all cooperation reasonably requested in writing by Parent to assist it in causing the conditions set forth in the Debt Financing Commitment to be satisfied or as is otherwise reasonably requested in writing by Parent in connection with the Debt Financing and/or any permitted replacement, or amended, modified or alternative, financing (including, solely for purposes of this Section 5.17(b), one or more debt or capital markets (including private placement) financings, including any issuance of equity, equity-linked securities or securities that are not equity-linked, to be issued or incurred in addition to or in lieu of the financing contemplated by the Debt Commitment Letter or pursuant to any “market flex” or securities demand provisions of the Fee Letters) (together with the Debt Financing, any such financing, the “Financing”), including:

(A) causing its management team, with appropriate seniority and expertise, to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions (including with the Company’s auditors), drafting sessions and sessions with lenders, investors and rating agencies, in each case in connection with the Financing and at times and locations mutually agreed and reasonably coordinated in advance (it being understood that any such meetings, presentations, road shows and sessions may be by conference call or video conference);

(B) reasonably cooperating with the syndication and marketing efforts of Parent and its Financing Sources in connection with the Financing, including assisting Parent and any Financing Sources with the preparation of appropriate and customary materials for rating agency presentations (and assisting in the obtaining of corporate credit and corporate family ratings from any ratings agencies), bank information memoranda, road show materials, offering memoranda, prospectuses, registration statements and other customary marketing materials required in connection with the Financing; provided that any such documents in relation to securities shall not be issued by the Company or any of its Subsidiaries; provided, further, that any rating agency presentations, offering documents, bank information memoranda, private placement memoranda, prospectuses and similar documents required in connection with the Financing shall reflect the Surviving Corporation and/or its Subsidiaries as the obligors;

(C) assisting Parent in connection with the preparation and registration of any pledge and security documents or other documents relating to the pledge of collateral, indentures, supplemental indentures, currency or interest rate hedging agreements, credit agreements and other definitive financing documents as may be reasonably requested in writing by Parent or the Financing Sources (including using reasonable best efforts to facilitate obtaining from the Company’s auditors consents of such auditors for use of their reports in any materials relating to the Financing and comfort letters from such auditors, in each case as reasonably requested in writing by Parent or the Financing Sources), and otherwise reasonably facilitating the pledging of collateral, including using reasonable best efforts to arrange for the delivery of stock certificates of the Company’s Subsidiaries (if applicable), and the granting of security interests in respect of the Financing, it being understood that such documents will not take effect until the Closing Date;

(D) to the extent required in connection with the Financing, furnishing Parent, as promptly as practicable following Parent’s request in writing, with (1) (x) the financial statements of the Company and its Subsidiaries set forth in clauses (1) and (2) of paragraph 8 of Exhibit C of the Debt Commitment Letter and (y) to the extent reasonably available to the Company, the historical financial information regarding the Company and its Subsidiaries necessary to permit Parent to satisfy the condition set forth in clause (3) of paragraph 8 of Exhibit C of the Debt Commitment Letter (or any analogous section in any amendment, modification, supplement, restatement or replacement thereof to the extent not exceeding the scope of the requirements set forth in the Debt Financing Commitment in effect on the date hereof), (2) (x) all other historical financial statements, historical financial data and related audit reports of the Company’s auditors for the Company and its Subsidiaries of the type that would be required by Regulation S-X promulgated by the SEC and (y) all other information regarding the Company and its Subsidiaries of the type that would be required by Regulation S-K promulgated by the SEC, in each case, for a registered public offering of securities (whether equity, equity-linked securities or securities that are not equity-linked) on Form S-3 or a private placement of debt securities under Rule 144 promulgated under the Securities Act, by Parent to finance an acquisition of the Company and its Subsidiaries, in each case to the extent reasonably available to the Company, (3) such other pertinent and customary and reasonably available information regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent (x) to the extent that such information is of the type and form customarily included in a prospectus, registration statement or offering memorandum for the issuance of securities (whether equity, equity-linked securities or securities that are not equity-linked) pursuant to a registration statement filed with the SEC, an offering pursuant to Rule 144A promulgated under the Securities Act or an offering pursuant to some other exemption under the Securities Act, including historical financial statements of the Company necessary to prepare pro forma financial statements for historical periods, or (y) is otherwise necessary to receive from the Company’s independent accountants customary “comfort” (including “negative assurance” comfort), together with drafts of customary comfort letters that such independent accountants are prepared to deliver, subject to completion of customary procedures, upon the “pricing” of any securities (whether equity, equity-linked securities or securities that are not equity-linked), and the closing of the offering thereof with respect to the historical financial information of the Company and its Subsidiaries to be included in such prospectus, registration statement or offering memorandum, and (4) such other pertinent and customary and reasonably available information regarding the Company and its Subsidiaries as is necessary or customary and as may be reasonably requested in writing by Parent for use in connection with any confidential information memorandum and any bank presentation used for the syndication of the Debt Financing or other Financing (it being understood that for purposes of this Section 5.17(b)(i), Parent, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of any pro forma financial statements and any other pro forma information, including any pro forma adjustments) (all such information and documents in clauses (1)(x), (2)(x) and (3)(y) of this Section 5.17(b)(i)(D), but other than any Excluded Information, the “Required Financial Information”);

(E) no less than three Business Days prior to the Closing Date, furnishing Parent and the Financing Sources with all documentation and other information about the Company and its Subsidiaries as is reasonably requested in writing by the Financing Sources at least 10 Business Days prior to the Closing Date and that is required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001;

(F) as promptly as reasonably practical following Parent’s request in writing, furnishing Parent and the Financing Sources with such information as may be reasonably necessary for the Required Financial Information to remain Compliant;

(G) delivery of customary authorization letters that authorize a distribution of the confidential information memorandum to prospective lenders, which letters shall contain a customary “10b-5” representation by the Company with respect to the Company and its Subsidiaries and contain a representation that the public-side version does not include material non-public information about the Company and its Subsidiaries or their securities (provided that the Company shall be provided with a reasonable opportunity to review and comment on the disclosure with respect to the Company and its Subsidiaries contained in such confidential information memorandum); and

(H) taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested in writing by Parent or any of its Subsidiaries and necessary and customary to permit the consummation of the Financing.

(ii) Notwithstanding the provisions of Section 5.17(b)(i) or any other provision of this Agreement, nothing in this Agreement will require the Company or any of its Subsidiaries to: (A) waive or amend any terms of this Agreement or agree to pay any fees, reimburse any expenses or incur any other liability in connection with the Financing prior to the Closing Date unless it has received prior reimbursement or is otherwise indemnified by Parent in accordance with Section 5.17(e) hereof; (B) require the Company or any of its Subsidiaries, or any director or manager on any of their respective boards of directors or managers (or equivalent bodies), to approve or authorize the Financing unless Parent shall have determined that such directors and managers (or members of equivalent bodies) are to remain as directors and managers (or members of equivalent bodies) of the Company or such Subsidiary on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing or enter into any definitive agreement, certificate, instrument or other document (other than customary authorization letters required pursuant to Section 5.17(b)(i)(G)) the effectiveness of which is not conditioned on the Closing Date; (C) give any indemnities that are effective prior to the Closing Date; (D) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of its business in any material respect or create an unreasonable risk of damage or destruction to any material property or assets of the Company or any of its Subsidiaries; (E) provide any information the disclosure of which is prohibited or restricted under applicable Law, is legally privileged or would result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any obligation of confidentiality (not created in contemplation hereof) binding on the Company or any of its Subsidiaries; (F) take any action that will conflict with or violate its organizational documents or any applicable Laws or would result in a violation or breach of, or default under, any material agreement to which the Company or any of its Subsidiaries is a party; (G) take any action that would cause any representation or warranty in this Agreement to be breached or become inaccurate (unless such breach or inaccuracy is waived by Parent); (H) cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability; (I) require the Company or any of its Subsidiaries or any of their Representatives to deliver any legal opinions or reliance letters (other than customary authorization letters required pursuant to Section 5.17(b)(i)(G)); (J) file or furnish any reports or information with the SEC in connection with the Financing, except, after consultation between Parent and the Company and their Representatives, the furnishing on Current Reports on Form 8-K by the Company of information included in documents with respect to such Financing to the extent required in order to satisfy the Company’s Regulation FD disclosure obligations; (K) prepare or provide any Excluded Information; or (L) change any fiscal period or accelerate the Company’s preparation of its SEC reports or financial statements to align with Parent’s fiscal periods. No person who is a director of the Company or any of its Subsidiaries at any time prior to the Closing (a “Pre-Closing Director”) shall be required to take any action to approve the Debt Financing and neither the Company nor any of its Subsidiaries shall be obligated to take any action that requires action or approval by any Pre-Closing Director of the Debt Financing.

(iii) The Company will be deemed to be in compliance with Section 5.17(b)(i) and Section 5.15 unless and until (A) Parent provides written notice (the “Non-Cooperation Notice”) to the Company of any alleged failure to comply, or action or failure to act which could be believed to be a breach of Section 5.17(b)(i) or Section 5.15, (B) Parent includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which shall not require the Company to provide any cooperation that it would not otherwise be required to provide under Section 5.17(b)(i) or Section 5.15) and (C) the Company fails to take the actions specified on such Non-Cooperation Notice within five Business Days from receipt of such Non-Cooperation Notice.

(c) Use of Logos. The Company hereby consents to the use of all logos of the Company or any of its Subsidiaries in connection with the Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries, (ii) are used solely in connection with a description of the business of the Company and its Subsidiaries or the Merger and (iii) do not appear on the cover of any rating agency presentations, bank information memoranda and securities offering prospectuses or memoranda, road show presentations and similar documents used in connection with the Financing.

(d) Confidentiality. All non-public or other confidential information provided by the Company or any of its Subsidiaries or any of their representatives pursuant to this Agreement will be kept confidential in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, except that Parent or any of its Subsidiaries will be permitted to disclose such information to any Financing Sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Financing and to any underwriters, initial purchasers or placement agents in connection with the Financing (and, in each case, to their respective counsel and auditors) so long as such persons are subject to confidentiality undertakings no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

(e) Company Reimbursement and Indemnification.

(i) Upon request by the Company, Parent shall promptly reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses) incurred by the Company or any of its Subsidiaries in connection with providing the support and cooperation contemplated by Section 5.17(b)(i) and/or Section 5.15.

(ii) Parent shall indemnify and hold harmless the Company, its Subsidiaries and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all losses, damages, claims, interest, costs or expenses (including legal fees and expenses), awards, judgments, penalties and amounts paid in settlement suffered or incurred by any of them in connection with providing the support and cooperation contemplated by Section 5.17(b)(i) and/or Section 5.15 and any information utilized in connection therewith (other than information provided by the Company or any of its Subsidiaries).

(f) Subject to the terms and conditions of this Agreement, Parent shall not agree to or permit any amendment, supplement or other modification or replacement of, or any termination or reduction of, or grant any waiver of, any condition, remedy or other provision under the Debt Financing Commitment, in each case, without the prior written consent of the Company if such amendment, supplement, modification, replacement, termination, reduction or waiver would or would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing below the amount required to consummate the Merger (taking into account other sources of funding (other than cash of the Company and its Subsidiaries)), (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in each case, in a manner that would reasonably be expected to (A) materially delay or prevent the Closing, or (B) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing materially less likely to occur, or (iii) adversely impact in any material respect the ability of Parent or the Merger Subs to enforce its or their rights against the other parties to the Debt Financing Commitment; it being understood that notwithstanding the foregoing, Parent and its Subsidiaries may (1) consent to, replace or amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment as of the date of this Agreement, (2) make or permit assignments and replacements of an individual lender under the Debt Financing Commitment in connection with the syndication of the Debt Financing, and/or (3) terminate or reduce the aggregate amount of the commitments under the Debt Financing Commitment (and enter into any amendments, modifications of supplements of the Debt Financing Commitment in connection therewith) if Parent and its Subsidiaries have a sufficient amount of available cash on hand from other sources (other than cash of the Company and its Subsidiaries) to make the representation set forth in Section 4.28 (as though made at the time of the effectuation of such amendment, supplement or modification). Promptly following any amendment, supplement, modification, replacement, termination, reduction or waiver of the Debt Financing Commitment in accordance with this Section 5.17(f), Parent shall deliver a copy thereof to the Company and (x) references herein to the “Debt Commitment Letter,” “Fee Letters,” and/or “Debt Financing Commitment” shall be deemed to include such documents as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 5.17(f), and (y) references to “Debt Financing” shall include the financing contemplated by the Debt Financing Commitment as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 5.17(f).

(g) Parent shall (i) give the Company prompt written notice of any default or material breach by any party of any of the Debt Financing Commitment or Financing Agreements related thereto or any termination or threatened termination thereof of which Parent or the Merger Subs has or have knowledge and (ii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing.

(h) Each of Parent and the Merger Subs acknowledges and agrees that the obtaining of the Debt Financing is not a condition to the Closing.

(i) Notwithstanding anything to the contrary contained herein, neither Parent nor any Affiliate of Parent may engage either Company Financial Advisor or any of their respective Affiliates to provide any portion of the Financing or to be any Financing Source of the Financing without the prior written consent of the Company, which may be withheld in the Company’s sole discretion.

Section 5.18 Merger Subs; Parent Vote.

(a) During the period from the Original Agreement Date through the earlier of the Effective Time or the date of termination of this Agreement, the Merger Subs shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

(b) Parent shall ensure that each of the Merger Subs duly perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities of each of the Merger Subs under this Agreement, and Parent shall be jointly and severally liable with the Merger Subs for the due and timely performance and satisfaction of each such covenant, obligation and liability.

(c) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with the DGCL and in its capacity as the sole stockholder of Merger Sub I, a written consent adopting this Agreement.

(d) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with the DLLCA and in its capacity as the sole member of Merger Sub II, a written consent adopting this Agreement.

Section 5.19 Subsidiary Director and Officer Resignations. The Company shall cause to be delivered to Parent prior to the Closing resignations, in form and substance reasonably satisfactory to Parent, executed by each director (or similar position) or officer of each Subsidiary of the Company, in each case, conditioned and effective upon the Effective Time; provided, however, that any such resignation by an officer shall not require or be considered to be a termination of employment from the Company or any of its Subsidiaries and shall not waive any rights or entitlements that such officers may have as employees under the CIC Plan or otherwise.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment (or waiver by all Parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. (i) The Company Stockholder Approval and (ii) the Parent Stockholder Approval shall have been obtained.

(b) S-4 Effectiveness. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c) Listing Approval. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(d) No Legal Prohibition. No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case, that prohibits the consummation of the Merger.

(e) Regulatory Approval. Any applicable waiting periods shall have expired or been terminated, and any approvals required shall have been obtained, in each case relating to the transactions contemplated by this Agreement under the HSR Act or under any other Antitrust Law specified in Section 6.1(e) of the Company Disclosure Letter.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and the Merger Subs set forth in Section 4.1(a), Section 4.2, Section 4.3(a), Section 4.23 and Section 4.25 shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of a different date, in which case as of such date) and (ii) the other representations and warranties of Parent and the Merger Subs set forth in Article IV shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of a different date, in which case as of such earlier date), except with respect to this clause (ii) where the failure of such representations and warranties to be so true and correct (without regard to “materiality,” “Parent Material Adverse Effect” and similar qualifiers contained in such representations and warranties) has not had or would not, individually or in the aggregate, have a Parent Material Adverse Effect;

(b) Performance of Obligations of Parent and the Merger Subs. Parent and the Merger Subs shall have in all material respects (i) performed all obligations and (ii) complied with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time;

(c) No Parent Material Adverse Effect. Since the Original Agreement Date, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; and

(d) Closing Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by Parent’s Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.2(a) shall be true and correct in all respects (except for only de minimis inaccuracies) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of a different date, in which case as of such date), (ii) the representations and warranties of the Company set forth in Section 3.1 (other than the second sentence of Section 3.1(b)), Section 3.2 (other than Section 3.2(a)), Section 3.3(a), Section 3.23 and Section 3.25 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of a different date, in which case as of such date), and (iii) the other representations and warranties of the Company set forth in Article III shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of a different date, in which case as of such date), except with respect to this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to “materiality,” “Company Material Adverse Effect” and similar qualifiers contained in such representations and warranties) has not had or would not have, individually or in the aggregate, a Company Material Adverse Effect;

(b) Performance of Obligations of the Company. The Company shall have in all material respects (i) performed all obligations and (ii) complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time (without giving any effect to (A) any breach of, or action or inaction of the Company of which Parent had knowledge required under, Section 5.17, but for which Parent failed to deliver a Non-Cooperation Notice in accordance with Section 5.17 or (B) subclause (b) in the proviso to Section 5.1(b)(viii), which shall be disregarded for purposes of this Section 6.3(b));

(c) No Company Material Adverse Effect. Since the Original Agreement Date, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and

(d) Closing Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s Willful and Material Breach of any material provision of this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (except as otherwise provided below):

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Merger shall not have been consummated on or prior to 5:00 p.m., Eastern time, on October 19, 2021 (the “Original End Date”); provided that if on the Original End Date the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (in either case of Section 6.1(d) or Section 6.1(e), solely to the extent the matter giving rise to the failure of such condition is related to the approval under the HSR Act or under any other Antitrust Law specified in Section 6.1(e) of the Company Disclosure Letter) shall not have been satisfied, then such date shall automatically be extended, without any action on the part of any Party, to January 19, 2022 (the “First Extended End Date”); provided that, if on the First Extended End Date, the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (in either case of Section 6.1(d) or Section 6.1(e), solely to the extent the matter giving rise to the failure of such condition is related to the approval under the HSR Act or under any other Antitrust Law specified in Section 6.1(e) of the Company Disclosure Letter) shall not have been satisfied, but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on the First Extended End Date) or waived by all parties entitled to the benefit of such conditions, then such date shall automatically be extended, without any action on the part of any Party, to April 19, 2022 (the “Second Extended End Date”); provided that, if on the Second Extended End Date, the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (in either case of Section 6.1(d) or Section 6.1(e), solely to the extent the matter giving rise to the failure of such condition is related to the approval under the HSR Act or under any other Antitrust Law specified in Section 6.1(e) of the Company Disclosure Letter) shall not have been satisfied, but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on the Second Extended End Date) or waived by all parties entitled to the benefit of such conditions, then such date shall automatically be extended, without any action on the part of any Party, to July 19, 2022 (the “Third Extended End Date”) (the Original End Date, as such date may be extended to the First Extended End Date, the Second Extended End Date and the Third Extended End Date, as applicable, the “End Date”); provided that if the conditions to Closing set forth in Article VI are satisfied prior to the End Date (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on Closing Date), neither Parent nor the Company may terminate this Agreement pursuant to this Section 7.1(b) until the date that is 10 Business Days after the End Date; provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party if the failure of the Closing to occur by such date shall have resulted from a material breach by such Party of any representation, warranty, covenant or other agreement of such Party set forth in this Agreement;

(c) by either the Company or Parent, if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and nonappealable; provided that the party seeking to terminate the Agreement shall have used reasonable best efforts to prevent the entry of and to remove such relevant legal restraint in accordance with Section 5.7; provided, further, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a Party if such injunction was primarily due to a material breach by such Party of any representation, warranty, covenant or other agreement of such Party set forth in this Agreement;

(d) by either the Company or Parent, if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(e) by either the Company or Parent, if the Parent Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Stockholder Approval shall not have been obtained;

(f) by the Company, if Parent or the Merger Subs shall have breached or failed to perform any of its or their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent has not cured such breach or failure within 30 days after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b));

(g) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company has not cured such breach or failure within 30 days after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b));

(h) by Parent, prior to receipt of the Company Stockholder Approval, in the event of a Company Adverse Recommendation Change;

(i) by the Company, prior to receipt of the Parent Stockholder Approval, in the event of a Parent Adverse Recommendation Change;

(j) by Parent, at any time prior to receipt of the Parent Stockholder Approval, in order to enter into an agreement with respect to a Parent Superior Proposal pursuant to Section 5.5; provided, however, that Parent shall not terminate this Agreement pursuant to this paragraph, unless in advance of or concurrently with such termination Parent pays, or causes to be paid, the Parent Termination Fee as provided in Section 7.3; provided, further, that Parent has otherwise complied in all respects (other than de minimis noncompliance unrelated to such Parent Superior Proposal) with the provisions of Section 5.5 and Section 5.6; or

(k) by the Company, at any time prior to receipt of the Company Stockholder Approval, in order to enter into an agreement with respect to a Company Superior Proposal pursuant to Section 5.4; provided, however, that the Company shall not terminate this Agreement pursuant to this paragraph, unless in advance of or concurrently with such termination the Company pays, or causes to be paid, the Company Termination Fee as provided in Section 7.3; provided, further, that the Company has otherwise complied in all respects (other than de minimis noncompliance unrelated to such Company Superior Proposal) with the provisions of Section 5.4 and Section 5.6.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall terminate (except for the provisions of this Section 7.2, Section 7.3 and Article VIII), and there shall be no other liability on the part of the Company or Parent to the other except as provided in the Confidentiality Agreement and the provisions of this Section 7.2 and Section 7.3, and liability arising out of or the result of, fraud or any Willful and Material Breach of any covenant or agreement or Willful and Material Breach of any representation or warranty in this Agreement occurring prior to termination, in which case the aggrieved Party shall not be limited to Expense Payments or any fee payable pursuant to Section 7.3 and shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Termination Fee; Expenses.

(a) If this Agreement is terminated:

(i) by Parent pursuant to Section 7.1(h) in the event of a Company Adverse Recommendation Change;

(ii) by the Company pursuant to Section 7.1(k); or

(iii) (A) by the Company or Parent pursuant to Section 7.1(d), (B) if a Company Takeover Proposal shall have been publicly announced or shall have become publicly known and shall not have been publicly withdrawn by a date that is at least 15 Business Days prior to the Company Stockholders’ Meeting and (C) within 12 months of the termination of this Agreement, the Company or any of its Subsidiaries enters into a definitive agreement with a third party with respect to or consummates a transaction that is a Company Takeover Proposal with a third party;

then the Company shall pay to Parent the Company Termination Fee by wire transfer (to an account designated by Parent) in immediately available funds in the case of clause (i), within two Business Days of such termination, or, in the case of clause (ii), at or prior to such termination, or, in the case of clause (iii), upon the earlier of the entry into a definitive agreement with respect to the transactions contemplated by such Company Takeover Proposal and the consummation of such transactions (it being understood that, for purposes of this Section 7.3(a), each reference to “15%” in the definition of “Company Takeover Proposal” in Section 8.15(b) shall be deemed to be a reference to “50.1%”).

(b) If this Agreement is terminated:

(i) by the Company pursuant to Section 7.1(i) in the event of a Parent Adverse Recommendation Change;

(ii) by Parent pursuant to Section 7.1(j); or

(iii) (A) by the Company or Parent pursuant to Section 7.1(e), (B) if a Parent Takeover Proposal shall have been publicly announced or shall have become publicly known and shall not have been publicly withdrawn by a date that is at least 15 Business Days prior to the Parent Stockholders’ Meeting and (C) within 12 months of the termination of this Agreement, Parent or any of its Subsidiaries enters into a definitive agreement with a third party with respect to or consummates a transaction that is a Parent Takeover Proposal with a third party;

then Parent shall pay to the Company the Parent Termination Fee by wire transfer (to an account designated by the Company) in immediately available funds in the case of clause (i), within two Business Days of such termination, or, in the case of clause (ii), at or prior to such termination, or, in the case of clause (iii), upon the earlier of the entry into a definitive agreement with respect to the transactions contemplated by such Parent Takeover Proposal and the consummation of such transactions (it being understood that, for purposes of this Section 7.3(b), each reference to “15%” in the definition of “Parent Takeover Proposal” in Section 8.15(b) shall be deemed to be a reference to “50.1%”).

(c) If this Agreement is terminated:

(i) (A) by Parent or the Company pursuant to (x) Section 7.1(b) if, at the time of such termination, the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (in either case of Section 6.1(d) or Section 6.1(e), solely to the extent the matter giving rise to the failure of such condition is related only to the approval under an Antitrust Law of a Chinese Governmental Entity and no other Antitrust Law or other Law) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on, shall have been satisfied or waived, on the date of such termination), or (y) Section 7.1(c) (solely to the extent an injunction shall have been entered by a Chinese Governmental Entity (and no other Governmental Entity) pursuant to an Antitrust Law permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and nonappealable), and (B) the Company has complied, in all material respects, with its covenants and agreements set forth in Section 5.7 (without giving any effect to any breach of, or action or inaction of the Company of which Parent had knowledge required under, Section 5.7, but failed to provide prompt notice in accordance with Section 5.7);

then Parent shall pay to the Company the Parent China Regulatory Termination Fee by wire transfer (to an account designated by the Company) in immediately available funds within two Business Days of such termination.

(d) Expense Payments.

(i) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(d), the Company shall pay Parent $25,000,000 as payment for Parent’s costs and expenses in connection with this Agreement (the “Parent Expense Payment”) by wire transfer (to an account designated in writing by Parent) in immediately available funds within two Business Days after such termination.

(ii) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(e), Parent shall pay the Company $25,000,000 as payment for the Company’s costs and expenses in connection with this Agreement (the “Company Expense Payment,” and together with the Parent Expense Payment, the “Expense Payments”) by wire transfer (to an account designated in writing by the Company) in immediately available funds within two Business Days after such termination.

(e) “Parent Termination Fee” shall be an amount equal to $337,700,000. “Parent China Regulatory Termination Fee” shall be an amount equal to $500,000,000. “Company Termination Fee” shall be an amount equal to $217,600,000.

(f) The payment of the Parent Termination Fee, the Parent China Regulatory Termination Fee, the Company Termination Fee, as applicable (in each case, a “Termination Fee Payment”) and the Expense Payments shall be compensation and liquidated damages for the loss suffered by the Company or Parent, as applicable, as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances and neither Party shall have any other liability to the other after the payment of such Termination Fee Payment or Expense Payment, except in the case of fraud or a Willful and Material Breach. Notwithstanding anything to the contrary in this Agreement, if the Termination Fee Payment shall become due and payable in accordance with Section 7.3(a), Section 7.3(b), Section 7.3(c) or Section 7.3(d), as applicable, from and after such termination and payment of the Termination Fee Payment pursuant to and in accordance with Section 7.3(a), Section 7.3(b), Section 7.3(c), or Section 7.3(d), as applicable, the paying Party shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under Section 7.3(a), Section 7.3(b), Section 7.3(c) or Section 7.3(d), as applicable, except in the case of fraud or a Willful and Material Breach. Each of the Parties acknowledges that the Termination Fee Payment and Expense Payments are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such Termination Fee Payment and/or Expense Payment is due and payable and which do not involve fraud or Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall any Party be entitled to more than one payment of the Termination Fee Payment in connection with a termination of this Agreement pursuant to which the Termination Fee Payment is payable, and if the Termination Fee Payment is payable at such time as the receiving Party has already received payment or concurrently receives payment from the paying Party in respect of the Parent Expense Payment or the Company Expense Payment, as applicable, the amount of such Parent Expense Payment or the Company Expense Payment actually received by Parent or the Company, as applicable, shall be deducted from the Termination Fee Payment due and payable to such Party. Without limiting Section 8.13, the Parent Termination Fee and the Parent China Regulatory Termination Fee shall be the sole and exclusive remedies of the Company against the Financing Sources under this Agreement or in connection with the transactions contemplated hereby.

(g) Each of the Company, Parent and the Merger Subs acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and the Merger Subs would not enter into this Agreement. Accordingly, if a Party fails to pay in a timely manner any amount due pursuant to this Section 7.3, then such Party shall reimburse the other Party for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Actions commenced and pay interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or which otherwise expressly by their terms survive termination of this Agreement or the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, the Original Agreement, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such expenses.

Section 8.3 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties, it being understood and agreed that all Parties hereto need not sign the same counterpart. Until and unless each Party has received a counterpart hereof signed by each other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (“Relevant Matters”), shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Notwithstanding anything herein to the contrary, each of the Parties agrees that any right or obligation with respect to any Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, and any claim, controversy, dispute, suit, action or proceeding relating thereto or arising thereunder, shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

Section 8.5 Jurisdiction; Specific Enforcement.

(a) The Parties agree that irreparable damage would occur (for which monetary damages, even if available, would not be an adequate remedy) in the event that any of the provisions of this Agreement were not performed (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement), or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the Company seeking to cause Parent to comply with its obligations pursuant to Section 5.17(a)) exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. The Parties further agree that no Party to this Agreement shall be required to obtain, secure, furnish or post any bond, security or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, securing, furnishing or posting of any such bond, security or similar instrument. In addition, each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns or any other Relevant Matter, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement or any other Relevant Matter in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement or any other Relevant Matter, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of Parent, the Merger Subs and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the fullest extent permitted by applicable Law, each of the Parties hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law.

(b) Notwithstanding anything herein to the contrary, each of the Parties agrees that it will not bring or support any legal action or proceeding, whether in Law or in equity, whether in contract or in tort or otherwise against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York or, if under applicable law jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING (WHETHER AT LAW, IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OTHER RELEVANT MATTER (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE).

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the Party to be notified; (b) when received when sent by email by the Party to be notified; provided, however, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving Party delivers a written confirmation of receipt for such notice either by email or any other method described in this Section 8.7 or (c) when delivered by a courier (with confirmation of delivery); in each case to the Party to be notified at the following address:

To Parent or the Merger Subs:

Lumentum Holdings Inc.
1001 Ridder Park Drive
San Jose, CA 95131
Email: lumentumlegal@lumentum.com
Attention: Judy Hamel

with copies to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza, Spear Tower, Suite 3300
San Francisco, CA 94105
Email: rishii@wsgr.com
rich.mullen@wsgr.com
Attention: Robert T. Ishii
Rich Mullen

To the Company:

Coherent, Inc.
5100 Patrick Henry Drive
Santa Clara, CA 95054
Email: kevin.palatnik@coherent.com
bret.dimarco@coherent.com
Attention: Kevin Palatnik
Bret DiMarco

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301
Email: mike.ringler@skadden.com
sonia.nijjar@skadden.com
Attention: Michael S. Ringler
Sonia K. Nijjar

or to such other address as any Party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered; provided that any notice received by electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day. Any Party to this Agreement may notify, in accordance with the procedures set forth in this Section 8.7, any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is properly given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties without the prior written consent of the other Parties; provided, however, that Parent may assign its rights under this Agreement to the Financing Sources as collateral security. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.9 Severability. Any term, covenant, restriction or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms, covenants, restrictions and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement, together with the exhibits hereto, schedules hereto and the Confidentiality Agreement, constitute the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, or among any of them, with respect to the subject matter hereof and thereof, including the Original Agreement, and, subject to Section 8.13, this Agreement is not intended to grant standing to any person other than the Parties.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by a duly authorized representative of each of the Company, Parent and the Merger Subs; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of Nasdaq require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any Party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding anything to the contrary contained herein, Section 7.3(f), Section 8.4, Section 8.5(b), Section 8.6, Section 8.8, this Section 8.11 and Section 8.13 may not be amended, supplemented, waived or otherwise modified in a manner materially adverse to any Financing Source without the prior written consent of such Financing Source.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries; Liability of Financing Sources. Each of Parent, the Merger Subs and the Company agrees that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, other than:

(a) after the Effective Time, with respect to the provisions of Section 5.10, which shall inure to the benefit of the persons or entities benefitting therefrom who are intended to be third-party beneficiaries thereof;

(b) after the Effective Time, the rights of the holders of Company Common Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement; and

(c) after the Effective Time, the rights of the holders of Company RSUs to receive the Converted RSUs, as contemplated by the applicable provisions of Section 2.4, in accordance with the terms and conditions of this Agreement;

provided that the Financing Sources shall be express third-party beneficiaries of Section 7.3(f), Section 8.4, Section 8.5(b), Section 8.6, Section 8.8, Section 8.11 and this Section 8.13, and each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections. Notwithstanding anything to the contrary contained herein, the Company agrees (on behalf of itself and its Affiliates and each officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative thereof) that (i) it shall not have any rights or claims against any Financing Source of Parent in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, (ii) it will not bring or support any suit, action or proceeding against any Financing Source of Parent in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, and (iii) no Financing Source shall have any liability for any claims or damages to the Company in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby; provided that following consummation of the Merger, the foregoing will not limit the rights of the parties to any Financing Agreement. Nothing in this Section 8.13 shall in any way limit or qualify the obligations and liabilities of the parties to the Debt Financing Commitment to each other or in connection therewith.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to March 9, 2021, unless the context requires otherwise; provided, that for the avoidance of doubt, the phrases “date of the Agreement,” “date hereof” and similar phrases that are used in the Company Disclosure Letter or the Parent Disclosure Letter are deemed to be references to the Original Agreement Date, and any disclosures or exceptions included or referenced in the Company Disclosure Letter or the Parent Disclosure Letter are intended to be and are disclosures and exceptions against and to the representations, warranties, covenants and agreements contained in this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

Section 8.15 Definitions.

(a) General Definitions. References in this Agreement to “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a) of the Parent Disclosure Letter and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a) of the Company Disclosure Letter.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “Affiliate” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise.

(ii) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other antitrust or other competition Laws of jurisdictions other than the United States and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition and any investment laws relating to foreign ownership and all investment laws relating to foreign ownership.

(iii) “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in the County of New York, New York are authorized or required by applicable Law to be closed.

(iv) “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(v) “Company Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (in each case, whether or not such plan is subject to ERISA) and each other plan, policy, agreement or arrangement (whether written or oral) relating to stock options, stock purchases, stock awards, deferred compensation, bonus, severance, retention, employment, change of control, fringe benefits, supplemental benefits or other employee benefits, in each case, sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or its Subsidiaries, for the benefit of current or former employees, officers, directors or consultants of the Company or its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability, other than any Multiemployer Plan and other than any such benefit, plan, policy, agreement or arrangement if and to the extent required to be provided, maintained or contributed to under applicable Law.

(vi) “Company COVID Action” means any reasonable action taken or omitted to be taken after the Original Agreement Date that the Company reasonably determines to be necessary or prudent for the Company or its Subsidiaries to take in connection with or in response to COVID-19, including the establishment of any policy, procedure or protocol, in each case in connection with or in response to: (A) events surrounding any pandemic or public health emergency caused by COVID-19; (B) reinitiating operation of all or a portion of the Company’s and its Subsidiaries’ respective businesses; (C) mitigating the effects of such events, pandemic or public health emergency on the business of one or more of the Company and its Subsidiaries; or (D) protecting the health and safety of customers, employees and other business relationships and ensuring compliance with any legal requirements.

(vii) “Company Intervening Event” means any material event or development or material change in circumstances first occurring or arising after the date of this Agreement and prior to the Company Stockholder Approval if and only if such event, development or change in circumstances was neither known by the Company Board or those individuals listed on Section 8.15(a) of the Company Disclosure Letter nor reasonably foreseeable by such persons as of or prior to the date of this Agreement; provided that in no event shall the following events, developments or changes in circumstances constitute a Company Intervening Event: (A) events, developments or changes that involve or relate to a Company Takeover Proposal (which matters shall be addressed by and subject to Section 5.4(b)); or (B) the fact in and of itself that the Company or Parent meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period; provided that the exceptions in clause (B) shall not exclude any event, development or change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed such projections, forecasts or predictions.

(viii) “Company Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing (an “Effect”) that individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that the term Company Material Adverse Effect will not include any Effect to the extent resulting from or arising out of:

(A) changes after the Original Agreement Date in general business, economic or market conditions in the United States or elsewhere in the world (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in the United States or foreign securities or credit markets), changes in political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Entity, or any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, in each case generally affecting the industries in which the Company and its Subsidiaries operate;

(B) any changes or developments generally in the industries in which the Company or any of its Subsidiaries are expected to conduct their business from and after the Closing;

(C) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (provided, however, that the exceptions in this clause (C) shall not apply to any representation or warranty contained in Section 3.3(a) or Section 3.3(c)(i) to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement);

(D) any taking of any action or failure to take an action at the request of Parent or its Affiliates or which is required by the terms of this Agreement;

(E) changes in applicable Law, GAAP or accounting standards;

(F) floods, hurricanes, tornados, earthquakes, fires or other natural disasters;

(G) national or international disasters, acts of God, sabotage, calamities, emergencies, or any escalation or worsening thereof, whether or not occurring or commenced before the Original Agreement Date;

(H) any epidemic, pandemic or disease outbreak (including COVID-19) and any political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization, “sheltering in place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law (including COVID-19 Measures), directive, pronouncement or guideline or interpretation thereof, or the action of any third party arising out of or relating to any of the foregoing, in each case, following the Original Agreement Date or any material worsening of such conditions threatened or existing as of the Original Agreement Date;

(I) any Actions arising from allegations of breach of fiduciary duty or otherwise relating to this Agreement or the transactions contemplated hereby; or

(J) failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect);

except, in each case with respect to clauses (A), (B), (E), (F), (G) and (H), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries are expected to operate from and after the Closing.

(ix) “Company RSU” means a restricted stock unit covering shares of Company Common Stock, including any restricted stock units subject to performance-vesting goals or metrics.

(x) “Company Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal received after the date of this Agreement (A) that did not result from a material breach (or a deemed material breach) of Section 5.4 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.4 of the Original Agreement), (B) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 50.1% of the outstanding Company Common Stock or more than 50.1% of the assets or revenues of the Company and its Subsidiaries, taken as a whole, (C) that the Company Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal, and (D) that the Company Board determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal, and all financial, legal, regulatory, timing and other aspects of such Company Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement), is more favorable to the stockholders of the Company from a financial point of view than the transaction contemplated by this Agreement.

(xi) “Company Takeover Proposal” means (A) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries whose assets, taken together, constitute 15% or more of the Company’s consolidated assets, (B) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company or (C) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of the Company, in each case, other than the Merger.

(xii) “Compliant” means, with respect to the Required Financial Information, that: (i) such Required Financial Information does not contain any untrue statement of a material fact regarding the Company and/or its Subsidiaries, or omit to state any material fact regarding the Company and/or its Subsidiaries necessary in order to make such Required Financial Information not misleading in light of the circumstances under which they were made; and (ii) with respect to any financial statements required to be delivered pursuant to the definition of Required Financial Information, (a) the Company’s independent auditors shall not have withdrawn any audit opinion with respect to any such audited financial statements (unless a new unqualified audit opinion has been received in respect thereof from such auditors or another nationally recognized independent registered accounting firm) and (b) the Company shall not have been informed by its independent auditors that it is required to restate, and the Company has not restated, any financial statements required to be delivered pursuant to the definition of Required Financial Information (and is not actively considering any such restatements); provided that such Required Financial Information shall be deemed Compliant if and when (x) any such restatement has been completed by the Company and updated financial statements delivered pursuant to the delivery of the Required Financial Information or (y) the Company’s independent auditors inform the Company that no such restatement is needed.

(xiii) “Contract” means, with respect to a person, any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written, that is binding on such person under applicable Law.

(xiv) “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA or (C) under Sections 412, 430 or 4971 of the Code.

(xv) “COVID-19” means SARS-CoV-2 or COVID-19, and all evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

(xvi) “COVID-19 Measures” means any legally binding quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, order or directive by any Governmental Entity in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

(xvii) “Director RSU” means a Company RSU granted to a non-employee member of the Company Board.

(xviii) “Environmental Law” means any Law in effect prior to or as of the Original Agreement Date relating to pollution or protection of the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), natural resources, endangered or threatened species, human health or safety (as it relates to exposure to Hazardous Materials), or that prohibits, regulates or controls any Hazardous Material or any products containing any Hazardous Material, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 121 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Oil Pollution Act of 1990, the European Union (“EU”) Directive 2012/19/EU on waste electrical and electronic equipment, the EU Directive 2011/65/EU on the restriction on the use of certain hazardous substances, the Administrative Measures on the Control of Pollution Caused by Electronic Information Products, and the European Commission Regulation 1907/2006, and analogous foreign, provincial, state and local Laws.

(xix) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(xx) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(xxi) “ESPP” means the Company’s Employee Stock Purchase Plan, as amended and restated as of February 28, 2012.

(xxii) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and all regulations and rules issued thereunder, or any successor Law.

(xxiii) “Exchange Ratio” means 1.0109 shares of Parent Common Stock.

(xxiv) “Excluded Information” means (A) “segment reporting” (to the extent not required in SEC filings) and financial statements and data that would be required by Rule 3-05 (unless previously filed by the Company with the SEC), 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, (B) information regarding officers or directors prior to consummation of the Merger (except information if any of such persons will remain officers, directors or managers after consummation of the Merger), executive compensation and related party disclosure (unless the Company or any of its Subsidiaries was party to any such related party transactions prior to consummation of the Merger and such transactions will continue in place after consummation of the Merger) or any Compensation Discussion and Analysis or information required by Item 302 (to the extent not so provided in SEC filings) or 402 of Regulation S-K under the Securities Act and any other information that would be required by Part III of Form 10-K (except to the extent previously filed with the SEC and except any information relating to persons who will remain officers, directors or managers after consummation of the Merger), (C) any description of all or any component of the Financing, including any such description to be included in liquidity and capital resources disclosure or in any “description of notes” or “description of other indebtedness” section, or other information customarily provided by the Financing Sources or their counsel, (D) risk factors relating to all or any component of the Financing, (E) information regarding affiliate transactions that may exist following consummation of the Merger (unless the Company or any of its Subsidiaries was party to any such transactions prior to consummation of the Merger), (F) information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments (excluding information that is historical financial information of the Company), it being understood that Parent, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments, (G) information that is not available to the Company without undue effort or expense and (H) in addition, in the case of a Rule 144A financing, other information customarily excluded from a Rule 144A offering memorandum.

(xxv) “Financing Agreement” means any credit agreement, note or similar agreement, in each case, evidencing or relating to indebtedness to be incurred in connection with the Debt Financing.

(xxvi) “Financing Sources” means the persons (other than Parent or any Affiliate of Parent) that have committed to provide or have otherwise entered into agreements in connection with any of the Debt Financing and any joinder agreements, credit agreements or other definitive agreements entered into pursuant thereto or relating thereto, and any arrangers or administrative agents in connection with the Debt Financing (including, but not limited to, the Commitment Parties), together with their current and future Affiliates and their and such Affiliates’ officers, directors, employees, attorneys, partners, controlling parties, advisors, members, managers, accountants, consultants, agents and representatives and funding sources of each of the foregoing involved in any of the Debt Financing and their successors and assigns.

(xxvii) “Government Contract” means any prime contract, subcontract, blanket purchase agreement, reseller agreement, task, purchase, or delivery order that is (a) between the Company and the U.S. Government or any Governmental Entity or (b) entered into by the Company as a subcontractor (at any tier) to provide supplies or services in connection with a Contract between another entity and a Governmental Entity.

(xxviii) “Hazardous Materials” means any substance, waste, liquid or gaseous or solid matter for which liability or standards of conduct may be imposed, or which is or is deemed to be hazardous, hazardous waste, solid or liquid waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination, in each case regulated by, or otherwise subject to, any Environmental Laws.

(xxix) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(xxx) “Immaterial License” means, with respect to a Party, any (a) permitted use right to confidential information in a nondisclosure agreement; (b) license, assignment, covenant not to sue, or waiver of rights granted by any current and former employees, consultants or contractors of such Party or its Subsidiaries for the benefit of such Party or its Subsidiaries; (c) rights granted under any customer agreement in the Ordinary Course of Business; or (d) any non-exclusive license that is not material to the business of such Party or its Subsidiaries and is merely incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, such as: (w) sales or marketing or similar Contract that includes a license to use the trademarks of such Party or its Subsidiaries for the purposes of promoting the goods or services of such Party or its Subsidiaries; (x) vendor Contract that includes permission for the vendor to identify such Party or its Subsidiary as a customer of the vendor; (y) Contract to purchase or lease equipment or materials, such as a photocopier, computer or mobile phone that also contains a license of Intellectual Property; or (z) license for the use of computer software that is preconfigured, preinstalled or embedded on hardware or other equipment.

(xxxi) “Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered: (i) patents, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interpretations thereof); (ii) trademarks, service marks, trade dress, trade names, taglines, brand names, logos and corporate names and all goodwill related thereto; (iii) copyrights, mask works and designs; (iv) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights; (v) proprietary rights in computer software programs, including all source code, object code, specifications, designs and documentation related thereto; and (vi) domain names and internet addresses.

(xxxii) “IRS” means the Internal Revenue Service of the United States.

(xxxiii) “Material Government Contract” means any Government Contract for which: (i) the total contract value, in the aggregate (including the exercise of any options), is $3,000,000 or greater and for which the original contract was executed since January 1, 2018 through the Original Agreement Date, and which either (a) is with respect to or involves the direct or indirect provision of any goods or services to any intelligence, defense or military branch of any U.S. Governmental Entity or (b) to the knowledge of the Company, involves the direct or indirect provision of any Defense Article or Defense Service as defined in 22 C.F.R. 120.6 and 22 C.F.R. 120.9 to an end-user that is an intelligence, defense, or military branch of a non-U.S. Governmental Entity as determined by relevant end-user statement on applicable license or authorization or equivalent requirements in the jurisdiction from which the goods or services are provided; (ii) the total contract value, in the aggregate (including the exercise of any options) is $5,000,000 or greater; or (iii) any security clearance or similar authorization is required, including due to the classified or secret nature of such work.

(xxxiv) “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(xxxv) “Multiple Employer Plan” means a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(xxxvi) “Nasdaq” means the Nasdaq Global Select Market.

(xxxvii) “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

(xxxviii) “Ordinary Course of Business” shall describe any action taken by a person if such action is (A) consistent with such person’s past practices and/or is taken in the ordinary course of such person’s normal day-to-day operations, (B) in the case of an action taken by the Company or any of its Subsidiaries, a Company COVID Action and (C) in the case of an action taken by Parent or any of its Subsidiaries, a Parent COVID Action.

(xxxix) “Parent Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (in each case, whether or not such plan is subject to ERISA), and each other plan, policy, agreement or arrangement (whether written or oral) relating to stock options, stock purchases, stock awards, deferred compensation, bonus, severance, retention, employment, change of control, fringe benefits, supplemental benefits or other employee benefits, in each case, sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by Parent or its Subsidiaries, for the benefit of current or former employees, officers, directors or consultants of Parent or its Subsidiaries or with respect to which Parent or any of its Subsidiaries has any liability, other than any Multiemployer Plan and other than any such benefit, plan, policy, agreement or arrangement if and to the extent required to be provided, maintained or contributed to under applicable Law.

(xl) “Parent Common Stock VWAP” means the volume weighted average price of a share of Parent Common Stock for a 10 trading day period, starting with the opening of trading on the 11th trading day prior to the Closing Date to the closing of trading on the second to last trading day prior to the Closing Date, as reported by Bloomberg.

(xli) “Parent COVID Action” means any reasonable action taken or omitted to be taken after the Original Agreement Date that Parent reasonably determines to be necessary or prudent for Parent or its Subsidiaries to take in connection with or in response to COVID-19, including the establishment of any policy, procedure or protocol, in each case in connection with or in response to: (A) events surrounding any pandemic or public health emergency caused by COVID-19; (B) reinitiating operation of all or a portion of Parent’s and its Subsidiaries’ respective businesses; (C) mitigating the effects of such events, pandemic or public health emergency on the business of one or more of Parent and its Subsidiaries; or (D) protecting the health and safety of customers, employees and other business relationships and ensuring compliance with any legal requirements.

(xlii) “Parent Intervening Event” means any material event or development or material change in circumstances first occurring or arising after the date of this Agreement and prior to the Parent Stockholder Approval if and only if such event, development or change in circumstances was neither known by the Parent Board or those individuals listed on Section 8.15(a) of the Parent Disclosure Letter nor reasonably foreseeable by such persons as of or prior to the date of this Agreement; provided that in no event shall the following events, developments or changes in circumstances constitute a Company Intervening Event: (A) events, developments, or changes that involve or relate to a Parent Takeover Proposal (which matters shall be addressed by and subject to Section 5.5(b)); or (B) the fact in and of itself that the

Company or Parent meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period; provided that the exceptions in clause (B) shall not exclude any event, development or change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed such projections, forecasts or predictions.

(xliii) “Parent Material Adverse Effect” means an Effect that individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided that the term Parent Material Adverse Effect will not include any Effect to the extent resulting from or arising out of:

(A) changes after the Original Agreement Date in general business, economic or market conditions in the United States or elsewhere in the world (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in the United States or foreign securities or credit markets), changes in political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Entity, or any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, in each case generally affecting the industries in which Parent and its Subsidiaries operate;

(B) any changes or developments generally in the industries in which Parent or any of its Subsidiaries are expected to conduct their business from and after the Closing;

(C) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (provided, however, that the exceptions in this clause (C) shall not apply to any representation or warranty contained in Section 4.3(a) or Section 4.3(d)(i) to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement);

(D) any taking of any action or failure to take an action at the request of the Company or its Affiliates or which is required by the terms of this Agreement;

(E) changes in applicable Law, GAAP or accounting standards;

(F) floods, hurricanes, tornados, earthquakes, fires or other natural disasters;

(G) national or international disasters, acts of God, sabotage, calamities, emergencies, or any escalation or worsening thereof, whether or not occurring or commenced before the Original Agreement Date;

(H) any epidemic, pandemic or disease outbreak (including COVID-19) and any political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization, “sheltering in place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law (including COVID-19 Measures), directive, pronouncement or guideline or interpretation thereof, or the action of any third party arising out of or relating to any of the foregoing, in each case, following the Original Agreement Date or any material worsening of such conditions threatened or existing as of the Original Agreement Date;

(I) any Actions arising from allegations of breach of fiduciary duty or otherwise relating to this Agreement or the transactions contemplated hereby; or

(J) failure by Parent to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect);

except, in each case with respect to clauses (A), (B), (E), (F), (G) and (H), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries are expected to operate from and after the Closing.

(xliv) “Parent RSU” means a restricted stock unit covering shares of Parent Common Stock, including any restricted stock units subject to performance-vesting goals or metrics.

(xlv) “Parent Superior Proposal” means a bona fide, unsolicited written Parent Takeover Proposal received after the date of this Agreement (A) that did not result from a material breach (or a deemed material breach) of Section 5.5 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.5 of the Original Agreement), (B) that if consummated would result in a third party (or in the case of a direct merger between such third party and Parent, the stockholders of such third party) acquiring, directly or indirectly, more than 50.1% of the outstanding Parent Common Stock or more than 50.1% of the assets or revenues of Parent and its Subsidiaries, taken as a whole, (C) that the Parent Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the person making such Parent Takeover Proposal, and (D) that the Parent Board determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by the Company in response to such Parent Takeover Proposal, and all financial, legal, regulatory, timing and other aspects of such Parent Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement), is more favorable to the stockholders of Parent from a financial point of view than the transaction contemplated by this Agreement.

(xlvi) “Parent Takeover Proposal” means (A) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving Parent or any of its Subsidiaries whose assets, taken together, constitute 15% or more of Parent’s consolidated assets, (B) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Parent Common Stock or securities of Parent representing more than 15% of the voting power of Parent or (C) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of Parent), directly or indirectly, in one or more transactions, assets or businesses of Parent or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of Parent, in each case, other than the Merger.

(xlvii) “Permit” means a franchise, license, permit, authorization, variance, exemption, order, registration, clearance or approval of a Governmental Entity.

(xlviii) “Permitted Lien” means (A) any Lien for Taxes not yet due or, if due, not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the Ordinary Course of Business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to Real Property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among the Company and its wholly owned (direct or indirect) Subsidiaries, the Company Credit Agreement, or any other existing indebtedness of the Company or its Subsidiaries, (F) Real Property easements, rights-of-way, leases, encroachments, restrictions, rights, servitudes, encumbrances, conditions or imperfections of title or other matters of a similar nature and other similar Liens, which, individually and in the aggregate, do not materially impair the present use of the Real Property or otherwise materially impair the present business operations at the Real Property, (G) purchase money Liens or Liens under capital lease arrangements, (H) licenses of Intellectual Property, (I) Liens disclosed in the Company Financial Statements or in the Parent Financial Statements, as applicable, or (J) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby.

(xlix) “Personal Data” shall mean any information about an identifiable natural person that is defined as “personal data,” “personally identifiable information,” “biometric information,” “nonpublic personal information,” “protected health information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law relating to privacy, data protection, or information security.

(l) “Real Property” means any lands, buildings, structures and other improvements, together with all fixtures attached or appurtenant to the foregoing, and all easements, covenants, hereditaments and appurtenances that benefit the foregoing.

(li) “Subsidiary” means, with respect to any person, any corporation, partnership, association, trust or other form of legal entity of which (A) fifty percent (50%) or more of the voting power of the outstanding voting securities are directly or indirectly owned by such person or (B) such person or any Subsidiary of such person is a general partner.

(lii) “Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including DGCL 203).

(liii) “Tax” or “Taxes” means any and all U.S. federal, state, local or non-U.S. taxes, imposts, levies, duties, fees or other similar governmental assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, escheat, customs duties and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto.

(liv) “Tax Return” means any report, return, refund, claim, election, statement, estimate, disclosure, document, declaration or information report or return filed or required to be filed with or supplied or required to be supplied to a Taxing Authority (including any amendments thereto and including any attachment, schedule or statement thereto).

(lv) “Taxing Authority” means any Governmental Entity exercising any authority to determine, impose, regulate, collect, levy, assess, enforce or administer any Tax.

(lvi) “Top Company Customer” means one of the 14 largest customers and resellers of the Company and its Subsidiaries by revenue for the fiscal year ended October 3, 2020.

(lvii) “Top Company Vendor” means one of the 10 largest vendors, suppliers and third-party service providers to the Company and its Subsidiaries by expenditure for the fiscal year ended October 3, 2020.

(lviii) “Top Parent Customer” means one of the 14 largest customers and resellers of Parent and its Subsidiaries by revenue for the fiscal year ended June 27, 2020.

(lix) “Willful and Material Breach” means a material breach that is a consequence of an act undertaken or failure to act by the breaching party with knowledge that the taking of or failure to take such act would cause a material breach of this Agreement. Notwithstanding the foregoing, a Party’s failure to consummate the Closing when required pursuant to Section 1.2 shall be a Willful and Material Breach of this Agreement.

(c) Each of the following terms is defined in the Section set forth opposite such term:

Action	Section 5.10(b)
Additional Indebtedness	Section 5.15(a)
Additional Indebtedness Date	Section 5.15(a)
Agreement	Preamble
Anti-Corruption Laws	Section 3.14(a)
BofA	Section 3.23
Book-Entry Shares	Section 2.1(a)(iii)
Cancelled Shares	Section 2.1(a)(ii)
Cash Consideration	Section 2.1(a)(iii)
Certificate	Section 2.1(a)(iii)
Certificate of Merger	Section 1.3
Chinese Governmental Entity	Section 5.7(c)
CIC Plan	Section 2.4(c)
Closing	Section 1.2
Closing Date	Section 1.2
Closing Date Indebtedness	Section 5.15(a)
Combined Non-Laser China Business	Section 5.7(c)
Commitment Parties	Section 4.27(a)
Company	Preamble
Company Acceptable Confidentiality Agreement	Section 5.4(c)
Company Adverse Recommendation Change	Section 5.4(e)
Company Approvals	Section 3.3(b)
Company Board	Recitals
Company Bylaws	Section 1.5
Company Capitalization Date	Section 3.2(a)
Company Certificate	Section 1.5
Company Common Stock	Section 3.2(a)
Company Credit Agreement	Section 5.15(a)
Company Credit Documents	Section 5.15(a)
Company Data Processors	Section 3.8(c)
Company Designee	Section 1.7
Company Disclosure Letter	Article III

Company Expense Payment	Section 7.3(d)(ii)
Company Financial Advisors	Section 3.23
Company Financial Statements	Section 3.4(b)
Company Indebtedness Payoff	Section 5.15(a)
Company Insurance Policy	Section 3.18
Company Leased Real Property	Section 3.17(a)
Company Material Contract	Section 3.19(a)
Company Organizational Documents	Section 3.1(c)
Company Owned IP	Section 3.20(a)
Company Owned Real Property	Section 3.17(a)
Company Permits	Section 3.8(b)
Company Qualified Plans	Section 5.16(g)
Company Qualifying Amendment	Section 5.6(a)
Company Real Property Leases	Section 3.17(a)
Company Recommendation	Section 3.3(a)
Company SEC Documents	Section 3.4(a)
Company Stockholder Advisory Vote	Section 3.3(a)
Company Stockholder Approval	Section 3.3(a)
Company Stockholders’ Meeting	Section 5.6(c)
Company Subleased Real Property	Section 3.17(b)
Company Subleases	Section 3.17(b)
Company Termination Fee	Section 7.3(e)
Confidentiality Agreement	Section 5.3(b)
Consent	Section 3.3(b)
Continuation Period	Section 5.16(a)
Continuing Employee	Section 5.16(a)
Converted RSUs	Section 2.4(a)
Covered Continuing Employee	Section 2.4(c)
Credit Suisse	Section 3.23
D&O Insurance	Section 5.10(c)
Data Privacy Laws	Section 3.8(c)
Debt Commitment Letter	Section 4.27(a)
Debt Financing	Section 4.27(a)
Debt Financing Commitment	Section 4.27(a)
DGCL	Section 1.1
DGCL 203	Section 3.25
DGCL 262	Section 2.1(b)
Director RSU Consideration	Section 2.4(b)
Dissenting Shares	Section 2.1(b)
Effective Time	Section 1.3
End Date	Section 7.1(b)
Exchange Agent	Section 2.2
Exchange Fund	Section 2.3(a)
Expense Payments	Section 7.3(d)(ii)
Fee Letters	Section 4.27(a)
Filing	Section 3.3(b)
Financing	Section 5.17(b)(i)
First Extended End Date	Section 7.1(b)
Form S-4	Section 3.13
GAAP	Section 3.4(b)

Governmental Entity	Section 3.3(b)
Indemnified Party	Section 5.10(b)
IT Systems	Section 3.20(i)
Joint Proxy Statement/Prospectus	Section 3.13
Law	Section 3.8(a)
Laws	Section 3.8(a)
Letter of Transmittal	Section 2.3(b)
Lien	Section 3.3(c)
Maximum Amount	Section 5.10(c)
Merger	Recitals
Merger Consideration	Section 2.1(a)(iii)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mixed Use Element	Section 5.7(c)
Non-Cooperation Notice	Section 5.17(b)(iii)
Original Agreement	Recitals
Original Agreement Date	Preamble
Original End Date	Section 7.1(b)
Parent	Preamble
Parent Acceptable Confidentiality Agreement	Section 5.5(c)
Parent Adverse Recommendation Change	Section 5.5(e)
Parent Approvals	Section 4.3(c)
Parent Board	Recitals
Parent Capitalization Date	Section 4.2(a)
Parent China Regulatory Termination Fee	Section 7.3(e)
Parent Common Stock	Section 4.2(a)
Parent Data Processors	Section 4.9(c)
Parent Disclosure Letter	Article IV
Parent Expense Payment	Section 7.3(d)(i)
Parent Financial Advisor	Section 4.23
Parent Financial Statements	Section 4.5(b)
Parent Leased Real Property	Section 4.18(a)
Parent Option	Section 4.2(a)
Parent Organizational Documents	Section 4.1(c)
Parent Owned IP	Section 4.21(a)
Parent Owned Real Property	Section 4.18(a)
Parent Permits	Section 4.9(b)
Parent Preferred Stock	Section 4.2(a)
Parent Qualified Plan	Section 5.16(g)
Parent Qualifying Amendment	Section 5.6(a)
Parent Real Property Leases	Section 4.18(a)
Parent Recommendation	Section 4.3(a)
Parent SEC Documents	Section 4.5(a)
Parent Stockholder Approval	Section 4.3(a)
Parent Stockholders’ Meeting	Section 4.3(a)
Parent Sublease	Section 4.18(b)
Parent Termination Fee	Section 7.3(e)
Parent’s Lasers Business	Section 5.7(c)

Parties	Preamble
Party	Preamble
Pre-Closing Director	Section 5.17(b)(ii)
Qualifying Termination	Section 2.4(c)
Regulatory Approvals	Section 5.7(a)
Relevant Matters	Section 8.4
Remedies Exceptions	Section 3.3(a)
Representatives	Section 5.4(a)
Required Financial Information	Section 5.17(b)(i)(D)
Sarbanes-Oxley Act	Section 3.4(a)
SEC	Section 3.4(a)
Second Extended End Date	Section 7.1(b)
Securities Act	Section 3.3(b)
Share Issuance	Recitals
Surviving Corporation	Section 1.1
Termination Date	Section 5.1(a)
Termination Fee Payment	Section 7.3(f)
Third Extended End Date	Section 7.1(b)
Third-Party Consents	Section 5.7(f)
Transaction Litigation	Section 5.13
Warranties	Section 3.20(k)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

COHERENT, INC.

By:	/s/ Andy Mattes
Name: Andy Mattes
Title: President and Chief Executive Officer

LUMENTUM HOLDINGS INC.

By:	/s/ Alan S. Lowe
Name: Alan Lowe
Title: President and CEO

CHEETAH ACQUISITION SUB, INC.

By:	/s/ Alan S. Lowe
Name: Alan Lowe
Title: President and CEO

CHEETAH ACQUISITION SUB LLC

By:	/s/ Alan S. Lowe
Name: Alan Lowe
Title: President and Treasurer

[Signature Page to Amended and Restated Agreement and Plan of Merger]

Exhibit 10.1

DEUTSCHE BANK AG NEW YORK BRANCH

DEUTSCHE BANK SECURITIES INC.

60 Wall Street

New York, New York 10005

March 9, 2021

Lumentum Holdings Inc.

400 North McCarthy Boulevard

Milpitas, California 95035

Attention: Wajid Ali, Executive Vice President and Chief Financial Officer

Project Cheetah

Term Loan Facilities

Amended and Restated Commitment Letter

Ladies and Gentlemen:

Reference is made to that certain commitment letter (the “Original Commitment Letter”), dated January 18, 2021 (the “Original Signing Date”), among Deutsche Bank AG New York Branch (“DBNY”) and Deutsche Bank Securities Inc. (“DBSI” and, together with DBNY, collectively, the “Agents”, “DB”, “we” or “us”) and Lumentum Holdings Inc. (“you”), a Delaware corporation. This Commitment Letter (as defined below) amends and restates in its entirety the Original Commitment Letter.

You have advised us that you intend to consummate the Transaction (such term and each other capitalized term used but not defined herein having the meaning assigned to such term in the Transaction Description attached hereto as Exhibit A or in the Term Sheet or Summary of Conditions referred to below).

1.	Commitments.

In connection with the foregoing, DBNY is pleased to advise you of its commitment to provide 100% of the principal amount of the Initial Term Loan Facility, upon the terms set forth or referred to in this amended and restated commitment letter (together with the exhibits attached hereto, this “Commitment Letter”) and in the Summary of Principal Terms and Conditions for the Term Loan Facilities attached hereto as Exhibit B (the “Term Sheet”) and subject only to the conditions set forth in the Summary of Conditions Precedent attached hereto as Exhibit C (the “Summary of Conditions”).

2.	Titles and Roles.

You hereby appoint (a) DBSI to act, and DBSI hereby agrees to act, as sole lead book running manager and sole lead arranger for the Initial Term Loan Facility (in such capacity, the “Lead Arranger”) and (b) DBNY to act, and DBNY hereby agrees to act, as sole administrative agent and collateral agent for the Term Loan Facilities (in such capacity, the “Administrative Agent”), in each case upon the terms set forth or referred to in this Commitment Letter and subject only to the conditions set forth in the Summary of Conditions. Each of DBSI and DBNY will perform the duties and exercise the authority customarily performed and exercised by it in the foregoing roles. DBSI will have “left side” designation and shall appear on the top left of the cover page of any marketing materials for the Initial Term Loan Facility and will have all rights and responsibilities associated with such position and placement.

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3.	Syndication.

We intend, prior to and/or after the execution of definitive documentation for the Term Loan Facility (the “Term Loan Documentation”), to syndicate all or a portion of our commitments with respect to the Initial Term Loan Facility to a group of banks, financial institutions and other lenders (together with DBNY, the “Lenders”) identified by us in consultation with you pursuant to a syndication to be managed exclusively by the Lead Arranger, provided that we will not syndicate to (i) those persons identified by you by name in writing to us prior to the Original Signing Date or (ii) competitors of the Borrower, any of its subsidiaries or the Acquired Business that are identified by you by name in writing prior to the Original Signing Date (such persons, together with any person that is clearly identifiable as an affiliate of such person on the basis of its name, collectively, the “Disqualified Institutions”); provided, further, that the Borrower, upon reasonable written notice to the Lead Arranger after the Original Signing Date (or, after the Closing Date, the Administrative Agent), shall be permitted to supplement in writing the list of persons that are Disqualified Institutions to the extent such supplemented person is or becomes a bona fide competitor of the Borrower, its subsidiaries and the Acquired Business; provided however, that such supplementation shall not apply retroactively to disqualify any parties that have previously acquired an assignment or participation interest in the Term Loans; and provided, further, that a competitor or an affiliate of a competitor shall not include any bona fide debt fund or investment vehicle (other than a person which is excluded pursuant to clause (i) above). All aspects of the syndication of the Initial Term Loan Facility, including, without limitation, timing, potential syndicate members to be approached, titles, allocations and division of fees, shall be determined by (and coordinated through) the Lead Arranger in consultation with you (subject only to your express consent rights as provided above).

We intend to commence our syndication efforts with respect to the Initial Term Loan Facility following your execution and delivery to us of the Original Commitment Letter and, until the earlier to occur of (i) a Successful Syndication (as defined in the Fee Letter) and (ii) forty-five (45) days after the Closing Date (the “Syndication Period”), you agree actively to assist (and to use your commercially reasonable efforts to cause the Acquired Business to actively assist) us in completing a syndication that is reasonably satisfactory to us and you. Such assistance shall include (a) your using commercially reasonable efforts to ensure that any syndication efforts benefit materially from your and the Acquired Business’ existing lending and investment banking relationships, (b) direct contact between your senior management, representatives and advisors (and your using commercially reasonable efforts to cause direct contact between senior management, representatives and advisors of the Acquired Business), on the one hand and the proposed Lenders and rating agencies identified by the Lead Arranger on the other hand, at times and places reasonably requested by the Lead Arranger, (c) assistance by you (and your using commercially reasonable efforts to cause the assistance by the Acquired Business) in the prompt preparation of a Confidential Information Memorandum for the Initial Term Loan Facility and other marketing materials and information reasonably deemed necessary by the Lead Arranger to complete a Successful Syndication (collectively, the “Information Materials”) for delivery to potential syndicate members and participants prior to the commencement of the Marketing Period, including, without limitation, any financial estimates, forecasts, projections and other forward-looking financial information regarding the future performance of the Borrower and its subsidiaries, including the Acquired Business (such forward-looking financial information, collectively, the “Projections”), (d) the hosting, at reasonable times and upon reasonable request, with the Lead Arranger, of one or more meetings and/or conference calls with prospective Lenders, (e) your ensuring (or, in the case of the Acquired Business, your using commercially reasonable efforts to ensure) that, until the later of (x) the end of the Syndication Period and (y) the Closing Date, there will not be any announcement, offering, placement or arrangement of issues of debt securities or credit facilities of, or on behalf of, you, the Acquired Business or any of your or their subsidiaries (including refinancings and renewals of debt but excluding the Initial Term

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Loan Facility, debt expressly permitted to be incurred by the Acquired Business (and remain outstanding on the Closing Date) under the Merger Agreement (as in effect on the date hereof), working capital indebtedness incurred in the ordinary course of business, intercompany indebtedness, purchase money debt and capital lease obligations incurred in the ordinary course of business or other indebtedness that has otherwise been consented to by the Lead Arranger), without the consent of the Lead Arranger, if such announcement, offering, placement or arrangement would reasonably be expected to impair the primary syndication of the Initial Term Loan Facility in any material respect, and (f) your using commercially reasonable efforts to obtain (i) public ratings for the Initial Term Loan Facility (of any level), from each of S&P Global Ratings (“S&P”) and Moody’s Investor’s Services, Inc. (“Moody’s”), and (ii) a public corporate rating and a public corporate family rating of the Borrower (of any level) from each of S&P and Moody’s, respectively, in each case prior to the launch of the syndication of the Initial Term Loan Facility. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter, (a) none of the foregoing (including the obtaining of the ratings referenced above) shall constitute a condition to the commitments hereunder or the funding of the Initial Term Loan Facility on the Closing Date, (b) except as expressly provided in Section 11 of the Summary of Conditions hereto, neither the commencement nor the completion of the syndication of the Initial Term Loan Facility shall constitute a condition precedent to the funding of the Initial Term Loan Facility on the Closing Date, and (c) the only Projections or pro forma or other financial statements that shall be required to be provided to the Lead Arranger in connection with the syndication of the Initial Term Loan Facility shall be those required to be delivered pursuant to Section 7 of Exhibit C. Your obligations under this Commitment Letter to use commercially reasonable efforts to cause the Acquired Business or its management to take (or to refrain from taking) any action will not require you to take any action that is in contravention of the terms of the Merger Agreement.

You hereby acknowledge that (a) the Agents will make available Information (as defined below) and Projections, and the documentation relating to the Term Loan Facilities referred to in the paragraph below, to the proposed syndicate of Lenders (which will exclude Disqualified Institutions) by transmitting such Information, Projections and documentation through Intralinks, Debtdomain, SyndTrak Online, the internet, email or similar electronic transmission systems and (b) certain of the Lenders may be “public side” Lenders (i.e., Lenders that (i) have personnel that wish only to receive information and documentation that does not constitute or include material non-public information (within the meaning of the United States federal securities laws) and (ii) do not wish to receive material non-public information with respect to the Borrower and its subsidiaries, the Acquired Business or their respective securities). You further agree, at the request of the Lead Arranger, to assist in the prompt preparation of a version of the Confidential Information Memorandum and other marketing materials and presentations to be used in connection with the syndication of the Initial Term Loan Facility, consisting exclusively of information and documentation that is either (i) publicly available or (ii) not material with respect to the Borrower, the Acquired Business or their respective subsidiaries or any of their respective securities for purposes of United States Federal and state securities laws (all such information and documentation being “Public Lender Information” and with any information and documentation that is not Public Lender Information being referred to herein as “Private Lender Information”).

It is understood that in connection with your assistance described above, customary authorization letters will be included in any such Confidential Information Memorandum that authorize the distribution thereof to prospective Lenders, represent that the additional version of the Confidential Information Memorandum containing only Public Lender Information does not include any Private Lender Information and exculpate us with respect to any liability related to the use of the contents of such Confidential Information Memorandum or any related offering and marketing materials by the recipients thereof and exculpate you and the Acquired Business with respect to any liability related to the misuse of the contents of such Confidential Information Memorandum or any related offering and marketing materials by the recipients thereof. Before distribution of any such Confidential Information

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Memorandum or any related offering and marketing materials, each document to be disseminated by the Lead Arranger (or any other Agent) to any Lender in connection with the Term Loan Facilities will be identified by you as either (i) containing Private Lender Information or (ii) containing solely Public Lender Information.

You further agree that the following documents may be distributed as Public Lender Information, unless you advise the Lead Arranger in writing (including by email) within a reasonable time prior to their intended distribution that such materials should only be distributed as Private Lender Information (provided that such materials have been provided to you and your counsel for review a reasonable period of time prior thereto): (a) administrative materials prepared by the Lead Arranger for prospective Lenders (such as a lender meeting invitation, bank allocation, if any, and funding and closing memoranda), (b) customary marketing term sheets and notification of changes in the Term Loan Facilities’ terms and conditions, (c) drafts and final versions of the Term Loan Documentation and (d) publicly available financial statements of the Borrower and the Acquired Business.

4.	Information.

You represent and warrant (and with respect to Information relating to the Acquired Business, to the best of your knowledge prior to the Closing Date) that (a) no written information which has been or is hereafter furnished to us by you or on your behalf in connection with the transactions contemplated hereby (other than the Projections, pro formas, other forward looking information and information of a general economic or industry specific nature) (such written information being referred to herein collectively as the “Information”) when taken as a whole contained (or, in the case of Information furnished after the date hereof, will contain), as of the time it was (or hereafter is) furnished, any material misstatement of fact or omitted (or will omit) as of such time to state any material fact necessary to make the statements therein taken as a whole not misleading, in light of the circumstances under which they were (or hereafter are) made and (b) the Projections that have been or will be made available to the Lead Arranger by you or any of your representatives have been or will be prepared in good faith based upon assumptions that you believe to be reasonable at the time made and at the time such Projections are made available to the Lead Arranger, it being recognized by the Agents that such Projections are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results, and that no assurance can be given that the projected results will be realized. You agree that if at any time prior to the earlier of (x) 45 days after the Closing Date and (y) the later of (i) the Closing Date and (ii) a Successful Syndication, any of the representations and warranties in the preceding sentence would (to the best of your knowledge, with respect to Information relating to the Acquired Business prior to the Closing Date) be incorrect in any material respect if the Information and Projections were being furnished, and such representations and warranties were being made, at such time, then you will promptly supplement the Information and the Projections so that (to the best of your knowledge, with respect to the Information relating to the Acquired Business prior to the Closing Date) such representations and warranties will be correct in all material respects under those circumstances. You understand that, in arranging and syndicating the Initial Term Loan Facility, we will be entitled to use and rely on the Information and the Projections without responsibility for independent verification thereof and do not assume responsibility for the accuracy or completeness of the Information or the Projections.

5.	Conditions Precedent.

DBNY’s commitment hereunder, and each Agent’s agreement to perform the services described herein, are subject only to the satisfaction of the conditions set forth in the Summary of Conditions (the “Exclusive Funding Conditions”).

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Notwithstanding anything set forth in this Commitment Letter, the Fee Letter or the Term Loan Documentation, or any other agreement or other undertaking concerning the transactions contemplated hereby to the contrary, (i) the only representations and warranties the accuracy of which shall be a condition to the availability of the Initial Term Loan Facility on the Closing Date shall be (x) such of the representations made by (or with respect to) the Acquired Business in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that you have (or your applicable affiliate has) the right (taking into account any applicable cure provisions and determined without regard to any notice requirement) to terminate your (or your affiliate’s) obligations (or to refuse to consummate the Acquisition) under the Merger Agreement as a result of a breach of such representations (the “Merger Agreement Representations”) and (y) the Specified Representations (as defined below) and (ii) the terms of the Term Loan Documentation shall be in a form such that they do not impair the availability of the Initial Term Loan Facility on the Closing Date if the Exclusive Funding Conditions shall have been satisfied or waived (it being understood that to the extent any Collateral referred to in the Term Sheet may not be perfected by (A) the filing of a UCC financing statement or (B) taking delivery and possession of any stock certificates of subsidiaries of the Borrower that constitute Collateral, if the perfection of the Administrative Agent’s security interest in such Collateral may not be accomplished prior to the Closing Date after your use of commercially reasonable efforts to do so, then the perfection of the security interest in such Collateral shall not constitute a condition precedent to the availability of the Initial Term Loan Facility on the Closing Date but, instead, may be accomplished within 90 days after the Closing Date (or such longer period after the Closing Date reasonably acceptable to the Administrative Agent); provided that stock certificates representing equity interests in any subsidiaries of the Target (to the extent required under the terms of the Term Sheet) will, to the extent you have used commercially reasonable efforts to obtain them, only be required to be delivered on the Closing Date to the extent received from the holders thereof prior to the Closing Date). For purposes hereof, “Specified Representations” means the representations and warranties set forth in the Term Loan Documentation relating to corporate existence of the Borrower and the Guarantors, corporate power and authority relating to the entering into and performance of the Term Loan Documentation by the Borrower and the Guarantors, the due authorization, execution and delivery by the Borrower and the Guarantors, and the validity and enforceability, of the Term Loan Documentation, no conflicts of the Term Loan Documentation with organizational documents of the Borrower and the Guarantors, margin regulations, the Investment Company Act of 1940, as amended, solvency of the Borrower and its subsidiaries on a consolidated basis as of the Closing Date (after giving pro forma effect to the Transaction and with solvency to be defined consistently with the solvency certificate to be delivered pursuant to Section 6 of Exhibit C), use of proceeds of the Initial Term Loan Facility not in violation of the Patriot Act/“know your customer” laws (including Beneficial Ownership Regulation referred to below), OFAC/sanctions/anti-terrorism laws, FCPA/anti-corruption laws and anti-money laundering laws and, subject to the last parenthetical appearing in the preceding sentence and customary “permitted liens”, the creation, validity, perfection and priority of the security interests granted in the proposed Collateral. The provisions of this paragraph are referred to as the “Funds Certain Provisions”.

You agree that we will have the right to communicate and consult with you and your affiliates with respect to your and their rights and remedies under the Merger Agreement.

6.	Fees.

As consideration for DBNY’s commitment hereunder, and each Agent’s agreement to perform the services described herein, you agree to pay (or cause to be paid) to each Agent the fees to which such Agent is entitled set forth in this Commitment Letter and in the amended and restated Fee Letter, dated the date hereof, and delivered herewith with respect to the Initial Term Loan Facility (the “Fee Letter”), which such Fee Letter amended and restated in its entirety the Fee Letter, dated as of January 18, 2021, by and between you and the Agents (the “Original Fee Letter”).

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7.	Expenses; Indemnification.

To induce each Agent to issue this Commitment Letter and to proceed with the Term Loan Documentation, you hereby agree that all reasonable and documented out-of-pocket fees and expenses (including the reasonable and documented fees and expenses of outside counsel and consultants) of each Agent and its respective affiliates arising in connection with the Initial Term Loan Facility and the preparation, negotiation, execution, delivery and enforcement of this Commitment Letter, the Original Commitment Letter, the Fee Letter, the Original Fee Letter and the Term Loan Documentation (including in connection with our due diligence and syndication efforts) shall be for your account (and that you shall from time to time upon request from such Agent reimburse such Agent and its affiliates for all such reasonable and documented out-of-pocket fees and expenses paid or incurred by them); provided that you shall only be responsible for the reasonable and documented fees and expenses of one primary counsel acting for the Agents (taken as a whole) for the Initial Term Loan Facility and one local counsel for each relevant jurisdiction as may be necessary or advisable in the judgment of the Agents.

You further agree to indemnify and hold harmless each Agent and each other agent or co-agent (if any) designated by the Lead Arranger with respect to the Initial Term Loan Facility (each, a “Co-Agent”) and their respective affiliates and controlling persons and the respective directors, officers, employees, representatives and agents of each of the foregoing (each, an “Indemnified Person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever (subject, in the case of any costs or expenses incurred by the Indemnified Person in connection with the negotiation or documentation of the Term Loan Facilities, this Commitment Letter, the Original Commitment Letter, the Fee Letter or the Original Fee Letter, to the limitations set forth in the immediately preceding paragraph) which may be incurred by or asserted against or involve any Agent, any Co-Agent or any other such Indemnified Person as a result of or arising out of or in any way related to or resulting from the Transaction, this Commitment Letter, the Original Commitment Letter, the Fee Letter or the Original Fee Letter (any of the foregoing, a “Proceeding”) and, upon demand, to pay and reimburse each Agent, each Co-Agent and each other Indemnified Person for any reasonable and documented legal or other out-of-pocket expenses paid or incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any Agent, any Co-Agent or any other such Indemnified Person is a party to any action or proceeding out of which any such expenses arise or such matter is initiated by a third party or by you or any of your affiliates); provided, however, that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses (i) to the extent they are found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of such Indemnified Person or any of such Indemnified Person’s controlled or controlling affiliates or any of its or their respective officers, directors, employees, agents, controlling persons, members or representatives (collectively, such Indemnified Person’s “Related Persons”), (ii) arising out of a material breach by such Indemnified Person (or any of such Indemnified Person’s Related Persons) of its respective obligations under this Commitment Letter, the Original Commitment Letter, the Fee Letter or the Original Fee Letter (as determined by a court of competent jurisdiction in a final and non-appealable judgment) or (iii) arising out of any claim, actions, suits, inquiries, litigation, investigation or proceeding that does not involve an act or omission of you or any of your subsidiaries and that is brought by an Indemnified Person against any other Indemnified Person (other than any claim, actions, suits, inquiries, litigation, investigation or proceeding against any Agent in its capacity or in fulfilling its role as an administrative agent or Lead Arranger under the Term Loan Facilities); provided, however, that the foregoing indemnity will apply to any such settlement in the event that you were offered the ability to assume the defense of the action that was the subject matter of such settlement and elected not to assume such defense; and provided, further, that you shall be responsible for the fees and expenses of only one counsel for all Indemnified Persons in connection with indemnification claims arising out of the same

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facts or circumstances and, if reasonably necessary or advisable in the judgment of the Agents, a single local counsel to the Indemnified Persons in each relevant jurisdiction and, solely in the case of an actual or perceived conflict of interest, one additional primary counsel and one additional local counsel in each applicable jurisdiction, in each case, to the affected Indemnified Persons. No Indemnified Person shall be responsible or liable to you or any other person or entity for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications, internet-based or other information transmission systems (including, without limitation, IntraLinks, Debtdomain, SyndTrak Online or email), except to the extent such damages have resulted from the willful misconduct, gross negligence or bad faith of such Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable judgment). None of you or Target (or any of your or its respective subsidiaries), or any Indemnified Person shall be liable for any indirect, special, exemplary, incidental, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) which may be alleged as a result of this Commitment Letter, the Original Commitment Letter, the Fee Letter, the Original Fee Letter or the financing contemplated hereby or thereby; provided that nothing contained in this paragraph will limit your indemnification obligations set forth herein to the extent such indirect, special, punitive or consequential damages are included in any third party claim with respect to which the applicable Indemnified Person is entitled to indemnification under this Section 7.

Notwithstanding anything to the contrary herein, you shall not be liable for any settlement of any Proceeding effected without your written consent (which consent shall not be unreasonably withheld or delayed), but if settled with your written consent or if there is a final and non-appealable judgment by a court of competent jurisdiction in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses and reasonable and documented or invoiced legal or other out-of-pocket expenses by reason of such settlement or judgment in accordance with and to the extent provided in the other provisions of this Section 7. If you have reimbursed any Indemnified Person for any legal or other expenses in accordance with such request and there is a final and non-appealable judicial determination that the Indemnified Person was not entitled to indemnification or contribution rights with respect to such payment pursuant to this Section 7, then the Indemnified Person shall promptly refund such amount.

The parties hereto understand and agree that DB shall be entitled to the benefits of the indemnification and expense reimbursement provisions of this Commitment Letter as if they were in effect on the Original Signing Date.

8.	Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities.

Each Agent reserves the right to employ the services of its affiliates (including, in the case of DB, Deutsche Bank AG) in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to its affiliates certain fees payable to such Agent in such manner as such Agent and its affiliates may agree in their sole discretion. You acknowledge that (i) each Agent may share with any of its affiliates, and such affiliates may share with such Agent, any information related to the Transaction, you, the Acquired Business (and your and its respective subsidiaries and affiliates), or any of the matters contemplated hereby and (ii) each Agent and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you or your subsidiaries may have conflicting interests regarding the transactions described herein or otherwise. No Agent will, however, furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you to other companies (other than your affiliates). You also acknowledge that no Agent has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by it from other companies.

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You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and us is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether we or our affiliates have advised or are advising you on other matters, (b) we, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on our part, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that we and our affiliates are engaged in a broad range of transactions that may involve interests that differ from your interests and that we and our affiliates have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship, and (e) you waive, to the fullest extent permitted by law, any claims you may have against us or our affiliates for breach of fiduciary duty or alleged breach of fiduciary duty and agree that we and our affiliates shall have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors.

You further acknowledge that DBSI is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, DBSI and/or its affiliates may provide investment banking and other financial services to, and/or acquire, hold or sell, for their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, you, the Acquired Business and your and its subsidiaries and other companies with which you, the Acquired Business or your or its subsidiaries may have commercial or other relationships. With respect to any securities and/or financial instruments so held by DBSI, any of its affiliates or any of their respective customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

Each Agent or its affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you, your subsidiaries the Acquired Business or other companies which may be the subject of the arrangements contemplated by this Commitment Letter or engage in commodities trading with any thereof.

You acknowledge that you have been advised of the roles of DB and/or its affiliates as buy-side advisors to you in connection with the Transaction and that, in such capacity, DB and/or its affiliates are not advising you to enter into this Commitment Letter or advising you with respect to any financing contemplated herein. You acknowledge and agree that you (together with your legal and other advisors) are independently evaluating this Commitment Letter and any provision of financing contemplated herein and are fully aware of any conflicts of interest which may exist as a result of DB’s engagement hereunder and the engagement of DB and/or its affiliates as buy-side advisors to you. You acknowledge and agree to such retentions, and further agree not to assert any claim you might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of DB hereunder or any arrangement, underwriting or provision by DB and/or its affiliates of any financing in connection with the Transaction and, on the other hand, DB’s and/or its affiliates’ roles as buy-side advisors to you in connection with the Transaction.

9.	Confidentiality.

This Commitment Letter is delivered to you on the understanding that none of this Commitment Letter, the Original Commitment Letter, the Fee Letter or the Original Fee Letter or any of their terms or substance shall be disclosed, directly or indirectly, by you to any other person or entity except (a) to your

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affiliates, officers, directors, employees, attorneys, accountants and advisors who are directly involved in the consideration of this matter and on a confidential and need-to-know basis or (b) as required by applicable law or compulsory legal process or in connection with any pending legal proceeding (in which case you agree, to the extent permitted by applicable law, to inform us promptly thereof) or regulatory review or (c) if the Agents consent in writing to such proposed disclosure; provided that (i) you may disclose this Commitment Letter, the Original Commitment Letter, the Fee Letter, the Original Fee Letter, the Term Loan Documentation and the contents hereof (provided that any such disclosure of the Fee Letter, the Original Fee Letter, or the contents thereof shall be subject to customary redaction of the fees and the economic “Market Flex” provisions contained therein on terms reasonably satisfactory to the Lead Arranger) to the Acquired Business, its affiliates and their respective officers, directors, employees, attorneys, accountants and advisors, in each case who are directly involved in the consideration of this matter and on a confidential and need-to-know basis, (ii) you may disclose the Term Sheet and the other exhibits and annexes to the Commitment Letter, and the contents thereof, to any rating agencies in connection with obtaining ratings for the Borrower and the Initial Term Loan Facility, (iii) you may disclose the aggregate fee amounts contained in the Fee Letter or the Original Fee Letter as part of a generic disclosure of aggregate sources and uses related to fee amounts applicable to the Transaction to the extent customary or required in any public filing relating to the Transaction, and (iv) this Commitment Letter, the Original Commitment Letter, the Original Fee Letter, and the Fee Letter may be disclosed (x) upon the request or demand of any regulatory authority or self regulatory body having jurisdiction or oversight over you or any of your affiliates, their businesses or operations and (y) to a court, tribunal or any other applicable administrative agency or judicial authority in connection with the enforcement of your rights hereunder (in which case you agree to inform the Lead Arranger promptly thereof prior to such disclosure to the extent permitted by applicable law), and (v) you may disclose this Commitment Letter and the Original Commitment Letter (but not the Fee Letter or the Original Fee Letter) and its contents in any information memorandum or syndication distribution, as well as in any public filing or other marketing materials relating to the Acquisition or the Initial Term Loan Facility.

Each Agent and its affiliates will use all confidential information provided to it or such affiliates by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this Commitment Letter and shall treat confidentially all such information; provided that nothing herein shall prevent any Agent from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case such Agent, to the extent permitted by law, agrees to inform you promptly thereof), (b) upon the request or demand of any regulatory authority or self-regulatory body having jurisdiction or oversight over such Agent or any of its affiliates, their businesses or operations, (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by such Agent or any of its affiliates, (d) to the extent that such information is received by such Agent from a third party that is not to its knowledge subject to confidentiality obligations to you or the Acquired Business, (e) to the extent that such information is independently developed by such Agent, (f) to such Agent’s affiliates and their respective employees, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transaction and are informed of the confidential nature of such information, (g) to potential Lenders, participants or assignees or any potential counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower or any of its affiliates or any of their respective obligations, in each case who agree (which may be oral or pursuant to customary syndication practice) to be bound by the terms of this paragraph (or language substantially similar to this paragraph), (h) for purposes of establishing a “due diligence” defense, (i) to enforce their respective rights hereunder or under the Fee Letter, or (j) to the extent permitted by Section 11 hereof in respect of the customary advertisements and promotional materials contemplated thereby. The obligations under this Section 9 shall automatically terminate and be superseded by the confidentiality provisions in the Term Loan Documentation upon the execution and delivery of the Term Loan Documentation and initial funding thereunder or shall expire on the second anniversary of the Original Signing Date, whichever occurs earlier.

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10.	Assignments; Etc.

This Commitment Letter and the Fee Letter (and your rights and obligations hereunder and thereunder) shall not be assignable by you without the prior written consent of each Agent (and any attempted assignment without such consent shall be null and void), are intended to be solely for the benefit of the parties hereto and thereto (and Indemnified Persons), are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and thereto (and Indemnified Persons) and may not be relied upon by any person or entity other than you. DBNY may assign or participate its commitment hereunder to one or more prospective Lenders; provided that, (a) DBNY shall not be relieved or novated from its obligations hereunder (including its obligation to fund the Initial Term Loan Facility on the Closing Date) in connection with any syndication, assignment or participation of the Initial Term Loan Facility, including its commitments in respect thereof, until the initial funding of the Initial Term Loan Facility on the Closing Date, (b) no assignment or novation shall become effective with respect to all or any portion of DBNY’s commitments in respect of the Initial Term Loan Facility until the initial funding of the Initial Term Loan Facility on the Closing Date, and (c) unless you agree in writing, DBNY shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Initial Term Loan Facility, including all rights with respect to consents, modifications, supplements and amendments, until the Closing Date has occurred. Any and all obligations of, and services to be provided by, any Agent hereunder (including, without limitation, the commitment of DBNY) may be performed, and any and all rights of any Agent hereunder may be exercised, by or through any of its affiliates or branches; provided that with respect to the commitments under the Initial Term Loan Facility, any assignments thereof to an affiliate will not relieve the Agents from any of their obligations hereunder unless and until such affiliate shall have funded the portion of the commitment so assigned.

11.	Amendments; Governing Law; Etc.

This Commitment Letter and the Fee Letter may not be amended or modified, or any provision hereof or thereof waived, except by an instrument in writing signed by you and each Agent. Each of this Commitment Letter and the Fee Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Commitment Letter, the Fee Letter or any document to be signed by any Agent in connection with this Commitment Letter or the Fee Letter shall be deemed to include electronic signatures of such Agent, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other state laws based on the Uniform Electronic Transactions Act, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means. Delivery of an executed signature page of this Commitment Letter or the Fee Letter by facsimile (or other electronic, i.e. a “pdf” or “tif”) transmission shall be effective as delivery of a manually executed counterpart hereof or thereof, as the case may be. Section headings used herein and in the Fee Letter are for convenience of reference only, are not part of this Commitment Letter or the Fee Letter, as the case may be, and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter or the Fee Letter, as the case may be. Each Agent may, in consultation with you, place customary advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of customary information on the Internet or worldwide web as it may choose, and circulate similar promotional materials, after the closing of the

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Transaction in the form of a “tombstone” or otherwise describing the names of the Borrower and its affiliates (or any of them), and the amount, type and closing date of the transactions contemplated hereby, all at the expense of such Agent. This Commitment Letter and the Fee Letter set forth the entire agreement between the parties hereto as to the matters set forth herein and therein and supersede all prior understandings (including as set forth in the Original Commitment Letter and the Original Fee Letter), whether written or oral, between us with respect to the matters herein and therein. Matters that are not covered or made clear in this Commitment Letter or in the Fee Letter are subject to mutual agreement of the parties hereto. THIS COMMITMENT LETTER AND THE FEE LETTER AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER (INCLUDING, BUT NOT LIMITED TO, THE VALIDITY, INTERPRETATION, CONSTRUCTION, BREACH, ENFORCEMENT OR TERMINATION HEREOF OR THEREOF, AND WHETHER ARISING IN CONTRACT OR TORT OR OTHERWISE) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK; provided that (a) the interpretation of the definition of Company Material Adverse Effect (as defined in Exhibit C) and whether there shall have occurred a Company Material Adverse Effect, (b) whether the representations and warranties made with respect to the Acquired Business in the Merger Agreement are accurate and whether as a result of a breach or inaccuracy thereof you or your affiliate have the right to terminate your or its obligations under the Merger Agreement, or refuse to consummate the transactions contemplated by the Merger Agreement and (c) whether the Acquisition has been consummated in accordance with the terms of the Merger Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

12.	Jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the County of New York, Borough of Manhattan, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Original Commitment Letter, the Fee Letter, the Original Fee Letter or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined only in such courts located within New York County, provided, however, that each Agent shall be entitled to assert jurisdiction over you and your property in any court in which jurisdiction may be laid over you or your property, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter, the Original Commitment Letter, the Original Fee Letter, or the transactions contemplated hereby or thereby in any such New York State or Federal court, as the case may be, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court, and (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto agrees that service of any process, summons, notice or document by registered mail or overnight courier addressed to you at the address above shall be effective service of process against you for any suit, action or proceeding brought in any such court.

13.	Waiver of Jury Trial.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, SUIT, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER, THE ORIGINAL COMMITMENT LETTER, THE FEE LETTER, THE ORIGINAL FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

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14.	Surviving Provisions.

The provisions of Sections 2, 3, 6, 7, 8, 9, 11, 12, 13 and 14 of this Commitment Letter and the provisions of the Fee Letter shall remain in full force and effect regardless of whether definitive Term Loan Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitment of DBNY hereunder and our agreements to perform the services described herein; provided that your obligations under this Commitment Letter and the Fee Letter, other than those provisions relating to confidentiality, the syndication of the Initial Term Loan Facility and the payment of annual agency fees to the Administrative Agent, shall automatically terminate and be superseded by the definitive Term Loan Documentation relating to the Term Loan Facilities upon the initial funding thereunder and the payment of all amounts owing at such time hereunder and under the Fee Letter.

15.	PATRIOT Act and Beneficial Ownership Regulation Notification.

Each Agent hereby notifies you that pursuant to the requirements of the USA PATRIOT ACT (Title III of Pub. Law 107-56 (signed into law October 26, 2001)) (as amended from time to time, the “PATRIOT Act”) and 31 C.F.R. § 1010.23 (as amended from time to time, the “Beneficial Ownership Regulation”), such Agent is required to obtain, verify and record information that identifies the Borrower, each Guarantor and any other borrowers and guarantors under the Term Loan Facilities, which information includes the name, address, tax identification number and other information regarding the Borrower, such Guarantors and such other borrowers and guarantors that will allow such Agent to identify the Borrower, such Guarantors and such other borrowers and guarantors in accordance with the PATRIOT Act and the Beneficial Ownership Regulation. This notice is given in accordance with the requirements of the PATRIOT Act and the Beneficial Ownership Regulation and is effective as to each Agent and each Lender.

16.	Termination and Acceptance, etc.

DBNY’s commitment with respect to the Initial Term Loan Facility as set forth above, and each Agent’s agreements to perform the services described herein, will automatically terminate (without further action or notice and without further obligation to you) on the first to occur of (i) 5:00 p.m., New York City time, on the date that is five (5) Business Days (as defined in the Merger Agreement) after the End Date (as defined in, and determined pursuant to, the Merger Agreement as in effect on the date hereof), unless on or prior to such time the Transaction has been consummated; provided that if the conditions to Closing (as defined in the Merger Agreement as in effect on the date hereof) set forth in Article VI of the Merger Agreement as in effect on the date hereof are satisfied prior to the applicable End Date (as defined in the Merger Agreement as in effect on the date hereof) (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on the Closing Date (as defined in the Merger Agreement)), then DBNY’s commitment with respect to the Initial Term Loan Facility as set forth above (and each Agent’s agreements to perform the services described herein) shall not terminate pursuant to this clause (i) until the date that is fifteen (15) Business Days (as defined in the Merger Agreement) after the End Date (as defined in the Merger Agreement as in effect on the date hereof), unless on or prior to such time the Transaction has been consummated, (ii) any time after the execution of the Merger Agreement and prior to the consummation of the Transaction, the date of the valid termination or abandonment of the Merger Agreement in accordance with its terms (other than with respect to ongoing indemnities, confidentiality provisions and similar provisions) or (iii) the date of the closing of the Acquisition without the use of the Initial Term Loan Facility. In the event that a lesser amount of indebtedness is required to fund the Transaction for any reason, you may elect, by written notice to DBNY, to reduce DBNY’s commitments with respect to the Initial Term Loan Facility hereunder.

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If the foregoing correctly sets forth our agreement with you, please indicate your acceptance of the terms of this Commitment Letter and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on March 12, 2021. The commitment of DBNY hereunder, and each Agent’s agreement to perform the services described herein, will expire automatically (and without further action or notice and without further obligation to you) at such time in the event that we have not received such executed counterparts in accordance with the immediately preceding sentence.

[Remainder of this page intentionally left blank]

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We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

DEUTSCHE BANK AG NEW YORK BRANCH

By:	/s/ Nicholas Hayes
Name: Nicholas Hayes
Title: Managing Director

By:	/s/ Sandeep Desai
Name: Sandeep Desai
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Nicholas Hayes
Name: Nicholas Hayes
Title: Managing Director

By:	/s/ Sandeep Desai
Name: Sandeep Desai
Title: Managing Director

[Signature page to Project Cheetah – Amended and Restated Commitment Letter]

Accepted and agreed to as of the date first above written:

LUMENTUM HOLDINGS INC.

By:	/s/ Alan S. Lowe
Name: Alan Lowe
Title: President and CEO

[Signature page to Project Cheetah – Amended and Restated Commitment Letter]

EXHIBIT A

Project Cheetah

Term Loan Facilities

Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the commitment letter to which this Exhibit A is attached (the “Commitment Letter”) and in the other Exhibits to the Commitment Letter.

Lumentum Holdings Inc., a Delaware corporation (“you” or the “Borrower”) intends to (i) acquire (the “Acquisition”), in a “friendly” transaction, a target company identified to us as “Cheetah” (the “Target” and, together with its subsidiaries, the “Acquired Business”) by way of a merger of a newly-formed Delaware corporation wholly-owned by the Borrower (“MergerCo”) with and into the Target, with the Target continuing as the surviving entity of such merger and a wholly-owned subsidiary of Borrower (the “Merger”), and (ii) concurrently with the consummation of the Acquisition, repay all of the existing indebtedness for borrowed money under the Credit Agreement, dated as of November 7, 2016 (as amended, restated, supplemented, refinanced, renewed, replaced, extended or otherwise modified from time to time), by and among the Target, as borrower, the financial institutions and other parties thereto from time to time, and Barclays Bank PLC, as administrative agent (the “Refinancing”). After the consummation of the Acquisition, all of the outstanding equity interests of the Target will be owned, directly or indirectly, by the Borrower.

The sources of funds needed to effect the Acquisition and the Refinancing, to pay all fees and expenses incurred in connection with the Transaction (the “Transaction Costs”) and to provide for certain working capital needs and certain general corporate requirements of the Borrower and its subsidiaries after giving effect to the Acquisition shall be provided through:

(i) a senior secured term loan facility in an aggregate principal amount of $3,000.0 million (the “Initial Term Loan Facility”);

(ii) the issuance of shares of common stock of the Borrower pursuant to, and in accordance with the terms of, the Merger Agreement (the “Equity Financing”); and

(iii) unrestricted cash on hand of the Borrower.

The date on which the Acquisition and the Refinancing are consummated and the initial borrowings are made under the Initial Term Loan Facility is referred to herein as the “Closing Date”. The transactions described above are collectively referred to herein as the “Transaction”.

A-1

EXHIBIT B

Project Cheetah

Term Loan Facilities

Summary of Principal Terms and Conditions

Capitalized terms used but not defined in this Exhibit B shall have the meanings set forth in the commitment letter to which this Exhibit B is attached (the “Commitment Letter”) and in the other Exhibits to the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit B shall be determined by reference to the context in which it is used.

Borrower:	Lumentum Holdings Inc., a Delaware corporation (the “Borrower”).

Administrative Agent:	DBNY will act as sole administrative agent and collateral agent (in such capacities, the “Administrative Agent”) for a syndicate of banks, financial institutions and other lenders (other than Disqualified Institutions) (together with DBNY, the “Lenders”) and will perform the duties customarily associated with such roles.

Lead Arranger and Lead Book-Running Manager:	DBSI will act as sole lead arranger and lead book-running manager for the Initial Term Loan Facility and will perform the duties customarily associated with such roles (the “Lead Arranger”).

Initial Term Loan Facility:	1. Amount: “B” term loan facility in an aggregate principal amount of $3,000.0 million (the “Initial Term Loan Facility”) (subject to increase at the Borrower’s election, to the extent required to fund or account for (i) any OID (as defined in the Fee Letter) with respect to the Initial Term Loan Facility required pursuant to the “Market Flex” provisions in the Fee Letter or (ii) the Ticking Fee (as defined in the Fee Letter).

2. Use of Proceeds: The loans made pursuant to the Initial Term Loan Facility (the “Initial Term Loans”) may only be incurred on the Closing Date and the proceeds thereof shall be utilized solely to finance, in part, the Acquisition and the Refinancing and to pay the Transaction Costs.

3. Maturity: The final maturity date of the Initial Term Loan Facility shall be 7 years from the Closing Date (the “Term Loan Maturity Date”).

4. Amortization: (i) During the first 6-3/4 years following the Closing Date (commencing on the first full fiscal quarter ending after the Closing Date), quarterly amortization of the Initial Term Loans shall be required in an amount equal to 0.25% of the initial aggregate principal amount of the Initial Term Loans incurred on the Closing Date.

(ii) The remaining aggregate principal amount of Initial Term Loans originally incurred shall be due and payable in full on the Term Loan Maturity Date.

5. Availability: The Initial Term Loans may only be incurred on the Closing Date. No amount of Initial Term Loans once repaid may be reborrowed.

6. Issuance Price: 99.50%; provided that the discount to par reflected in the issuance price of the Initial Term Loans may, at the election of the Lead Arranger, be taken in the form of an upfront fee paid on the Closing Date. All calculations of interest in respect of the Initial Term Loans will be calculated on the basis of the principal amount of Initial Term Loans actually outstanding at any time (without giving effect to any original issue discount).

Incremental Term Facilities:

The Borrower will have the right to obtain from existing Lenders or prospective lenders incremental commitments consisting of one or more increases to the Initial Term Loan Facility and/or one or more new tranches of term loans to be made available under the Term Loan Documentation (each, an “Incremental Term Facility” and, together with the Initial Term Loan Facility, collectively, the “Term Loan Facilities”) in an aggregate amount not to exceed the sum of (a) the greater of (x) $1,093.0 million and (y) 100% of Consolidated EBITDA (as defined below) of the Borrower and its subsidiaries for the most recently ended period of four consecutive fiscal quarters for which financial statements have been delivered (less the sum of the aggregate amount of all Incremental Equivalent Debt (as defined below) incurred in reliance on this clause (a)) plus (b) all voluntary prepayments of the Initial Term Loan Facility (and Incremental Term Facilities to the extent incurred in reliance on clause (a) above) made prior to the date of incurrence of any such Incremental Term Facility (including voluntary prepayments and buybacks at a discount to par to the extent of the cash used for such purposes), in each case, to the extent not funded with proceeds of long term debt, plus (c) an additional amount at such time that, after giving pro forma effect thereto (including use of proceeds), could be incurred without causing the pro forma First-Lien Net Leverage Ratio (as defined below) to exceed the First-Lien Net Leverage Ratio as of the Closing Date or (y) at Borrower’s option, if such Incremental Term Loan is incurred to finance a Permitted Acquisition (as defined below), the First-Lien Net Leverage Ratio as in effect immediately before consummation of such Permitted Acquisition; provided that (i) all Incremental Term Facilities and permitted refinancings of the foregoing (or prior permitted refinancings) shall be included in the numerator of such ratio regardless of whether, and to what extent, secured and (ii) the proceeds of any Incremental Term Facilities shall not be netted from indebtedness for the purposes of such calculation; provided, further, that:

(i) no such Incremental Term Facility will be available until the later of (x) the end of the Syndication Period and (y) 45 days after the Closing Date;

(ii)  (A) no default or event of default exists or would exist after giving effect thereto and (B) the representations and warranties set forth in the terms of the Term Loan Documentation shall be true and correct in all material respects (except for (i) representations and warranties which expressly relate to an earlier date, which shall be true and correct in all material respects as of such earlier date and (y)

representations and warranties qualified by materiality, which shall be true and correct in all respects); provided that to the extent the proceeds of any Incremental Term Facility are intended to be applied to finance a Limited Conditionality Acquisition (as defined below) that is permitted under the Term Loan Documentation, the requirements of this clause (ii) shall, if agreed by the lenders providing such Incremental Term Facility, be subject to customary “SunGard” or “certain funds” conditionality provisions, and the event of default test referred to in clause (A) above shall only be tested at the time of the execution of the relevant acquisition agreement;

(iii)  any such Incremental Term Facility shall rank pari passu in right of payment with the Initial Term Loan Facility and shall not benefit from any guarantees not also applicable to the Initial Term Loan Facility and be secured on a pari passu basis by the same Collateral (as defined below) securing, the Initial Term Loan Facility; and

(iv) except for the terms described in this clause (iv), loans to be made under an Incremental Term Facility (each, an “Incremental Term Loan” and, together with the Initial Term Loans, the “Term Loans”) shall be subject to the same terms as the Initial Term Loans, unless such Incremental Term Loans are made a part of the Initial Term Loan Facility (in which case all terms thereof shall be identical to those of the Initial Term Loan Facility), provided that:

(a)   the interest rates shall be determined mutually by the Borrower and the lenders providing such Incremental Term Loans; provided that if the interest rate margins for any Incremental Term Facility incurred on or prior to the six (6) month anniversary of the Closing Date (other than (i) Incremental Term Loans that have an outside maturity date more than two years after the Term Loan Maturity Date and (b) Incremental Term Loans in an aggregate amount not in excess of $750.0 million) are higher than the interest rate margins for the Initial Term Loan Facility by more than 75 basis points, then the interest rate margins for the Initial Term Loan Facility shall be increased to the extent necessary so that such interest rate margins are equal to the interest rate margins for such Incremental Term Facility minus 75 basis points (it being understood that any such increase in the interest rate margin shall not require the consent of any Lender); provided that, in determining the interest rate margins applicable to the Incremental Term Facility and the Initial Term Loan Facility (x) original issue discount (“OID”) or upfront fees (which shall be deemed to constitute like amounts of OID) payable by the Borrower to the Lenders under the Initial Term Loan Facility or any Incremental Term Facility in the initial primary syndication thereof shall be included (with OID being equated to interest based on assumed four-year life to maturity), (y) customary arrangement, commitment or similar fees payable to the Lead Arranger (or its affiliates) in connection with the Initial Term Loan Facility or to one or more arrangers (or their affiliates) of any Incremental Term Facility shall be excluded and (z) if the Incremental Term Facilities include an interest rate floor greater than the interest rate floor applicable to the Initial Term Loan Facility, such increased amount shall be equated to interest margin for purposes of determining whether an increase to the applicable interest margin under the Initial Term Loan Facility shall be required, to the extent an increase in the interest rate floor in the Initial Term Loan Facility would cause an increase in the interest rate then in effect thereunder, and in such case the interest rate floor (but not the interest rate margin) applicable to the Initial Term Loan Facility shall be increased by such increased amount (this clause (a), the “MFN Provision”);

(b)   the final stated maturity date for such Incremental Term Loans may be the same as or later (but not sooner) than the final stated maturity date applicable to the then-outstanding Term Loans; provided, that this clause (b) shall not apply to any Incremental Term Loans in an aggregate principal amount (taken together with amounts incurred pursuant to clause (b) in the first proviso in the section entitled “Refinancing Term Facilities” and the second proviso in clause (c) below) not to exceed $750.0 million;

(c)   the amortization requirements for such Incremental Term Loans may differ from those of the then outstanding Term Loans, provided the average weighted life to maturity of such Incremental Term Loans is no shorter than the then remaining average weighted life to maturity applicable to the then outstanding Term Loans; provided, that this clause (c) shall not apply to any Incremental Term Loans in an aggregate principal amount (taken together with amounts incurred pursuant to clause (b) in the first proviso in the section entitled “Refinancing Term Facilities” and the proviso in clause (b) above) not to exceed $750.0 million;

(d)   any Incremental Term Facility may provide for the ability to participate on a pro rata basis or less than a pro rata basis (but not on a greater than pro rata basis) in any mandatory prepayments of the Term Loans under the Term Loan Documentation; and

(e)   other terms may differ if reasonably satisfactory to the Administrative Agent, the Borrower and lenders providing such Incremental Term Loans; provided that the other terms of any Incremental Term Facility that are not substantially identical to the then-existing Term Loans (other than pursuant to clause (ii) of the second proviso of this section above and sub-clauses (a) through (d) above) shall be (taken as a whole) no more favorable (as reasonably determined by the Borrower) to the relevant lenders under the Incremental Term Facility than those applicable to the then-existing Term Loans (except for covenants or other provisions (i) reasonably acceptable to the Administrative Agent, (ii) applicable only to periods after the latest final maturity date of the then-existing Term Loans existing at the time of incurrence of the Incremental Term Facility or (iii) also provided to the relevant lenders under the then-existing Term Loans (it being understood that to the extent that any covenant or other provision is added for the benefit of any Incremental Term Loans, no consent shall be required from the Administrative Agent or any Lenders, to the extent that such covenant or other provision is also added for the benefit of Lenders under such then-existing Term Loans)).

For the purposes hereof, (x) “First-Lien Net Leverage Ratio” means, on any date of determination, with respect to the Borrower and its subsidiaries on a consolidated basis, subject to clause (i) of the first proviso of the first paragraph of this section, the ratio of (a) consolidated secured indebtedness for borrowed money, purchase money debt, unreimbursed drawings under letters of credit, the principal portion of capital lease obligations, and third party obligations evidenced by notes or similar instruments (but excluding unsecured indebtedness and indebtedness secured only by the Collateral on a junior lien basis to the Term Loan Facilities and which is subject to intercreditor arrangements reasonably satisfactory to the Administrative Agent) of the Borrower and its subsidiaries on such date (less all unrestricted cash and cash equivalents of the Borrower and its subsidiaries as of such date) to (b) Consolidated EBITDA of the Borrower and its subsidiaries for the four fiscal quarter period most recently ended for which financial statements have been (or were required to have been) delivered and (y) “Total Net Leverage Ratio” means, on any date of determination, with respect to the Borrower and its subsidiaries on a consolidated basis the ratio of (a) consolidated indebtedness for borrowed money, purchase money debt, unreimbursed drawings under letters of credit, the principal portion of capital lease obligations, and third party obligations evidenced by notes or similar instruments of the Borrower and its subsidiaries on such date (less all unrestricted cash and cash equivalents of the Borrower and its subsidiaries as of such date) to (b) Consolidated EBITDA of the Borrower and its subsidiaries for the four fiscal quarter period most recently ended for which financial statements have been (or were required to have been) delivered.

Existing Lenders may, but shall not be obligated without their prior written consent to, provide a commitment and/or make any Incremental Term Loans, and nothing contained herein or in the Commitment Letter constitutes, or shall be deemed to constitute, a commitment with respect to any Incremental Term Facility. The lenders providing any Incremental Term Facility shall be reasonably satisfactory to the Administrative Agent to the extent required under “Assignments and Participations” below.

The proceeds of any Incremental Term Facilities may be used by the Borrower and its subsidiaries for working capital and other general corporate purposes, including the financing of permitted acquisitions and other investments and any other use not prohibited by the Term Loan Documentation.

For the purposes of (i) determining pro forma compliance with any provisions of the Term Loan Documentation which requires the calculation of any ratio, (ii) determining compliance with representations, warranties, defaults or events of default or (iii) testing availability under baskets set forth in the Term Loan Documentation (including baskets measured as a percentage of Consolidated EBITDA), in each case, in connection with a permitted acquisition that the Borrower or any of its subsidiaries is contractually committed to consummate and whose consummation is not conditioned on the availability of third party financing (a “Limited Conditionality Acquisition”), the date of determination thereof shall, at the Borrower’s option (an “LCT Election”), be the date of entering into the binding definitive agreement for such acquisition (the “LCT Test Date”) and shall be made giving pro forma effect to such acquisition and the other transactions (including the incurrence of indebtedness) to be entered into in connection therewith as if they had occurred at the beginning of the applicable test period and if the Borrower or its applicable subsidiary could have taken such action on the relevant LCT Test Date in compliance with any representation, warranty, ratio or basket, such representation, warranty, ratio or basket shall be deemed to have been complied with; provided that following the LCT Test Date and prior to the earlier of (i) the date on which such Limited Conditionality Acquisition is consummated or (ii) the date that the definitive agreement for such Limited Conditionality Acquisition is terminated or expires without consummation of such Limited Conditionality Acquisition, (x) such indebtedness (and any associated lien) shall be deemed incurred at the time of such selection and outstanding thereafter for the purposes of pro forma compliance with any applicable ratios and (y) for purposes of any calculation of any ratio with respect to the incurrence of any other debt or liens, or the making of any other acquisition, investment, restricted payment, junior debt repayment or other transaction subject to ratio compliance, any such ratio shall also be required to be calculated without giving effect to such Limited Conditionality Acquisition.

For the avoidance of doubt, if the Borrower has made an LCT Election and any of the ratios or baskets for which compliance was determined or tested as of the LCT Test Date are exceeded as a result of fluctuations in any such ratio or basket (including due to fluctuations in pro forma Consolidated EBITDA, including of the target in any Limited Conditionality Acquisition) at or prior to the consummation of the relevant transaction, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuation.

“Consolidated EBITDA” as used herein will be defined in a manner consistent with the Documentation Principles referred to below but will include, in any event, add-backs for

(a)   all non-cash items;

(b)   all extraordinary, unusual or non-recurring items;

(c)   restructuring charges and related charges in connection with any single or one-time events;

(d)   any expenses or costs incurred in connection with equity offerings, investments or indebtedness otherwise permitted under the Term Loan Documentation, whether or not consummated; and

(e)   pro forma adjustments, including “run rate” cost savings, operating expense reductions, and synergies related to the Transaction and other acquisitions, investments, dispositions, operating improvements, restructurings, cost saving initiatives and certain other similar initiatives, in each case, projected by the Borrower in good faith to result from actions that have either been taken, with respect to which substantial steps have been taken or that are expected to be taken, in each case, within 24 months following the Closing Date or the date of the consummation of the applicable transaction, as the case may be (net of cost savings and synergies actually achieved).

Guaranties:

Each direct and indirect subsidiary of the Borrower (each, a “Guarantor” and, collectively, the “Guarantors”) shall be required to provide an unconditional guaranty (collectively, the “Guaranties”) of all amounts owing under the Term Loan Facilities and, to the extent so designated by the Borrower as “Secured Hedging Agreements”, the obligations of the Borrower under interest rate and/or foreign currency swaps or similar agreements with a Lender or its affiliates or the Administrative Agent or its affiliates (the “Secured Hedging Agreements”). Such Guaranties shall be guarantees of payment and not of collection. Notwithstanding anything to the contrary contained above, no Excluded Subsidiary (as defined below) shall be required to provide a Guaranty (or constitute a Guarantor).

As used herein, (x) “Excluded Subsidiary” means (i) any Excluded Foreign Subsidiary (as defined below), (ii) any “unrestricted subsidiary” (to be defined in a manner consistent with the Documentation Principles) designated as provided below under the section entitled “Unrestricted Subsidiaries”, (iii) any non-wholly owned subsidiary of the Borrower, (iv) any subsidiary that is prohibited from providing a Guaranty by applicable law, rule or regulation, by any contractual obligation existing on the Closing Date or existing at the time of acquisition of such subsidiary (and not entered into in contemplation of such acquisition), or by its organizational documents (but only for so long as such prohibition exists) or that would require consent, approval, license or authorization of a governmental authority (and such consent, approval, license or authorization has not been obtained after commercially reasonable efforts to do so), (v) any immaterial subsidiary (to be defined in a manner consistent with the Documentation Principles), (vi) not-for-profit subsidiaries and certain special purposes entities, (vii) any subsidiary of the Borrower that is not an “Eligible Contract Participant” (as defined under the Commodity Exchange Act) (after giving effect to any keepwell) but solely with respect to obligations under any Secured Hedging Agreement that constitutes a “swap” within the meaning of section 1(a)(47) of the Commodity Exchange Act, and (viii) any other subsidiary with respect to which Borrower and the Administrative Agent have reasonably determined that the adverse consequences (including the cost) of providing a guarantee shall be excessive in relation to the benefits to be obtained by the Lenders therefrom and (y) “Excluded Foreign Subsidiary” means (i) any direct or indirect non-U.S. subsidiary of the Borrower which is a “controlled foreign corporation” (within the meaning of Section 957 of the

Internal Revenue Code) (each, a “CFC”), (ii) any direct or indirect U.S. subsidiary of the Borrower that is treated as a “disregarded entity” for federal income tax purposes the sole assets of which are equity interests in CFCs (each, a “Pass-Through Foreign Holdco”) or other Pass-Through Foreign Holdcos, and (iii) any subsidiary of a CFC or Pass-Through Foreign Holdco.

Notwithstanding the foregoing, the Borrower may, at its option, cause any subsidiary that is not otherwise required to become a Guarantor to become a Guarantor with the consent of the Administrative Agent (such consent not to be unreasonably withheld); provided, however, that the Administrative Agent may condition its consent by limiting the purposes for which such subsidiary shall constitute a Guarantor for purposes of the section entitled “Negative Covenants” and related definitions used therein.

Security:	Subject to the limitations set forth below and subject to customary and other agreed exceptions, qualifications and thresholds, all amounts owing under the Term Loan Facilities and (if applicable) the Secured Hedging Agreements (and all obligations under the Guaranties) will be secured by (x) a first priority perfected security interest in all stock, other equity interests and promissory notes owned by the Borrower and the Guarantors, provided that not more than 65% of the total outstanding voting stock of any Excluded Foreign Subsidiary shall be required to be pledged, and (y) a first priority perfected security interest in all other tangible and intangible assets (including, without limitation, receivables, inventory, equipment, contract rights, securities, patents, trademarks, other intellectual property, cash, bank and securities deposit accounts, real estate and leasehold interests) owned by the Borrower and the Guarantors (all of the foregoing, but excluding the Excluded Assets (as defined below), the “Collateral”).

Notwithstanding anything to the contrary, the Collateral shall exclude the following: (i) any fee-owned real property acquired after the Closing Date with a value of less than an amount to be mutually agreed and any real property leasehold interests; (ii) margin stock and equity interests of non-wholly owned subsidiaries and joint ventures, to the extent prohibited under the organizational documents of such non-wholly owned subsidiaries or joint ventures (but only for so long as such prohibition exists); (iii) licenses, instruments, franchises, charters, authorizations and other agreements to the extent, and so long as, the pledge thereof as Collateral would violate the terms thereof, but only, to the extent, and for so long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the Uniform Commercial Code (“UCC”), Title 11 of the United States Code (the “Bankruptcy Code”) or any other requirement of law and other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC or other applicable law notwithstanding such prohibition or limitation; (iv) motor vehicles and other assets subject to certificate of title to the extent that a security interest therein cannot be perfected by the filing of a UCC-1 financing statement; (v) other assets to the extent the pledge thereof is prohibited by applicable law, but only to the extent, and for so long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the UCC, Bankruptcy Code or any other requirement of law and other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC or other applicable law notwithstanding such prohibition or limitation; (vi) intent to use trademark or service mark applications; (vii) those assets as to which the Administrative Agent shall determine that the costs of obtaining such security interest or perfection thereof are excessive in relation to the value of the security to be afforded thereby; (viii) any segregated funds or accounts held or received on behalf of third parties (other than Borrower or any Guarantor), (ix) any equipment or other asset subject to liens securing permitted acquired debt (limited to the acquired assets), sale and leaseback transactions, capital lease obligations or other purchase money debt, if the contract or other agreement providing for such debt or capital lease obligation prohibits or requires the consent of any person (other than the Borrower or any Guarantor) as a condition to the creation of any other security interest on such equipment or asset or if the granting of a security interest in such assets would create a right of termination in favor of any other party thereto, and, in each case, such indebtedness and prohibition or requirement is permitted under the Term Loan Documentation after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or other applicable law, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code notwithstanding such prohibition, (x) assets to the extent a security interest in such assets would result in material adverse tax consequences to the Borrower or its subsidiaries as reasonably determined by the Borrower in consultation with the Administrative Agent, (xi) equity interests of unrestricted subsidiaries, not-for-profit entities, certain special purpose entities and entities organized in jurisdictions that would require any consent, approval or authorization from a governmental authority prior to such pledge (but only so long as such consent, approval or authorization has not been obtained after commercially reasonable efforts to do so), (xii) any asset of the Borrower or the Guarantors securing (or required to secure) that certain Agreement relating to an Amortizing Loan Kreditanstalt fur Wiederaufbau Program: KfW Energy Efficiency Program Energy-efficient Construction and Refurbishment (276), dated as of December 21, 2020, between Coherent LaserSystems GmbH & Co. KG and Commerzbank Aktiengesellschaft (as in effect on the Original Signing Date), and (xiii) such other assets of the Borrower and the Guarantors to be mutually agreed. The foregoing described in the preceding sentence are collectively referred to as the “Excluded Assets”.

All documentation (collectively referred to herein as the “Security Agreements”) evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance reasonably satisfactory to the Administrative Agent, and shall effectively create first priority security interests in the property purported to be covered thereby, subject to customary and other agreed exceptions and qualifications.

In addition, (a) landlord, bailee or warehouseman waivers or collateral access agreements shall not be required, control agreements shall not be required with respect to any deposit accounts, securities accounts or commodities accounts and no perfection actions other than the filing of UCC financing statements shall be required with respect to motor vehicles and other assets subject to certificates of title, letter of credit rights, commercial tort claims with a value of less than an amount to be agreed and promissory notes evidencing debt in a principal amount of less than an amount to be agreed, and share certificates of non-subsidiaries and immaterial subsidiaries and (b) no actions in any jurisdiction other than the United States or required by the laws of any jurisdiction other than the United States shall be required to be taken to create or perfect any security interests in assets located or titled outside of the United States (it being understood that there shall be no security agreements or pledge agreements governed under the laws of any jurisdiction other than the United States).

Notwithstanding the foregoing, the requirements of the preceding paragraphs of this “Security” section shall be, as of the Closing Date, subject to the Funds Certain Provisions.

Voluntary Prepayments:	Voluntary prepayments may be made at any time on three business days’ notice in the case of LIBOR (as defined below) loans, or one business day’s notice in the case of Base Rate (as defined below) loans, without premium or penalty (subject, however, to the Prepayment Premium referred to below), in minimum principal amounts to be mutually agreed; provided that voluntary prepayments of LIBOR loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs. Voluntary prepayments of Term Loans shall be applied to each outstanding tranche of Term Loans, as directed by the Borrower, and shall apply to reduce future scheduled amortization payments of the Initial Term Loans in direct order of maturity.

Mandatory Repayments and Commitment Reductions:	Mandatory repayments of Term Loans shall be required from (a) 100% of the proceeds (net of taxes and costs and expenses in connection with the sale) from asset sales and other dispositions by the Borrower and its subsidiaries (including sales or issuances of equity interests of any subsidiary of Borrower and insurance recovery and condemnation events) in excess of an amount to be agreed for each individual asset sale or disposition and an amount to be agreed in the aggregate for any fiscal year, with step-downs to 50% and 0% based upon the achievement and maintenance of Total Net Leverage Ratios equal to or less than 0.50x and 1.00x inside the Total Net Leverage Ratio as of the Closing Date, respectively, and subject to customary exceptions and thresholds (with exceptions for, among other things, ordinary course dispositions, dispositions of obsolete or worn-out property, property no longer used or useful in the business and other exceptions to be mutually agreed), and customary reinvestment rights permitting reinvestment within 12 months plus an additional 180 days if a binding agreement to reinvest has been entered into; provided that the Borrower may elect to deem expenditures that otherwise would be permissible reinvestments that occur prior to receipt of the proceeds of an asset sale to have been reinvested in accordance with the provisions hereof, so long as such deemed expenditure shall have been made no earlier than the earlier of the execution of a definitive agreement for such asset sale and six months prior to the consummation of such asset sale, (b) 100% of the net proceeds from issuances or incurrences of debt (excluding any debt permitted under the Term Loan Documentation, but including any Refinancing Term Facilities or Refinancing Notes (as each such term is defined below)) by the Borrower and its subsidiaries, and (c) 50% (decreasing to 25% and 0% based on Total Net Leverage Ratios equal to or less than 0.50x and 1.00x inside the Total Net Leverage Ratio as of the Closing Date, respectively) of annual Excess Cash Flow (to be defined in a manner consistent with the Documentation Principles) (commencing with the first full fiscal year of the Borrower ended after the Closing Date) of the Borrower and its subsidiaries, with any such required repayment amount to be reduced dollar-for-dollar by the amount of voluntary prepayments of Term Loans made during the applicable year or after year-end and prior to the time such Excess Cash Flow prepayment is due, except to the extent financed with long-term debt; provided that prepayments shall only be required under the foregoing clause (c) if, and only to the extent, that after giving effect to the applicable percentage of Excess Cash Flow, the amount of the Excess Cash Flow payment that would be required is greater than $20.0 million.

All mandatory repayments of Term Loans made pursuant to clauses (a) through (c), inclusive, above shall (subject to the immediately succeeding paragraph) be applied pro rata to each outstanding tranche of Term Loans, and shall apply to reduce future scheduled amortization payments of the Initial Term Loans in such order as the Borrower may direct. In addition, after giving effect to the consummation of the Transaction on the Closing Date, all commitments under the Initial Term Loan Facility (if any) not required to finance the Transaction, Refinancing and any Transaction Costs shall be terminated in their entirety.

Any Lender (each a “Declining Lender”) may elect not to accept any mandatory prepayment pursuant to clause (a) or (c) of the first paragraph of this section above. Any prepayment amount declined by a Declining Lender may be retained by the Borrower or may be applied in prepayment of amounts owed to non-Declining Lenders, in the Borrower’s discretion.

Mandatory prepayments in clauses (a) and (c) above shall be limited to the extent the upstreaming or transfer of such amounts from a foreign subsidiary to the Borrower or any other applicable subsidiary would result in material adverse tax consequences until such time as the Borrower or its applicable subsidiary may upstream or transfer such amounts and shall be subject to permissibility under local law of upstreaming proceeds (including financial assistance and corporate benefit restrictions and fiduciary and statutory duties of the relevant directors). The non-application of any mandatory prepayment amounts as a consequence of the foregoing provisions will not, for the avoidance of doubt, constitute a default or an event of default, and such amounts shall be available for working capital purposes of the Borrower and its subsidiaries.

Prepayment Premium:	The occurrence of any Repricing Transaction (as defined below) with respect to Initial Term Loans, in each case prior to the six-month anniversary of the Closing Date, will require payment of a fee (each, a “Prepayment Premium”) of an amount equal to 1.00% of the principal amount of the Initial Term Loans subject to such Repricing Transaction.

As used herein, the term “Repricing Transaction” shall mean, other than in connection with any transaction involving a Change of Control or a Transformative Acquisition (to be defined in a manner consistent with the Documentation Principles), (i) any prepayment or repayment of Initial Term Loans with the proceeds of, or any conversion of Initial Term Loans into, any new or replacement indebtedness consisting of broadly syndicated terms loans under any credit facilities bearing interest with an “effective yield” (taking into account, for example, upfront fees, interest rate spreads, interest rate benchmark floors and original issue discount) less than the “effective yield” applicable to the Initial Term Loans subject to such event (to be calculated in a manner consistent with the MFN Provision) and (ii) any amendment to Term Loan Documentation which reduces the “effective yield” applicable to the Initial Term Loans (it being understood that any prepayment premium with respect to a Repricing Transaction shall apply to any required assignment by a non-consenting Lender in connection with any such amendment pursuant to so-called yank-a-bank provisions).

Refinancing Term Facilities:	The Borrower shall have the right to refinance and/or replace the Initial Term Loans (and Incremental Term Loans) in whole or in part with (x) one or more new term facilities (each, a “Refinancing Term Facility”) under the Term Loan Documentation, in each case, with the consent of the Borrower and the institutions providing such Refinancing Term Facility and/or (y) one or more series of notes or loans, in the case of each of clauses (x) and (y), that will be pari passu or junior in right of payment and be secured by the Collateral on a pari passu or junior basis with the remaining portion of the Term Loan Facilities or be unsecured (such notes or loans, the “Refinancing Notes”); provided, that (a) any Refinancing Term Facility or issue of Refinancing Notes that is pari passu or junior with respect to the security shall be subject to a customary intercreditor agreement, the terms of which shall be reasonably satisfactory to the Administrative Agent and the Borrower, (b) in the case of Term Loans to be refinanced or replaced, no Refinancing Term Facility or Refinancing Notes shall mature prior to the maturity date of the applicable Term Loans being refinanced or replaced, or have a shorter weighted average life to maturity than (without giving effect to any amortization or prepayments on the outstanding Term Loans under the Initial Term Loan Facility (or any Incremental Term Facility)), or, with respect to Refinancing Notes, have mandatory prepayment provisions (other than related to customary asset sale and change of control offers or events of default) that could result in prepayments of such Refinancing Notes prior to, the Term Loans being refinanced or replaced (it being understood that the Borrower shall be permitted to optionally prepay, repurchase or redeem any such Refinancing Notes, subject to any separate restrictions under the Term Loan Documentation); provided, that this clause (b) shall not apply to any Refinancing Term Facility or Refinancing Notes in an aggregate principal amount (taken together with amounts incurred pursuant to clause (iv)(b) or (iv)(c) in the section entitled “Incremental Term Facilities”) not to exceed $750.0 million, (c) such Refinancing Term Facility or Refinancing Notes shall have pricing (including interest, rate floors, discounts, fees and premiums), optional prepayment and redemption terms as may be agreed to by the Borrower and the lenders party thereto, (d) such Refinancing Term Facility or series of Refinancing Notes shall not be secured by any assets other than the Collateral, (e) such Refinancing Term Facility or Refinancing Notes shall not be guaranteed by any person unless such person also becomes a Guarantor with respect to the Term Loan Facilities, (f) the other terms and conditions (excluding those referenced in clauses (b) through (e) above) of such Refinancing Term Facility or Refinancing Notes shall either, at the option of the Borrower, (i) not be, when taken as a whole, materially more restrictive (when taken as a whole) on the Borrower and its subsidiaries (as reasonably determined by the Borrower) than those terms and conditions applicable to the Term Loans being refinanced or replaced (except for (x) covenants or other provisions applicable only to periods after the latest final maturity date of the relevant Term Loans under the Term Loan Documentation existing at the time of such refinancing or replacement and (y) to the extent that the relevant Term Loans under the Term Loan Documentation existing at the time of such refinancing or replacement also obtain the benefit of such more restrictive covenants or other provisions (it being understood that in such case no consent shall be required by the Administrative Agent or any Lender)) or (ii) such terms shall be current market terms for such type of indebtedness, (g) the aggregate principal amount of any Refinancing Term Facility or any Refinancing Notes shall not exceed the aggregate principal amount of indebtedness being refinanced or replaced therewith, plus interest, premiums, fees and expenses or to the extent otherwise permitted under the Term Loan Documentation and (h) only a Refinancing Term Facility that is pari passu in right of payment and security with the Initial Term Loan Facility shall share ratably in any voluntary or mandatory prepayments of the Initial Term Loan Facility, unless the Borrower and the lenders in respect of such Refinancing Term Facility elect lesser payments.

Documentation:	The Term Loan Documentation will be based on that certain Credit and Guaranty Agreement, dated as of December 10, 2018, previously entered into by the Borrower, various lenders and DBNY, as administrative agent and collateral agent, and terminated prior to the Original Signing Date, as modified to (i) reflect the terms and conditions set forth herein and in the Commitment Letter (as may be modified pursuant to the “Market Flex” provisions of the Fee Letter), (ii) take account of differences related to the operational requirements of the Borrower, the Acquired Business and their respective subsidiaries in light of their size, industries, businesses and business practices (after giving effect to the Transaction), (iii) reflect operational and administrative changes reasonably requested by the Administrative Agent, (iv) include customary Beneficial Ownership Regulation provisions substantially consistent with recommendations provided by the Loan Syndications & Trading Association and (v) include LIBOR replacement provisions substantially consistent with recommendations provided by the Alternative Reference Rates Commission and in any case in form and substance reasonably satisfactory to the Administrative Agent and Borrower), the definitive terms of which will be negotiated in good faith (collectively, the “Documentation Principles”), in each case, subject to the Funds Certain Provisions. Notwithstanding the foregoing, the Term Loan Documentation will contain only those conditions to borrowing, mandatory repayments, representations, warranties, covenants and events of default expressly set forth herein and in the Commitment Letter (as modified pursuant to the “Market Flex” provisions of the Fee Letter) and, subject to the Documentation Principles and limitations as set forth herein, with materiality thresholds, standards, qualifications, exceptions, “baskets” and grace and cure periods to be mutually agreed and consistent with the Documentation Principles.

Interest Rates:

At the Borrower’s option, the Initial Term Loans may be maintained from time to time as (x) Base Rate loans, which shall bear interest at the Base Rate in effect from time to time plus the Applicable Margin (as defined below) or (y) LIBOR loans, which shall bear interest at LIBOR for the respective interest period plus the Applicable Margin.

“Applicable Margin” shall mean a percentage per annum equal to (i) in the case of Initial Term Loans maintained as Base Rate loans, 2.00%, and (ii) in the case of Initial Term Loans maintained as LIBOR loans, 3.00%.

“Base Rate” shall mean the highest of (x) the rate that the Administrative Agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1.00% in excess of the overnight federal funds rate, and (z) LIBOR for an interest period of one month (determined after giving effect to any applicable “floor”) plus 1.00%. Notwithstanding anything to the contrary herein, in no event shall the Base Rate be less than 1.50% per annum.

“LIBOR” shall be defined on a basis consistent with the Documentation Principles; provided that LIBOR shall not be less than 0.50% per annum (the “LIBOR Floor”).

Interest periods of 1, 2, 3 and 6 months or, to the extent agreed to by all Lenders with commitments and/or Term Loans under a given tranche of the Term Loan Facilities, 12 months, shall be available in the case of LIBOR loans.

Interest in respect of Base Rate loans shall be payable quarterly in arrears on the last business day of each calendar quarter. Interest in respect of LIBOR loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Term Loans and at maturity. All interest on Base Rate loans, LIBOR loans and commitment fees and any other fees shall be based on a 360-day year and actual days elapsed (or, in the case of Base Rate loans determined by reference to the prime lending rate, a 365/366-day year and actual days elapsed).

Default Interest:	Overdue principal, interest and other overdue amounts shall bear interest at a rate per annum equal to the rate which is 2.00% in excess of the rate then borne by the applicable borrowing (or, if any such amount does not relate to a borrowing under a specific tranche of the Term Loan Facilities, the rate which is 2.00% in excess of the rate applicable to Initial Term Loans maintained as Base Rate loans). Such interest shall be payable on demand.

Yield Protection:	The Term Loan Facilities shall include customary protective provisions for such matters as capital adequacy, liquidity, increased costs, reserves, funding losses, illegality and withholding taxes (it being understood that, for purposes of determining increased costs arising in connection with a change in law, the

Dodd-Frank Wall Street Reform and Consumer Protection Act and Basel III, and all requests, rules, guidelines or directives promulgated under, or issued in connection with, either of the foregoing shall be deemed to have been introduced or adopted after the date of the Term Loan Documentation, regardless of the date enacted, adopted or issued).

The Borrower shall have the right to replace any Lender that charges a material amount in excess of that being charged by the other Lenders with respect to contingencies described in the immediately preceding sentence on terms consistent with the Documentation Principles.

Agent/Lender Fees:	The Administrative Agent, the Lead Arranger and the Lenders shall receive such fees as have been separately agreed upon.

Conditions Precedent:

A. To Availability of Initial Term Loan Facility on the Closing Date:

Subject in all respects to the Funds Certain Provisions, those conditions precedent set forth on Exhibit C to the Commitment Letter.

B. To All Term Loans (other than Initial Term Loans Made on the Closing Date):

(i) All representations and warranties shall be true and correct in all material respects (or, in all respects, if qualified by materiality) on and as of the date of each borrowing of a Term Loan (although any representations and warranties which expressly relate to a given date or period shall be required to be true and correct in all material respects (or, in all respects, if qualified by materiality) as of the respective date or for the respective period, as the case may be), before and after giving effect to such borrowing and to the application of the proceeds therefrom, as though made on and as of such date; provided that with respect to any Incremental Term Facility the proceeds of which are used to finance a Limited Conditionality Acquisition, the limitations described above under clause (ii) of the second proviso of the first paragraph under the heading “Incremental Term Facilities” shall apply.

(ii)  No event of default under the Term Loan Facilities or event which with the giving of notice or lapse of time or both would be an event of default under the Term Loan Facilities, shall have occurred and be continuing, or would result from any borrowing of a Term Loan; provided that with respect to any Incremental Term Facility the proceeds of which are used to finance a Limited Conditionality Acquisition, no default or event of default shall have occurred and be continuing at the time of, or after giving effect to, entry into the applicable acquisition agreement.

Representations and Warranties:	Representations and warranties (applicable to the Borrower and its subsidiaries) will be limited to the following, in each case (where appropriate) with customary and other agreed materiality thresholds, exceptions and qualifications consistent with the Documentation Principles: (i) corporate status and good standing, to the extent applicable, (ii) corporate power and authority, (iii) due authorization, execution and delivery and enforceability, (iv) no violation or conflicts with laws, material debt contracts or charter documents, (v) governmental and third-party approvals, (vi) financial statements, undisclosed liabilities and projections, (vii) absence of a Material Adverse Effect (to be defined in a manner consistent with the Documentation Principles), (viii) solvency, (ix) absence of material litigation, (x) true and complete disclosure, (xi) use of proceeds and compliance with margin regulations, (xii) tax returns and payments, (xiii) compliance with ERISA, environmental law, general statutes, etc., (xiv) ownership of property, (xv) creation, validity, perfection and priority of security interests under Security Agreements, (xvi) inapplicability of Investment Company Act, (xvii) employment and labor relations, (xviii) intellectual property, franchises, licenses, permits, etc., (xix) maintenance of insurance, (xx) Patriot Act/“know your customer” laws (including the Beneficial Ownership Regulation), (xxi) OFAC/sanctions/anti-terrorism laws, (xxii) Foreign Corrupt Practices Act and other anti-corruption laws, (xxiii) anti-money laundering laws, and (xxiv) accuracy of the Merger Agreement Representations.

Notwithstanding anything to the contrary contained herein, the truth and accuracy of the representations and warranties (other than Merger Agreement Representations and Specified Representations) shall not constitute a condition precedent to the extension of credit on the Closing Date.

Covenants:	Affirmative and negative covenants (applicable to the Borrower and its subsidiaries) will be limited to the following, in each case (where appropriate) subject to the Documentation Principles and with customary and other agreed materiality thresholds, exceptions and qualifications:

(a) Affirmative Covenants – (i) Compliance with laws and regulations (including, without limitation, ERISA and environmental laws); (ii) payment of taxes and other obligations; (iii) maintenance of insurance; (iv) preservation of corporate existence, rights (charter and statutory) and approvals; (v) visitation and inspection rights with respect to books and property; (vi) keeping of proper books in accordance with generally accepted accounting principles; (vii) maintenance of properties; (viii) further assurances as to perfection and priority of security interests and additional guarantors; (ix) notice of defaults, material litigation and certain other material events; (x) financial and other reporting requirements (including, without limitation, unaudited quarterly and audited annual financial statements for the Borrower and its subsidiaries on a consolidated basis (in accordance with U.S. GAAP, except with respect to unaudited financials for the absence of footnotes and subject to year-end adjustments), in each case with accompanying management discussion and analysis and, in the case of audited annual financial statements, accompanied by an opinion of a nationally recognized accounting firm (which opinion shall not be subject to any qualification as to “going concern” or scope of the audit other than solely with respect to, or resulting solely from an upcoming maturity date under any Term Loan Facility), and projections prepared by management of the Borrower and provided on an annual basis, and quarterly informational calls with Lenders); (xi) use of proceeds; (xii) ERISA covenants; (xiii) use of commercially reasonable efforts to maintain a public corporate credit rating from S&P and a public corporate family rating from Moody’s, in each case with respect to the Borrower, and a public rating of the Term Loan Facilities by each of S&P and Moody’s; provided that no specific rating shall be required; (xiv) OFAC/sanctions/anti-terrorism laws; (xv) Foreign Corrupt Practices Act and other anti-corruption laws; (xvi) anti-money laundering laws; and (xvii) designation of subsidiaries as “unrestricted subsidiaries” or “restricted subsidiaries”.

(b) Negative Covenants – Restrictions on (i) liens; (ii) debt (including “disqualified preferred stock” and guaranties and other contingent obligations, with exceptions to permit, among other things, (x) debt secured on a pari passu basis with the Initial Term Loan Facility incurred in lieu of, and subject to the applicable terms and conditions of, the Incremental Term Facilities (“Incremental Equivalent Debt”), provided that the MFN Provision shall only apply to Incremental Equivalent Debt in the form of term loans secured on a pari passu basis with the Initial Term Loan Facility and (y) additional junior lien debt or unsecured debt, in such amount, subject to giving pro forma effect thereto (including use of proceeds), as could be incurred without causing the pro forma Total Net Leverage Ratio to exceed (A) a Total Net Leverage Ratio equal to or less than 0.50x outside the Total Net Leverage Ratio as of the Closing Date or (B) if such junior lien or unsecured debt is incurred in connection with a Permitted Acquisition, the Total Net Leverage Ratio as in effect immediately before consummation of such Permitted Acquisition, in each case, with other customary restrictions of the type applicable to Incremental Equivalent Debt (e.g. tenor, weighted average life to maturity, identical Guarantors and, in the case of secured debt, identical Collateral and intercreditor arrangements satisfactory to the Administrative Agent)); (iii) mergers, consolidations and other fundamental changes; (iv) sales, transfers and other dispositions of property and assets (including sale-leaseback transactions but with exceptions to include, among other things, (x) sales of inventory in the ordinary course of business and (y) sales of obsolete or worn out assets); (v) loans, acquisitions, joint ventures and other investments; provided that (x) the Borrower and the Guarantors shall be permitted to effect Permitted Acquisitions, subject to the absence of any default or event of default under the Term Loan Facilities at the time of the execution of the purchase agreement governing such Permitted Acquisition, line-of-business restrictions, provision of Guaranties and Security Agreements and aggregate consideration limitations with respect to entities/assets that do not become Guarantors/Collateral and (y) the Borrower and its subsidiaries may make unlimited investments, subject to the absence of any event of default and pro forma compliance with a Total Net Leverage Ratio equal to or less than 0.50x inside the Total Net Leverage Ratio as of the Closing Date; (vi) dividends and other distributions to, and redemptions and repurchases from, equity holders; provided that the Borrower and its subsidiaries may make unlimited dividends, distributions, and other equity redemptions, subject to (A) the absence of any event of default, (B) pro forma compliance with a Total Net Leverage Ratio equal to or less than 0.75x inside the Total Net Leverage Ratio as of the Closing Date and (C) an Available Amount Basket (as defined below) not less than $0; (vii) prepaying, redeeming or repurchasing junior lien debt, subordinated debt, the Borrower’s existing 0.250% Convertible Senior

Notes due 2024 (the “Existing 2024 Convertible Notes”), the Borrower’s existing 0.50% Convertible Senior Notes due 2026 (the “Existing 2026 Convertible Notes” and, together with the Existing 2024 Convertible Notes, the “Existing Convertible Notes”) and any Other Convertible Notes (to be defined in a manner consistent with the Documentation Principles), including, in the case of Existing Convertible Notes and Other Convertible Notes, by way of conversion and cash settlement payments owing in connection therewith; provided that the Borrower and its subsidiaries may (a) make any redemptions, repurchases, conversions or cash settlement payments with respect to the Existing Convertible Notes at such times, in such amounts, for such consideration (including cash, common stock of the Borrower, or a combination of both), and on such other terms as are, in each case, permitted by the applicable indenture governing such Existing Convertible Notes, so long as (i) no event of default under the Term Loan Facilities has occurred and is continuing, (ii) except with respect to any redemption, repurchase, conversion or cash settlement made with the proceeds of debt permitted under the Term Loan Documentation or the issuance of equity interests (other than “disqualified stock”), after giving effect to such redemption, repurchase, conversion or cash settlement payment, the Borrower and its subsidiaries have consolidated unrestricted cash and/or cash equivalents on hand of not less than $100.0 million and (iii) the amount of such redemption, repurchase, conversion or cash settlement payment is either (A) made from the proceeds of debt permitted under the Term Loan Documentation or the issuance of equity interests (other than “disqualified stock”) or (B) otherwise permitted to be made pursuant to (and is deemed charged as a utilization of) the Leverage-Based Restricted Debt Payment Basket (as defined below) and/or the Available Amount Basket (the “Combined RDP Basket”) or, if such amount exceeds the availability under the Combined RDP Basket, together with the availability under the other applicable baskets in the restricted payment covenant consistent with the Documentation Principles, the amount of such excess (such excess, the “Shortfall Amount”) reduces the Available Amount Basket on a dollar-for-dollar basis (such that the Available Amount Basket may be a negative amount); provided, however, that, notwithstanding the foregoing, the Borrower shall in any event be permitted to redeem, repurchase, convert or settle the Existing Convertible Notes with common stock of the Borrower as the sole consideration therefor and make cash payments in connection therewith to purchase fractional shares resulting therefrom, and (b) make unlimited prepayments, redemptions, repurchases of junior lien, subordinated debt, the Existing Convertible Notes and/or Other Convertible Notes (including cash settlement payments in connection with the Existing Convertible Notes and/or Other Convertible Notes), subject to (i) the absence of any event of default, (ii) pro forma compliance with a Total Net Leverage Ratio equal to or less than 0.75x inside the Total Net Leverage Ratio as of the Closing Date and (iii) the Available Amount Basket being not less than $0 (this clause (b), the “Leverage-Based Restricted Debt Payment Basket”); (viii) transactions with affiliates; (ix) negative pledges and restrictions on distributions, advances and asset transfers by subsidiaries; (x) changes in the nature of business; (xi) amending organizational documents or junior debt documents; and (xii) changes in fiscal quarters and fiscal years.

Among other customary and other agreed thresholds, exceptions and qualifications, the negative covenants will be subject to “baskets” to be set forth in the Term Loan Documentation, including (i) a “general investment basket” available under clause (v) of the immediately preceding paragraph equal to the greater of (x) $300.0 million and (y) 30% of Consolidated EBITDA for the most recently ended period of four consecutive fiscal quarters, (ii) shared “general restricted payment/restricted debt payment basket” available under clause (vi) and/or (vii) of the immediately preceding paragraph in an aggregate amount equal to the greater of (x) $300.0 million and (y) 30% of Consolidated EBITDA for the most recently ended period of four consecutive fiscal quarters and (iii) an available basket amount (the “Available Amount Basket”) that will be based on (a) a “starter” basket equal to the greater of (x) $300.0 million and (y) 30% of Consolidated EBITDA for the most recently ended period of four consecutive fiscal quarters plus (b) the Retained Excess Cash Flow Amount (to be defined in a manner consistent with the Documentation Principles) plus (c) certain other customary and agreed amounts (including, without limitation, net cash proceeds from “qualified” equity issuances of the Borrower, dispositions of investments made using the Available Amount Basket proceeds, the amount of retained asset sale proceeds, from mandatory prepayments declined by Declining Lenders, and the amount of any debt or disqualified stock converted into or exchanged for qualified equity of the Borrower) minus (d) the Shortfall Amount. The Available Amount Basket may be used for, among other things, dividends, distributions, investments, acquisitions and repayments of junior lien, unsecured or subordinated debt, subject solely to the absence of a default or any event of default.

The Borrower or any restricted subsidiary will be permitted to make acquisitions of persons that become restricted subsidiaries or of assets (including assets constituting a business unit, line of business or division) or capital stock (each, a “Permitted Acquisition”), along with intercompany investments necessary to consummate such Permitted Acquisition, subject solely to the following terms and conditions: (a) before and after giving effect thereto, no payment or bankruptcy event of default has occurred and is continuing, (b) after giving effect thereto, the Borrower is in compliance with the permitted lines of business covenant, (c) solely to the extent required by, and subject to the limitations set forth in “Guarantees” and “Security” above, the acquired company and its subsidiaries will become Guarantors and pledge their Collateral to the Administrative Agents and (d) acquisitions by the Borrower or Guarantors of persons and/or assets that do not become Guarantors or Collateral, as applicable, shall be subject to a cap to be agreed.

Notwithstanding anything to the contrary contained herein, the Borrower and its restricted subsidiaries shall be permitted to consummate a Post-Closing Reorganization. “Post-Closing Reorganization” means the reorganization of the Target, the Acquired Business and the Borrower and its subsidiaries, which may include such restructuring, cost-savings initiatives, divestitures, operational changes and other similar initiatives, in each case, as reasonably determined by the Borrower to be necessary or appropriate to achieve anticipated synergies in connection with the Merger or for tax optimization purposes; provided that, after giving effect thereto, (i) Lumentum Holdings Inc. remains the “Borrower” and (ii) there is no material adverse impact on the value of the Guaranties or the Collateral, in each case taken as a whole.

(c) Financial Covenant – None.

Unrestricted Subsidiaries:	The Term Loan Documentation will contain provisions pursuant to which, subject to no default or event of default, limitations on investments, pro forma compliance with a Total Net Leverage Ratio not to exceed a Total Net Leverage Ratio equal to or less than 0.50x outside the Total Net Leverage Ratio as of the Closing Date and other conditions consistent with the Documentation Principles, the Borrower will be permitted to designate any existing or subsequently acquired or organized subsidiary as an “unrestricted subsidiary” and subsequently re-designate any such unrestricted subsidiary as a restricted subsidiary; provided that (i) any subsidiary previously designated as an unrestricted subsidiary may not thereafter be re-designated as an unrestricted subsidiary, (ii) no subsidiary may be designated as an unrestricted subsidiary, unless it is also an “unrestricted subsidiary” for purposes of other material debt and (iii) no unrestricted subsidiary shall, at any time, hold or license any Material Intellectual Property (to be defined in a manner consistent with the Documentation Principles). The designation of any subsidiary as an “unrestricted subsidiary” shall constitute an investment for purposes of the investment covenant in the Term Loan Documentation in an amount equal to the fair market value thereof, and the designation of any unrestricted subsidiary as a restricted subsidiary shall be deemed to be an incurrence of indebtedness and liens by a restricted subsidiary of any outstanding indebtedness or liens, as applicable, of such unrestricted subsidiary for purposes of the Term Loan Documentation. With limited exceptions to be mutually agreed, unrestricted subsidiaries will not be subject to the mandatory repayment provisions, the representations and warranties, affirmative or negative covenants or events of default provisions of the Term Loan Documentation, and the cash held by, the results of operations, indebtedness and interest expense of unrestricted subsidiaries will not be taken into account for purposes of determining compliance with financial tests contained in such Term Loan Documentation; provided, however, that notwithstanding the foregoing, unrestricted subsidiaries will be subject to representations and warranties, covenants and event of default provisions of the Term Loan Documentation solely with respect to matters related to FCPA, OFAC and other sanctions, anti-terrorism, anti-corruption and anti-money laundering laws.

Events of Default:	Events of Default (to be applicable to the Borrower and its subsidiaries) will be limited to the following, in each case (where applicable), with materiality thresholds, exceptions and qualifications to be mutually agreed and subject to the Documentation Principles: (i) nonpayment of principal when due or interest, fees or other amounts after a grace period consistent with the Documentation Principles; (ii) failure to perform or observe covenants set forth in the Term Loan Documentation, subject to notice and a grace period consistent with the Documentation Principles; (iii) any representation or warranty proving to have been incorrect in any material respect (or, in any respect, if qualified by materiality) when made or confirmed; (iv) cross-defaults and cross-acceleration to other indebtedness in excess of an amount to be mutually agreed (after giving effect to all applicable notice and cure periods); (v) bankruptcy, insolvency proceedings, etc. (with a grace period for involuntary proceedings consistent with the Documentation Principles); (vi) admission of inability to pay debts, attachment, etc.; (vii) judgment defaults in excess of an amount to be mutually agreed (subject to exceptions for judgments covered by acceptable insurance and/or third party indemnities consistent with the Documentation Principles); (viii) customary ERISA defaults; (ix) actual or asserted invalidity of the Term Loan Documentation or subordination provisions or impairment of security interests in the Collateral; and (x) Change of Control.

Assignments and Participations:

Neither the Borrower nor any Guarantor may assign its rights or obligations under the Term Loan Facilities. Any Lender may assign, and may sell participations in, its rights and obligations under the Term Loan Facilities, subject (x) in the case of participations, to customary restrictions on the voting rights of the participants and restrictions on participations to the Borrower and its affiliates and (y) in the case of assignments, to such limitations as may be established by the Administrative Agent (including (i) a minimum assignment amount to be established by the Administrative Agent (or, if less, the entire amount of such assignor’s commitments and outstanding Term Loans at such time), (ii) an assignment fee in the amount of $3,500 to be paid by the respective assignor or assignee to the Administrative Agent, (iii) restrictions on assignments to any entity that is not an Eligible Transferee (to be defined in a manner consistent with the Documentation Principles), natural persons and, except in connection with a Permitted Buy-Back (as defined below), the Borrower and its affiliates and (iv) except in the case of an assignment to any Lender, its affiliates or an “approved fund” of a Lender, the receipt of the consent of the Administrative Agent and, after Successful Syndication and so long as no default or event of default exists under the Term Loan Facilities, the Borrower (such consent, in any such case, not to be unreasonably withheld, delayed or conditioned), provided that such consent of the Borrower shall be deemed to have been given if the Borrower has not responded within five business days of a request for such consents). The Term Loan Facilities shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Term Loan Facilities and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment and/or Term Loans, as applicable. Assignments will be by novation and will not be required to be pro rata among the Term Loan Facilities. In no event shall the Administrative Agent be obligated to ascertain, monitor or inquire as to whether any person is a Disqualified Institution, and the Administrative Agent shall not have any liability (or duties) with respect to or arising out of any assignment or participation of Term Loans to, or the restrictions on any exercise of any rights or remedies of, any Disqualified Institution.

The Term Loan Documentation shall also provide that Term Loans may be purchased by, and assigned to, the Borrower on a non-pro rata basis through Dutch auctions open to all Lenders with Term Loans on a pro rata basis and/or open market purchases, in each case in accordance with procedures to be agreed; provided that (i) no default or event of default then exists under the Term Loan Facilities or would result therefrom, (ii) any such purchase is made at a discount to par, (iii) the Borrower shall make a representation that it is not in possession of any material non-public information, (iv) any such Term Loans shall be automatically and permanently cancelled immediately upon purchase by the Borrower and (v) the Borrower complies with certain other conditions as may be required by the Administrative Agent (any such purchase and assignment, a “Permitted Buy-Back”).

Waivers and Amendments:

Amendments and waivers of the provisions of the Term Loan Documentation will require the approval of Lenders holding commitments and/or outstandings (as appropriate) representing more than 50% of the aggregate commitments and outstandings under the Term Loan Facilities (the “Required Lenders”), except that (a) the consent of each Lender directly affected thereby will be required with respect to (i) increases in commitment amounts of such Lender, (ii) reductions of principal, interest or fees of such Lender (other than the waiver of default interest), (iii) extensions of scheduled payments of any Term Loans (including at final maturity) or times for payment of interest or fees of such Lender, (iv) amendments to the collateral proceeds waterfall and (v) modifications to the pro rata sharing and payment provisions, assignment provisions or the voting percentages, (b) the consent of all of the Lenders shall be required with respect to releases of all or substantially all of (i) the Collateral or (ii) the value of the Guaranties provided by the Guarantors, in each case, taken as a whole, (c) the consent of the Administrative Agent shall be required with respect to any amendment that adversely affects its rights and duties in such capacity and (d) class voting rights for Lenders under each affected tranche of the Term Loan Facilities shall be required for certain types of amendments and waivers; provided that if any of the matters described in clause (a) or (b) above is agreed to by the Required Lenders, the Borrower shall have the right to either (x) substitute any non-consenting Lender by having its Term Loans and commitments assigned, at par, to one or more other institutions, subject to the assignment provisions described above or (y) with the express written consent of the Required Lenders, terminate the commitment of, and repay the obligations owing to, any non-consenting Lender, subject to repayment in full of all obligations of the Borrower owed to such Lender relating to the Term Loans and participations held by such Lender (including any Prepayment Premium).

In addition, the Term Loan Documentation shall provide for the amendment (or amendment and restatement) of the Term Loan Documentation to provide for a new tranche of replacement term loans to replace all or a portion of the Term Loans of a given tranche under the Term Loan Documentation, subject to customary limitations (including as to tenor, weighted average life to maturity, “effective yield” not exceeding that applicable to the tranche of Term Loans so replaced, prepayment ratability provisions and applicable covenants prior to the Term Loan Maturity Date), with the consent of the Administrative Agent, the Borrower and the lenders providing such replacement term loans.

The Term Loan Documentation will contain customary “amend and extend” provisions pursuant to which the Borrower, with the approval of consenting Lenders, may extend the maturity of Term Loans of such consenting Lenders and, in connection therewith, amend the interest rates, yield, fees, amortization (so long as the weighted average life to maturity is not shortened) and prepayment provisions applicable to such extended Term Loans; provided that the application of mandatory prepayments shall not be on a greater than pro rata basis with any non-extending Term Loans.

Indemnification; Expenses:

The Term Loan Documentation will contain customary indemnities for a credit facility of this size and type for the Administrative Agent, the Lead Arranger, the Lenders and their respective affiliates’ employees, officers and agents (including, without limitation, for all reasonable and documented out-of-pocket costs and expenses of the Lenders incurred after the occurrence, and during the continuance of, an event of default under the Term Loan Facilities), in each case other than any losses, claims, damages, liabilities or related expenses (i) to the extent they are found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of such indemnified person (or any such indemnified person’s related persons), (ii) arising out of a material breach by such indemnified person (or any of such indemnified person’s related persons) of its respective obligations under the Term Loan Documentation (as determined by a court of competent jurisdiction in a final and non-appealable judgment), or (iii) arising out of any claim, actions, suits, inquiries, litigation, investigation or proceeding that does not involve an act or omission of the Borrower or any of the Borrower’s subsidiaries and that is brought by an indemnified person against any other Indemnified Person (other than any claim, actions, suits, inquiries, litigation, investigation or proceeding against any Agent in its capacity or in fulfilling its role as an administrative agent or Lead Arranger under the Term Loan Facilities); provided that the Borrower shall not be responsible for the fees and expenses of more than one primary counsel for the Administrative Agent, one local counsel for each relevant jurisdiction, one other counsel for all other Lenders and their respective affiliates, employees, officers and agents and, in each case, if reasonably necessary or advisable in the judgment of the affected person in the case of an actual or perceived conflict of interest, an additional primary counsel and one additional local counsel in each such applicable jurisdiction (in any case excluding costs of in-house counsel).

The Term Loan Documentation will require the Borrower to pay all reasonable and documented out-of-pocket expenses of the Administrative Agent, the Lead Arranger and the Lenders incurred in connection with the syndication of the Initial Term Loan Facility and the preparation, execution, delivery and administration of the Term Loan Documentation and any amendment or waiver with respect to the Term Loan Facilities and in connection with the enforcement of the Term Loan Documentation (subject to customary limitations).

Governing Law and Forum:	All Term Loan Documentation shall be governed by the laws of the State of New York (except security documentation that the Administrative Agent determines should be governed by local or state law). The Borrower and the Guarantors will submit to the exclusive jurisdiction and venue of any New York State court or Federal court sitting in the County of New York, Borough of Manhattan, and appellate courts thereof (except to the extent the Administrative Agent requires submission to any other jurisdiction in connection with the exercise of any rights under any security document or the enforcement of any judgment).

Counsel to Administrative Agent and Lead Arranger:	White & Case LLP.

Exhibit C

Project Cheetah

Term Loan Facilities

Summary of Conditions Precedent

Capitalized terms used in this Exhibit C but not defined herein shall have the meanings set forth in the commitment letter to which this Exhibit C is attached (the “Commitment Letter”) and in the other Exhibits to the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit C shall be determined by reference to the context in which it is used.

Subject in all respects to the Funds Certain Provisions, the initial borrowing under the Initial Term Loan Facility shall be subject solely to the satisfaction or waiver of the following conditions precedent:

1. The Borrower and each of the Guarantors shall have executed and delivered the Term Loan Documentation, which shall be consistent with the terms of the Commitment Letter and the Term Sheet and this Summary of Conditions.

2. Substantially concurrently with the initial funding under the Initial Term Loan Facility, the Acquisition shall have been consummated in all material respects in accordance with the terms and conditions of the definitive amended and restated merger agreement relating to the Acquisition (including, but not limited to, all schedules and exhibits thereto) (as amended, restated, supplemented or otherwise modified from time to time in accordance with this Section 2, collectively, the “Merger Agreement”), and the Merger Agreement shall not have been altered, amended or otherwise changed or supplemented or any provision or condition therein waived, and neither the Borrower nor any affiliate thereof shall have consented to any action which would require the consent of the Borrower or such affiliate under the Merger Agreement, if such alteration, amendment, change, supplement, waiver or consent would be adverse to the interests of the Lenders (in their capacities as such) in any material respect, in any such case without the prior written consent of the Agents (not to be unreasonably withheld, delayed or conditioned) (it being understood and agreed that any alteration, change, supplement, amendment, modification, waiver or consent (a) that decreases the purchase price in respect of the Acquisition shall not be deemed to be adverse to the interests of the Lenders in any material respect, so long as any such decrease in excess of 10% of the purchase price is allocated on a dollar-for-dollar basis to reduce the aggregate principal amount of the Initial Term Loan Facility, (b) that results in any increase in the purchase price in respect of the Acquisition shall not be deemed to be adverse to the interests of the Lenders in any material respect, so long as such increase is funded solely by an issuance of common equity interests of the Borrower and/or cash on the balance sheet of the Acquired Business or the Borrower and (c) that includes any adverse modifications to the definition of Company Material Adverse Effect (as defined in the Merger Agreement as in effect on the date hereof) shall be deemed to be adverse to the interests of the Lenders in a material respect).

3. Since the date of the Merger Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement).

4. Prior to or substantially concurrently with the consummation of the Acquisition, the Refinancing shall have been consummated.

5. The Equity Financing shall have been consummated (or shall be consummated substantially concurrently with the initial funding under the Initial Term Loan Facility) in accordance with the terms of the Merger Agreement, as amended, restated, supplemented or otherwise modified from time to time in accordance with Section 2 of this Exhibit C.

6. Subject in all respects to the Funds Certain Provisions, the Guaranties and Security Agreements required by the Term Sheet shall have been executed and delivered, and the Lenders shall have a first priority perfected security interest in all assets of the Borrower and the Guarantors as, and to the extent, required by Term Sheet.

7. The Agents shall have received (1) customary legal opinions from counsel to the Borrower and the Guarantors (including, without limitation, New York counsel), (2) a solvency certificate as to the solvency of the Borrower and its subsidiaries on a consolidated basis after giving effect to the Transaction, in the form attached as Annex A to this Exhibit C, from the chief financial officer (or other officer with reasonable equivalent duties) of the Borrower, (3) customary corporate (or other organizational) resolutions from the Borrower and the Guarantors, customary secretary’s certificates (or, as applicable, certificates delivered by the applicable officer, director, member, partner or equivalent) from the Borrower and the Guarantors appending such resolutions and charter documents and (4) a customary borrowing notice (provided that such notice shall not include any representation or statement as to the absence (or existence) of any default or event of default or a bring-down of representations and warranties, except as provided in paragraph 12 below).

8. The Agents shall have received (1) audited consolidated balance sheets and related statements of income (or operations, as applicable) and cash flows of each of the Borrower and the Acquired Business for the three fiscal years of the Borrower or the Acquired Business, as applicable, ended at least 90 days prior to the Closing Date, (2) unaudited consolidated balance sheets and related statements of income and cash flows of the Borrower and the Acquired Business for each fiscal quarter (other than any fourth fiscal quarter) of the Borrower or the Acquired Business, as applicable, ended after the close of its most recent fiscal year and at least 45 days prior to the Closing Date, and (3) pro forma consolidated balance sheet of the Borrower and its subsidiaries (including the Acquired Business) and a pro forma consolidated statement of income of the Borrower and its subsidiaries as of and for the twelve-month period ending on the last day of the most recently completed four fiscal quarter period ended at least 45 days (or 90 days with respect to any four fiscal quarter period ending on the last day of a fiscal year) before the Closing Date, prepared after giving effect to the Transaction as if the Transaction had occurred at the beginning of such period, which need not be prepared in compliance with Regulation S-X of the Securities Act of 1933, as amended, or include adjustments for purchase accounting (collectively, the “Required Information”); provided, that it is understood and agreed that the Lead Arranger received prior to the Original Signing Date (i) audited consolidated balance sheets and related statements of income and cash flows of the Borrower for each of the fiscal years of Borrower ended June 27, 2020, June 29, 2019, and June 30, 2018, (ii) audited consolidated balance sheets and related statements of income and cash flows of the Acquired Business for each of the fiscal years of the Acquired Business ended October 3, 2020, September 28, 2019, and September 29, 2018, (iii) unaudited consolidated balance sheet and related statement of income and cash flows of the Borrower for each of the fiscal quarter of Borrower ended September 26, 2020, and (iv) unaudited consolidated balance sheets and related statements of income and cash flows of the Acquired Business for each of the fiscal quarters of the Acquired Business ended July 4, 2020 and April 4, 2020.

9. All reasonable and documented costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation, in each case, contemplated hereby and payable to each Agent and the Lenders shall have been paid to the extent (a) due and owing on the Closing Date pursuant to the Commitment Letter or the Fee Letter and (b) with respect to expenses, invoiced to the Borrower at least three (3) business days prior to the Closing Date (which amounts may be offset against the proceeds of the initial funding under the Initial Term Loan Facility).

10. So long as requested in writing at least ten business days prior to the Closing Date, the Agents shall have received at least three business days prior to the Closing Date all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act and the Beneficial Ownership Regulation.

11. The Borrower shall have (a) delivered (or caused to be delivered) to the Lead Arranger such information required (and reasonably requested by the Lead Arranger) to prepare a customary confidential information memorandum to be used for the syndication of the Initial Term Loan Facility (excluding (x) any information customarily delivered by an investment bank or financing arrangers and (y) any financial information other than the Required Information) and (b) provided the Lead Arranger prior to the Closing Date a period (the “Marketing Period”) of not less than fifteen (15) consecutive business days to attempt to syndicate the Initial Term Loan Facility; provided that (x) if the Marketing Period has not been completed on or prior to August 20, 2021, the Marketing Period shall commence no earlier than September 7, 2021 and (y) if the Marketing Period has not been completed on or prior to December 22, 2021, the Marketing Period shall commence no earlier than January 4, 2022. If Borrower in good faith reasonably believes it has delivered the information required by clause (a) of this paragraph 11, it may deliver to the Lead Arranger a written notice to that effect, in which case the Borrower shall be deemed to have complied with its obligation to furnish such information on the date such notice is received by the Lead Arranger, unless the Lead Arranger in good faith reasonably believes that the Borrower has not completed delivery of such information and, within two business days after the receipt of such notice from the Borrower, the Lead Arranger delivers a written notice to the Borrower to that effect (stating with reasonable specificity what information has not been delivered); provided that, notwithstanding the foregoing, the requirement set forth in clause (a) of this paragraph 11 shall be satisfied at any time at which (and so long as) the Lead Arranger shall have actually received such information, regardless of whether or when any such notice is delivered to the Borrower.

12. The Merger Agreement Representations shall be true and correct (subject, in each case, to any materiality set forth in Article III of the Merger Agreement) as of the Closing Date (or true and correct as of a specified date, if earlier) and the Specified Representations shall be true and correct in all material respects as of the Closing Date (or if qualified by materiality, true and correct in all respects).

Annex A to Exhibit C

FORM OF SOLVENCY CERTIFICATE

[•], _____

This Solvency Certificate is being executed and delivered pursuant to Section [•] of that certain [•]1 (the “Credit Agreement”); the terms defined therein being used herein as therein defined.

I, Wajid Ali, the Executive Vice President and Chief Financial Officer of the Borrower, solely in such capacity and not in an individual capacity, hereby certify that I am the [chief financial officer/equivalent officer] of the Borrower and that I am generally familiar with the businesses and assets of the Borrower and its subsidiaries (taken as a whole), and I am duly authorized to execute this Solvency Certificate on behalf of the Borrower pursuant to the Credit Agreement.

I further certify, solely in my capacity as chief financial officer of the Borrower, and not in my individual capacity, as of the date hereof and after giving effect to the Transaction and the incurrence of the indebtedness and obligations being incurred in connection with the Credit Agreement and the Transaction on the date hereof, that, (i) the sum of the debt (including contingent liabilities) of the Borrower and its subsidiaries, taken as a whole, does not exceed the fair value of the present assets of the Borrower and its subsidiaries, taken as a whole; (ii) the present fair saleable value of the assets of the Borrower and its subsidiaries, taken as a whole, is not less than the amount that will be required to pay the probable liabilities (including contingent liabilities) of the Borrower and its subsidiaries, taken as a whole, on their debts as they become absolute and matured; (iii) the capital of the Borrower and its subsidiaries, taken as a whole, is not unreasonably small in relation to the business of the Borrower or its subsidiaries, taken as a whole, contemplated as of the date hereof; and (iv) the Borrower and its subsidiaries, taken as a whole, are able to pay their debts (including current obligations and contingent liabilities) as such debts mature and do not intend to incur, or believe that they will incur, debts (including current obligations and contingent liabilities) beyond their ability to pay such debt as they mature in the ordinary course of business. For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

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[1]	Describe Credit Agreement.

IN WITNESS WHEREOF, I have executed this Solvency Certificate on the date first written above.

By:
Name: [___]
Title:

Exhibit 99.1

Lumentum Announces Amended Transaction Agreement with Coherent

Affirms Commitment to Uniting Global Industry Leaders to Accelerate the Future of Photonics

Lumentum to Acquire Coherent in a $6.6 Billion Cash and Stock Transaction

Expects to Deliver More than $190 Million in Annual Run-rate Synergies within 36 Months of Transaction Close

Expects Transaction to be Accretive to Non-GAAP EPS during First Full Year of Combined Operations

Companies Have Received U.S. Regulatory Approval for Transaction

SAN JOSE, Calif., March 10, 2021 – Lumentum Holdings Inc. (“Lumentum”) today announced an amendment to the previously announced definitive agreement between Lumentum and Coherent, Inc. (“Coherent”) entered into on January 18, 2021. Under the terms of the amended agreement, which was unanimously approved by the Boards of Directors of both companies, Lumentum will acquire Coherent in a cash and stock transaction whereby Coherent stockholders will receive $175.00 per share in cash and 1.0109 shares of Lumentum common stock for each Coherent share they own. Using Lumentum’s closing stock price as of March 9, 2021, this equates to a consideration of $261.62 per Coherent share. At closing, Coherent stockholders are expected to own approximately 24% percent of the combined company.

“Combining with Coherent helps us to diversify our business and achieve scale in important and growing markets,” said Alan Lowe, Lumentum President and CEO. “The combined company will have a strong financial profile with a more diversified revenue mix and significant synergy opportunities that will deliver enhanced value to our stockholders. The Lumentum-Coherent transaction continues to have a clear path to completion and we are moving forward expeditiously to achieve the remaining approvals necessary to complete the transaction.”

Wajid Ali, Executive Vice President and CFO, said, “By increasing the cash and lowering the stock in the consideration mix relative to our prior agreement, we are able to deliver more overall value to Coherent stockholders while at the same time increasing earnings accretion. We expect to attain annual run-rate synergies of more than $190 million within 36 months of the closing and expect the transaction to be accretive to non-GAAP earnings per share during the first full year of combined operations. We will be highly focused on exceeding our synergy targets and utilizing the combined company’s strong cash flows to de-lever and pay down the low-cost term debt we are utilizing to finance this transaction, as we did in our last major acquisition.”

Lumentum’s Board of Directors continues to recommend the transaction with Coherent to its stockholders.

Transaction Terms, Financing, Governance and Approvals

Lumentum intends to finance the cash portion of the transaction through a combination of cash on hand from the combined company’s balance sheet and $3.0 billion in new debt financing from a fully committed Term Loan B.

Two members of the Coherent Board will be appointed to the Lumentum Board, which will be expanded to nine directors, at the closing of the transaction.

The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), expired on March 3, 2021 with respect to the proposed acquisition of Coherent. The expiration of the waiting period under the HSR Act satisfies one of the conditions to the closing of the pending transaction. The transaction is expected to close in the second half of calendar year 2021, subject to approval by Lumentum’s and Coherent’s stockholders, receipt of remaining regulatory approvals and other customary closing conditions.

Advisors

Deutsche Bank is serving as the exclusive financial advisor and sole bookrunner on the committed debt financing to Lumentum and Wilson Sonsini Goodrich & Rosati is serving as legal advisor.

About Lumentum

Lumentum (NASDAQ: LITE) is a major designer and manufacturer of innovative optical and photonic products enabling optical networking and laser applications worldwide. Lumentum optical components and subsystems are part of virtually every type of telecom, enterprise, and data center network. Lumentum lasers enable advanced manufacturing techniques and diverse applications including next-generation 3D sensing capabilities. Lumentum is headquartered in San Jose, California with R&D, manufacturing, and sales offices worldwide. For more information, visit www.lumentum.com.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Lumentum and Coherent. In connection with the proposed transaction, Lumentum will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes the joint proxy statement of Lumentum and Coherent that will also constitute a prospectus of Lumentum. The information in the preliminary proxy statement/prospectus is not complete and may be changed. When the joint proxy statement/prospectus is finalized, it will be sent to the respective stockholders of Coherent and Lumentum seeking their approval of their respective transaction-related proposals.

Lumentum may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Lumentum securities, are not soliciting an offer to buy Lumentum securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

LUMENTUM AND COHERENT URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by contacting Lumentum’s Investor Relations Department at investor.relations@lumentum.com. Copies of documents filed with the SEC by Coherent (when they become available) may be obtained free of charge on Coherent’s website at https://investors.coherent.com by contacting Coherent’s Investor Relations Department at investor.relations@coherent.com.

Participants in the Solicitation

Each of Lumentum, Coherent and directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the respective stockholders of Coherent and Lumentum in connection with the proposed transaction is set forth in the proxy statement/prospectus to be filed with the SEC. Additional information regarding Lumentum’s executive officers and directors is included in Lumentum’s definitive proxy statement, which was filed with the SEC on September 25, 2020. Additional information regarding Coherent’s executive officers and directors is included in Coherent’s definitive proxy statement, which was filed with the SEC on April 6, 2020, and in an amendment to its Annual Report on Form 10-K/A which was filed with the SEC on February 1, 2021. You can obtain free copies of these documents using the information in the paragraph immediately above.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and Lumentum’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Coherent and Lumentum, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Coherent’s and Lumentum’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the amended merger agreement, including the receipt by Coherent of an unsolicited proposal from a third party (including MKS Instruments, Inc. or II-VI Incorporated); (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Coherent and Lumentum; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Coherent’s and Lumentum’s ability to implement its business strategy; (vii) pricing trends, including Coherent’s and Lumentum’s ability to achieve economies of scale; (viii) potential litigation relating to the proposed transaction that could be instituted against Coherent, Lumentum or their respective directors; (ix) the risk that disruptions from the proposed transaction will harm Coherent’s or Lumentum’s business, including current plans and operations; (x) the ability of Coherent or Lumentum to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) uncertainty as to the long-term value of Lumentum common stock; (xiii) legislative, regulatory and economic developments affecting Coherent’s and Lumentum’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Coherent and Lumentum operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Coherent’s and/or Lumentum’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Coherent’s or Lumentum’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and Lumentum’s response to any of the aforementioned factors; (xix)

geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; (xx) Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xxi) failure to receive the approval of the stockholders of Lumentum and/or Coherent. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Coherent’s or Lumentum’s consolidated financial condition, results of operations, or liquidity. Neither Coherent nor Lumentum assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Lumentum Contact Information

Investors: Jim Fanucchi, (408) 404-5400, investor.relations@lumentum.com

Media: Eric Brielmann or Kelly Sullivan, Joele Frank, Wilkinson Brimmer Katcher, (212) 355-4449